Exhibit 99.1

SANDSTORM GOLD LTD.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018

MARCH 21, 2019

Suite 1400, 400 Burrard Street

Vancouver, B.C. V6C 3A6

SANDSTORM GOLD LTD.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

INTRODUCTORY NOTES	2
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	4
Public Offerings	4
Credit Facility	5
Normal Course Issuer Bid	5
Mineral Interests	6
Corporate Takeovers	14
Change of Auditor	15
DESCRIPTION OF THE BUSINESS	15
Principal Product	16
Competitive Conditions	23
Operations	23
Risk Factors	27
Risks Relating to the Company	27
Risks Relating to the Mining Operations	35
TECHNICAL INFORMATION	41
CIM Standards Definitions	41
Santa Elena Mine, Mexico	48
Chapada Mine, Brazil	61
Houndé Mine, West Africa	73
Hod Maden Project, Turkey	79
DIVIDENDS	94
DESCRIPTION OF CAPITAL STRUCTURE	94
Trading Price and Volume	95
Common Shares	95
Warrants	95
DIRECTORS AND OFFICERS	96
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	100
TRANSFER AGENT AND REGISTRAR	100
MATERIAL CONTRACTS	100
INTERESTS OF EXPERTS	100
AUDIT COMMITTEE	101
ADDITIONAL INFORMATION	102
SCHEDULE “A”	A1

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Information

This annual information form (“AIF”) contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this AIF and Sandstorm Gold Ltd. (“Sandstorm Gold” or the “Company”) does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm Gold as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm Gold will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of gold and other metals; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm Gold; stock market volatility; competition; as well as those factors discussed in the section entitled “Risk Factors” herein.

Forward-looking information in this AIF includes, among other things, disclosure regarding: Sandstorm Gold’s existing Gold Streams (as defined below) and royalties, as well as its future outlook and the mineral reserve and mineral resource estimates for the Santa Elena Mine (as defined below), Chapada Mine (as defined below), the Houndé Mine (as defined below) and the Hod Maden Project (as defined below), production and cost estimates and expected plans with regard to certain assets of Mariana Resources (as defined below). Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm Gold will purchase gold and other commodities or from which it will receive royalty payments, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as future actions and events and actual results could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Currency Presentation and Exchange Rate Information

All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars (“US Dollars”).

The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar for each of the three years in the period ended December 31, 2018, as quoted by the Bank of Canada, were as follows:

Year Ended December 31
	2018	2017	2016
High	C$1.3642	C$1.2128	C$1.2544
Low	C$1.2288	C$1.3743	C$1.4589
Average (1)	C$1.2957	C$1.2986	C$1.3253
Closing	C$1.3642	C$1.2545	C$1.3427

(1)	Calculated as an average of the daily noon rates for 2016. For 2017 and 2018, calculated as prior day daily average.

Commodity Price Information

Gold Prices

The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2018, as quoted by the London Bullion Market Association, were as follows:

	Year Ended December 31
	2018	2017	2016
High	$1,355	$1,346	$1,366
Low	$1,178	$1,151	$1,077
Average	$1,268	$1,257	$1,251
Closing	$1,282	$1,291	$1,146

Silver Prices

The high, low, average and closing afternoon fixing silver prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2018, as quoted by the London Bullion Market Association, were as follows:

	Year Ended December 31
	2018	2017	2016
High	$17.52	$18.56	$20.71
Low	$13.97	$15.22	$13.58
Average	$15.71	$17.05	$17.14
Closing	$15.47	$16.87	$16.24

Copper Prices

The high, low, average and closing official cash settlement copper prices in United States dollars per pound for each of the three years in the period ended December 31, 2018, as quoted by the London Metal Exchange, were as follows:

	Year Ended December 31
	2018	2017	2016
High	$3.33	$3.27	$2.69
Low	$2.61	$2.48	$1.96
Average	$2.96	$2.80	$2.21
Closing	$2.71	$3.25	$2.50

CORPORATE STRUCTURE

The Company was incorporated under the Business Corporations Act (British Columbia) (“BCBCA”) on March 23, 2007. The Company changed its name from “Sandstorm Resources Ltd.” to “Sandstorm Gold Ltd.” on February 17, 2011. Effective June 19, 2015, Sandstorm Gold Ltd. amalgamated, by way of vertical short-form amalgamation under the BCBCA, with one of its wholly-owned subsidiaries, Premier Royalty Inc. (“Premier Royalty”). Sandstorm Gold Ltd. was the continuing entity as a result of this amalgamation. Effective January 1, 2018, Sandstorm Gold Ltd. amalgamated, by way of vertical short-form amalgamation under the BCBCA, with one of its wholly-owned subsidiaries, Sandstorm Gold (Barbados) Limited. Sandstorm Gold Ltd. was the continuing entity as a result of this amalgamation.

The Company’s head, registered, and records office are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

The Company has two principal wholly-owned subsidiaries; being: (1) Mariana Resources Limited (“Mariana Resources”), a wholly-owned subsidiary of the Company incorporated under the laws of Guernsey, and (2) Mariana Turkey Limited, a wholly-owned subsidiary of Mariana Resources Limited incorporated under the laws of Guernsey.

GENERAL DEVELOPMENT OF THE BUSINESS

Public Offerings

On September 1, 2015, the Company filed a short form base shelf prospectus (the “2015 Base Shelf Prospectus”) in Canada and the United States which allowed the Company to offer for sale and issue from time to time common shares of the Company (“Common Shares”), warrants to purchase Common Shares, subscription receipts and units, or any combination thereof, having a total aggregate offering price for such securities, of up to $150,000,000 (or the equivalent thereof in other currencies) during the 25-month period that the 2015 Base Shelf Prospectus, including any amendments thereto, remained effective.

On November 3, 2015, the Company completed a bought deal financing with a syndicate of underwriters of 10,087,800 units of the Company at a price of $2.85 per unit (“Units”) for gross proceeds of approximately $28.8 million (the “November 2015 Offering”). Each Unit was comprised of one Common Share and one-half of one common share purchase warrant, where each full warrant entitles the holder to purchase one Common Share at a price of $4.00 until November 3, 2020. The Units were sold pursuant to an underwriting agreement between the Company and a syndicate of investment dealers co-led by National Bank Financial Inc. and BMO Nesbitt Burns Inc. The Units issued under the November 2015 Offering were offered by way of an amended and restated prospectus supplement (dated October 27, 2015) to the 2015 Base Shelf Prospectus in all of the Provinces of Canada, other than Québec, and in the United States as part of an effective registration statement. The net proceeds from the November 2015 Offering were primarily used to reduce the balance of the Company’s revolving credit facility, which facility was used in funding the acquisition of production streams from up to five projects from Yamana (as defined below), and for working capital purposes.

On July 6, 2016, the Company completed a bought deal financing with a syndicate of underwriters of 12,921,400 Common Shares of the Company at a price of $4.45 per Common Share for gross proceeds of approximately $57,500,230 (the “July 2016 Offering”). The Units were sold pursuant to an underwriting agreement between the Company and a syndicate of investment dealers co-led by National Bank Financial Inc. and BMO Nesbitt Burns Inc. The Common Shares issued under the July 2016 Offering were offered by way of a prospectus supplement (dated June 27, 2016) to the 2015 Base Shelf Prospectus in all of the Provinces of Canada, other than Québec, and in the United States as part of an effective registration statement. The net proceeds from the July 2016 Offering were primarily used to repay the outstanding balance under the Company’s revolving credit facility, for working capital purposes and to finance the purchase of future Gold Streams/royalties.

On December 16, 2016, the Company filed a short form base shelf prospectus (the “2016 Base Shelf Prospectus”) in Canada and the United States which allowed the Company to offer for sale and issue from time to time Common Shares, warrants to purchase Common Shares, subscription receipts and units, or any combination thereof, having a total aggregate offering price for such securities, of up to $200,000,000 (or the equivalent thereof in other currencies) during the 25-month period that the 2016 Base Shelf Prospectus, including any amendments thereto, remained effective. The Company conducted no public financings pursuant to the 2016 Base Shelf Prospectus and the 2016 Base Shelf Prospectus expired in January 2019.

On March 1, 2019, the Company filed a short form base shelf prospectus (the “2019 Base Shelf Prospectus”) in Canada and the United States which allows the Company to offer for sale and issue from time to time Common Shares, warrants to purchase Common Shares, subscription receipts and units, or any combination thereof, having a total aggregate offering price for such securities, of up to $200,000,000 (or the equivalent thereof in other currencies) during the 25-month period that the 2019 Base Shelf Prospectus, including any amendments thereto, remains effective.

Credit Facility

On January 12, 2012, the Company entered into a revolving credit agreement with The Bank of Nova Scotia, which allowed the Company to borrow up to $50.0 million (the “Revolving Loan” or “Credit Facility”, as amended from time to time). The Revolving Loan had a term of three years, which was extendable by mutual consent of The Bank of Nova Scotia and the Company. On February 7, 2013 (as amended from time to time), the Company entered into an amended and restated credit agreement and amended the Revolving Loan to increase the amount which the Company was permitted to borrow thereunder to up to $110.0 million. On December 20, 2017, the Company entered into a second amended and restated credit agreement (the “Second Amended and Restated Credit Agreement”) and amended the Revolving Loan to increase the amount which the Company was permitted to borrow thereunder to up to $150.0 million. On December 4, 2018, the Company entered into an amendment to the Second Amended and Restated Credit Agreement to increase the amount which the Company was permitted to borrow thereunder to up to $225.0 million (the “Amended Revolving Loan”, as amended from time to time).

The term of the Amended Revolving Loan expires December 20, 2022, which is extendable by mutual consent of The Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, Canadian Imperial Bank of Commerce, Royal Bank of Canada and the Company. The Amended Revolving Loan can be used for the acquisition of Gold Streams and royalties and general corporate purposes. The amounts drawn on the Amended Revolving Loan are subject to interest at LIBOR plus 2.00% to 3.00% per annum, and the undrawn portion of the Amended Revolving Loan is subject to a standby fee of 0.45%-0.675% per annum, dependent on the Company’s leverage ratio. As at December 31, 2018, the Company had not drawn down on the Amended Revolving Loan and the full balance of $225.0 million remained available. Subsequent to December 31, 2018, the Company utilized a portion of the Amended Revolving Loan to fund the acquisition of the Fruta del Norte Royalty (as defined below). As of the date of this AIF, $44.0 million has been drawn on and remains outstanding under the Amended Revolving Loan, leaving $181.0 million undrawn and available for future acquisitions and for general corporate purposes.

Normal Course Issuer Bid

On March 30, 2016, the Company commenced a Normal Course Issuer Bid (“2016 NCIB”) in accordance with Toronto Stock Exchange (“TSX”) rules and Canadian securities laws. Under the 2016 NCIB, the Company was entitled to purchase up to 6,896,539 Common Shares, representing 5% of the Company’s issued and outstanding Common Shares as of March 15, 2016. The 2016 NCIB terminated on April 3, 2017. On April 5, 2017, the Company commenced a new Normal Course Issuer Bid (“2017 NCIB”) in accordance with TSX rules and Canadian securities laws. Under the 2017 NCIB, the Company was entitled to purchase up to 7,597,730 Common Shares, representing 5% of the Company’s issued and outstanding Common Shares as of March 22, 2017. The 2017 NCIB terminated on April 4, 2018. On April 5, 2018, the Company commenced a new Normal Course Issuer Bid (“2018 NCIB” and, together with the 2016 NCIB and the 2017 NCIB, the “NCIB”) in accordance with TSX rules and Canadian securities laws. Under the 2018 NCIB, the Company is entitled to purchase up to 9,191,777 Common Shares, representing 5% of the Company’s issued and outstanding Common Shares as of March 19, 2018. The 2018 NCIB will terminate on April 4, 2019.

The NCIB provided the Company with the option to purchase its Common Shares from time to time. Purchases under the NCIB were executed on the open market through the facilities of the TSX or alternative Canadian trading platforms until June 2017, when the Company amended its 2017 NCIB (“Amended 2017 NCIB”) so that purchases under the Amended 2017 NCIB were extended to include the ability by the Company to also purchase its Common Shares through the facilities of the NYSE American (formerly known as NYSE MKT) or alternative trading platforms in the United States of America. Purchases made by the Company over the NYSE American or such alternative trading platforms were made in compliance with applicable United States securities laws. All purchases under the NCIB were made at the market price of the Common Shares at the time of acquisition and were funded by the Company’s working capital. All Common Shares acquired by the Company were cancelled.

Pursuant to the NCIB, during 2018, the Company purchased a total of 4,768,775 Common Shares for an aggregate purchase price of (i) $10,920,950 on the NYSE American and alternative trading platforms in the United States of America; and (ii) C$12,561,424 on the TSX and alternative Canadian trading platforms, and these 4,768,775 Common Shares were all returned to treasury for cancellation. Since year-end, to date in 2019, the Company has purchased an additional aggregate of 3,202,730 Common Shares, of which 2,451,000 Common Shares have already been returned to treasury for cancellation, with the balance of 751,730 Common Shares to be returned to treasury for cancellation on March 29, 2019.

During the fourth quarter of 2018, the Company announced that its Board of Directors has approved the purchase of up to approximately 18.3 million Common Shares by the end of 2019, subject to TSX approval (the “Buyback”). In conjunction with the expiry of the 2018 NCIB on April 4, 2019, the Company plans to seek TSX approval for a new NCIB which would provide the Company with the ability to purchase the remaining Common Shares under the Buyback. The actual number of Common Shares that may be purchased and the timing of such purchases will be determined by the Company. Decisions regarding purchases will be based on market conditions, share price, best use of available cash, and other factors.

Mineral Interests

Aurizona Mine Royalties

In May 2015, the Company restructured the gold stream (“Aurizona Gold Stream”) which it entered into in May 2009 with former Luna Gold Corp. (“Luna”) pursuant to which the Company was entitled to purchase 17% of the life of mine gold produced from Luna’s Aurizona mine, located in Brazil (the “Aurizona Mine”), and the Company also amended the terms of the Company’s outstanding $23,730,306 loan to Luna (the “Luna Loan”). Under the terms of the restructuring, the Aurizona Gold Stream was terminated (effective September 30, 2015) and replaced by two net smelter return (“NSR”) royalties (the “Aurizona Project NSR” and the “Greenfields NSR”) and a $30.0 million convertible debenture (the “Debenture”). The Aurizona Project NSR is a sliding scale royalty based on the price of gold as follows: 3% if the price of gold is less than or equal to $1,500 per ounce; 4% if the price of gold is between $1,500 per ounce and $2,000 per ounce; and 5% if the price of gold is greater than $2,000 per ounce. The Greenfields NSR covers approximately 190,000 – 220,000 hectares of greenfields exploration ground (“Aurizona Greenfields”) held by Luna and is a 2% net smelter return royalty. Luna has the right to purchase one-half of the Greenfields NSR for $10.0 million at any time prior to commercial production. The Company holds a right of first refusal on any future streams or royalties on the Aurizona Mine and Aurizona Greenfields.

Subsequently, a series of business combinations took place from 2016 to 2018 resulting in the formation of Equinox Gold Corp. (“Equinox”). Equinox is the successor to former Luna, as a result of the following business combinations: (i) JDL Gold Corp. was formed in October 2016 through the merger of Lowell Copper Ltd., Gold Mountain Mining and Anthem United, following which Lowell Copper Ltd. was the continuing entity and subsequently changed its name to JDL Gold Corp.; (ii) Trek Mining Inc. was formed in March 2017 through the merger of Luna and JDL Gold Corp. following which JDL Gold Corp. was the continuing entity and subsequently changed its name to Trek Mining Inc.; and (iii) Equinox was formed in December 2017 through the merger of Trek Mining Inc., NewCastle Gold and Anfield Gold, following which Trek Mining Inc. was the continuing entity and subsequently changed its name to Equinox Gold Corp.

In 2017, the Company was able to monetize a number of its historical debt and equity investments held in Equinox’s predecessor companies. On March 31, 2017, the outstanding Luna Loan (plus accrued interest) was settled in the form of equity and the Company received an aggregate of 19,469,538 common shares and 8,516,642 share purchase warrants of Trek Mining Inc. (now known as Equinox). In addition, on January 3, 3018, the Company sold approximately $18.3 million in debt and equity securities of Equinox to Mr. Ross Beaty, the new Chairman of Equinox, consisting of approximately 4.0 million common shares of Equinox and $15.0 million principal amount of the Debenture. The sale of the Equinox securities to Mr. Beaty was planned as part of the aforementioned business combination to form Equinox which was completed in December 2017.

The Aurizona Mine is located in Maranhão State in northern Brazil and is an orogenic gold deposit hosted in a greenstone belt of the São Luis Craton. There are many mineralized bodies on the Aurizona property, but work to date has focused on the Piaba and Tatajuba deposits on which the current resource is based. In December 2018, Equinox announced that construction activities are nearly complete and that they anticipate achieving commercial production at the Aurizona Mine by the first half of 2019.

Santa Elena Gold Stream

On May 15, 2009, the Company entered into an agreement (the “Santa Elena Gold Stream”) with SilverCrest Mines Inc. (“SilverCrest”) to purchase 20% of the life of mine gold produced from SilverCrest’s Santa Elena mine, located in Mexico (the “Santa Elena Mine”), for $12.0 million and 3,500,000 Common Shares as an upfront payment, plus ongoing per ounce payments equal to the lesser of $350 (subject to a 1% annual inflationary adjustment beginning on July 13, 2014) and the then prevailing market price per ounce of gold. SilverCrest was also developing an underground mine on the Santa Elena property (the “Santa Elena Underground Mine”) and the Company had the right to purchase 20% of the gold from the underground mine at a per ounce price equal to the lesser of $450 (subject to an inflationary adjustment) and the then prevailing market price per ounce of gold. In February 2014, Sandstorm Gold elected to exercise its right to purchase gold from the Santa Elena Underground Mine. For consideration, the Company made a $10.0 million payment to SilverCrest, plus per ounce payments equal to $350 until 50,000 ounces of gold had been delivered to the Company (inclusive of the ounces already received from the open-pit production). Once the 50,000 ounces were received, the ongoing per ounce payments increased to $450 (subject to an inflationary adjustment). For the entirety of 2018, the per ounce gold payments were $455.

NOTE: Effective October 1, 2015, First Majestic Silver Corp. (TSX:FR; NYSE:AG) (“First Majestic”) acquired all of the issued and outstanding shares of SilverCrest by way of plan of arrangement under the BCBCA and the Company’s rights under the Santa Elena Gold Stream remain intact.

For further details regarding the Santa Elena Mine, see “Technical Information – Santa Elena Mine, Mexico” below.

Ming Gold Stream

On March 4, 2010, the Company entered into an agreement (as amended) (the “Ming Gold Stream”) to purchase approximately 25% of the first 175,000 ounces of gold produced, and 12% of the gold produced thereafter, from Rambler Metals & Mining plc’s (“Rambler”) Ming mine, located on the Baie Verte Peninsula in Newfoundland, Canada (the “Ming Mine”). For consideration, the Company paid $7.0 million in 2010 and $13.0 million in 2011 for a total of $20.0 million in upfront payments. There are no ongoing per ounce payments required by the Company in respect of the Ming Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that the Company is entitled to purchase will be increased proportionately. Based upon 2018 metallurgical recoveries at the Ming Mine, the Company’s 2019 gold purchase entitlement has been adjusted to 30%.

Black Fox Gold Stream

On November 9, 2010, the Company entered into an agreement (the “Black Fox Gold Stream”) with Brigus Gold Corp. (“Brigus”) to purchase 12% of the life of mine gold produced from Brigus’ Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”), for $56.3 million in upfront payments plus ongoing per ounce payments equal to the lesser of $500 (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum – the per ounce payments are currently $551) and the then prevailing market price per ounce of gold. Brigus had the option (the “Repurchase Option”), until January 1, 2013, to repurchase 50% of the gold to be purchased under the Black Fox Gold Stream by making a $36.6 million payment to the Company. In November 2012, Brigus partially exercised the Repurchase Option and paid the Company $24,396,668 which reduced the percentage of gold to be purchased by the Company from the Black Fox Mine to 8%. The Company also had the right to purchase, by remitting the per ounce payments (described above), 10% of the gold produced from an area defined under the Black Fox Gold Stream as the “Black Fox Extension”, covering a portion of Brigus’ Pike River property. As a result of the partial exercise of the Repurchase Option by Brigus, the Company’s right to purchase 10% of the gold produced from the Black Fox Extension has been reduced to 6.3%.

NOTE: Effective March 5, 2014, Primero Mining Corp. acquired all of the issued and outstanding shares of Brigus by way of plan of arrangement under the Canada Business Corporations Act. On October 6, 2017, Primero sold the Black Fox Mine and associated assets to McEwen Mining Inc. (NYSE:MUX; TSX:MUX) (“McEwen”). The Company’s rights under the Black Fox Gold Stream remain intact.

Bachelor Lake Gold Stream

In 2011, the Company entered into an agreement (the “Bachelor Lake Gold Stream”) with Metanor Resources Inc. (“Metanor”) to purchase 20% of the life of mine gold produced from Metanor’s Bachelor Lake Gold project located outside of Val d’Or, Quebec (the “Bachelor Lake Mine”), for an upfront payment of $20.0 million plus ongoing per ounce payments equal to the lesser of $500 and the then prevailing market price per ounce of gold. Metanor provided a guarantee that the Company would receive minimum pre-tax cash flow for the years 2012 through 2016, which were all met.

On September 18, 2017, the Company and Metanor entered into an agreement amending the Bachelor Lake Gold Stream (the “Bachelor Amendment”) such that, beginning October 1, 2017, the Company will purchase 20% of the gold produced from the Bachelor Lake Mine at an ongoing cost of $500 per ounce, until 12,000 ounces of gold have been purchased by the Company, at which time the Bachelor Lake Gold Stream will convert into a 3.9% NSR royalty. Metanor has agreed to sell a minimum of 1,500 ounces of gold to the Company on a quarterly basis until the 12,000 ounce threshold has been reached. As consideration for the Bachelor Amendment, the Company will also receive:

●	a 3.9% NSR royalty on Metanor’s Barry project; and
●	$2.0 million in Metanor common shares (3.16 million shares).

Metanor may elect to reduce the 3.9% NSR royalty on its Bachelor Lake Mine or Barry projects by making a $2.0 million payment to the Company (in each case). Upon Metanor exercising either of these purchase options, the related NSR royalty will decrease to 1.8%. In addition to the Bachelor Lake Gold Stream, the Company also has an existing 1% NSR on the Bachelor Lake Mine, which remains unaffected by the Bachelor Amendment.

NOTE: Effective September 24, 2018, Bonterra Resources Inc. (TSXV:BTR) (“Bonterra”) acquired all of the issued and outstanding shares of Metanor by way of plan of arrangement under the Canada Business Corporations Act. The Company’s rights under the Bachelor Lake Gold Stream and the Bachelor Amendment remain intact.

Entrée Gold Stream

On February 14, 2013 (as amended February 23, 2016), the Company entered into a funding agreement (the “Entrée Metal Credits Agreement”) with Entrée Gold Inc. (“Entrée”) to purchase, for a period of 50 years (which may be extended), metal credits equal to:

●	5.619% of the gold, 5.619% of the silver and 0.415% of the copper produced from the Hugo North Extension deposit (Lower Level);

●	8.425% of the gold, 8.425% of the silver and 0.623% of the copper produced from the Hugo North Extension deposit (Upper Level);

●	4.258% of the gold, 4.258% of the silver and 0.415% of the copper produced from the Heruga Deposit (Lower Level); and

●	6.391% of the gold, 6.391% of the silver and 0.623% of the copper produced from the Heruga Deposit (Upper Level);

(all of which are subject to adjustment upon the occurrence of certain stated events and reflect reduced percentages, as further discussed below). The above-mentioned deposits are all located in the South Gobi desert of Mongolia and form part of the Oyu Tolgoi mining complex (the lower and upper levels of the Hugo North Extension and the lower and upper levels of the Heruga Deposit collectively referred to herein as the “Entrée JV Project”).

The amendment entered into on February 23, 2016 reduced the Company’s metal credits interests by 17% from the original numbers, for which the Company initially paid $40.0 million in 2013. Please note that the metal credits figures set out above are the reduced figures. In exchange for the 17% reduction, Entrée paid the Company $5.5 million in cash and issued 5,128,604 common shares of Entrée (“Entrée Shares”) to the Company (having an aggregate value of $1.3 million). The Company will make ongoing payments equal to the lesser of the prevailing market price and $220 per ounce for the gold, $5 per ounce for the silver and $0.50 per pound for the copper, until approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the Entrée JV Project (the “Initial Fixed Prices”). Thereafter, the ongoing payments will increase to the lesser of the prevailing market price and $500 per ounce for the gold, $10 per ounce for the silver and $1.10 per pound for the copper (the “Subsequent Fixed Prices”). The Initial Fixed Prices are all subject to a 1% annual inflationary adjustment beginning on the fourth anniversary of the date upon which the Company commences receiving payable gold, silver and copper. On February 14, 2013, the Company entered into a similar back-to-back agreement with Sandstorm Metals & Energy Ltd. (“Sandstorm Metals”) whereby Sandstorm Metals purchased the copper portion of the Entrée Metal Credits Agreement (the “Copper Agreement”) from the Company in exchange for issuing $5.0 million in common shares of Sandstorm Metals to the Company. Upon receiving acceptance from the TSX Venture Exchange (the “TSXV”), Sandstorm Metals issued 1,113,333 (post-consolidation) common shares to the Company at a post-consolidation price of C$4.50 per share. As a result of the SND Arrangement described below in this AIF, Sandstorm Metals’ interest in the Entrée JV Project under the Copper Agreement has been added to the Company’s asset portfolio (see below under “Corporate Takeovers – 2013 – 2015”). The Company is not required to contribute any further capital, exploration or operating expenditures to Entrée.

The Hugo North Extension and the Heruga Deposit are part of the Oyu Tolgoi mining complex and are being developed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources (“Turquoise Hill”) and the Government of Mongolia, and its project manager Rio Tinto plc (“Rio Tinto”). Entrée retains a 20% interest in the resources of the Hugo North Extension and Heruga deposits.

Partnership with Franco-Nevada on the Karma Mine, West Africa

On August 11, 2014, the Company partnered with Franco-Nevada Corporation (TSX/NYSE:FNV) (“Franco-Nevada”) by entering into a $120.0 million gold stream agreement (the “True Gold Stream”) with True Gold Mining Inc. (“True Gold”) (TSXV:TGM) with respect to its open-pit heap leach Karma gold project located in Burkina Faso, West Africa (“Karma Mine”). In exchange for an initial $100.0 million in funding, True Gold is obligated to deliver 100,000 ounces of gold over five years (commencing March 31, 2016) (the “Delivery Period”). Thereafter, True Gold will deliver an amount of refined gold equal to 6.5% of the equivalent production at the Karma Mine for the life of the mine (the “Additional Period”). In addition, the Company and Franco-Nevada provided True Gold with an 18 month option to increase funding by up to $20.0 million (the “Increase Option”) in exchange for eight quarterly deliveries totaling up to 30,000 ounces of gold, based on the pro-rata portion of the amount drawn thereunder, commencing 18 months from when the first tranche under the Increase Option is taken down (the “Increase Option Period”). During the Increase Option Period (which has now expired), in 2016, Franco-Nevada and the Company provided a one-time payment of $5.0 million under the Increase Option which reduced the eight quarterly deliveries to a total of 7,500 ounces of gold. The Company has fully funded the initial $25.0 million which it committed to True Gold and has also advanced $1.25 million under the Increase Option.

The True Gold Stream is syndicated between Franco-Nevada (as to 75%) and the Company (as to 25%) (the “Syndicate”). The Company’s 25% Syndicate position will result in True Gold delivering 5,000 ounces of gold to the Company each year during the Delivery Period, for a total of 25,000 ounces of gold. During the Additional Period, the Company’s share will be 1.625% of the gold produced at the Karma Mine. During each of the Delivery Period and the Additional Period, for each ounce of gold delivered, the Syndicate will make per ounce payments to True Gold equal to 20% of the market spot price for gold.

NOTE: Effective April 26, 2016, Endeavour Mining Corporation (TSX:EDV) (“Endeavour”) acquired all of the issued and outstanding shares of True Gold by way of plan of arrangement under the BCBCA and the Company’s rights under the True Gold Stream remain intact.

Diavik Mine Royalty

On March 23, 2015, the Company acquired a 1% gross proceeds royalty (“Diavik Royalty”) over property in Lac de Gras in the Northwest Territories, Canada, including property constituting the Diavik diamond mine (“Diavik Mine”). Sandstorm Gold acquired the Diavik Royalty from IAMGOLD Corporation (the previous owner of the Diavik Royalty) for $52.5 million in cash and three million warrants of the Company (the “Diavik Warrants”). The Diavik Warrants have a five year term expiring March 23, 2020, a strike price of $4.50 per Common Share and are only exercisable following initial production from the Diavik Mine’s A21 pipe. The A21 pipe officially opened on August 20, 2018.

The Diavik Mine is owned by the Diavik Joint Venture (“Diavik Joint Venture”), which is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) and Dominion Diamond Diavik Limited Partnership (“DDDLP”), where DDDLP holds an undivided 40% ownership in the assets, liabilities and expenses of the Diavik Mine and DDMI holds 60%. DDMI is the operator of the Diavik Mine and is a wholly owned subsidiary of Rio Tinto of London, England. DDDLP is a wholly-owned subsidiary of Dominion Diamond Corporation (“Dominion”).

NOTE: Dominion was taken over by Northwest Acquisitions ULC in November 2017 and delisted from the TSX and New York Stock Exchange and became a privately held company.

Multi-Asset Stream with Yamana Gold Inc.

On October 27, 2015, the Company entered into three agreements with Yamana Gold Inc. (“Yamana”) that include production streams from up to five of Yamana’s projects (the “Yamana Transaction”). For upfront consideration of $152.0 million in cash (of which $148.0 million was paid on closing and $4.0 million was paid in April 2016) plus 15.0 million warrants of the Company (the “Yamana Warrants”), the Company received a silver stream (the “Silver Stream”) pursuant to a silver purchase agreement dated October 27, 2015 (the “Silver Purchase Agreement”) on the Cerro Moro development project in Argentina (the “Cerro Moro Project”) that includes interim silver deliveries during years 2016 to 2018 from currently operating mines, and a copper stream (the “Copper Stream”) on the operating Chapada mine in Brazil (the “Chapada Mine”) pursuant to a copper purchase agreement dated October 27, 2015 (the “Copper Purchase Agreement”) and a potential gold stream on the Agua Rica project in Argentina (the “Agua Rica Project”), at the Corporation’s sole option (the “Early Deposit Gold Stream”). The Yamana Warrants have an exercise price of $3.50 and a term of five years expiring on October 27, 2020 and became exercisable in 2016 based upon the achievement of specific milestones with respect to the construction of the Cerro Moro mine. The Yamana Transaction provides the Company with asset diversification through the Silver Stream which includes production from the Chapada Mine, the Cerro Moro Project, and the Minera Florida mine in Chile (the “Minera Florida Mine”), as well as the Copper Stream, and the Early Deposit Gold Stream. In addition, the projects underlying the Yamana Transaction are low cost, economically robust assets with significant exploration upside.

The Silver Stream

In exchange for $70.0 million, pursuant to the Silver Stream, the Company agreed to purchase an amount of silver from the Cerro Moro Project equal to 20% of the silver produced, up to a maximum of 1.2 million ounces of silver annually, until Yamana has delivered 7.0 million ounces of silver to the Company; then 9% of the silver produced thereafter, for the life of the mine. The Company has also agreed to purchase an amount of silver from the Minera Florida Mine and the Chapada Mine on an interim basis during the years 2016 through 2018, equal to: 38% of the silver produced, up to a maximum of 200,000 ounces of silver annually from the Minera Florida Mine; and 52% of the silver produced, up to a maximum of 100,000 ounces of silver annually from the Chapada Mine. The Company agreed to make ongoing payments for each ounce of silver received under the Silver Stream equal to 30% of the spot price per ounce of silver. On June 26, 2018, Yamana declared commercial production at the Cerro Moro Project.

The Cerro Moro Project is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. The Cerro Moro Project contains a number of high-grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining methods.

The Copper Stream

In exchange for $70.0 million, pursuant to the Copper Stream, the Company has agreed to purchase an amount of copper from the Chapada Mine equal to: 4.2% of the copper produced, up to a maximum of 3.9 million pounds of copper annually, until Yamana has delivered 39.0 million pounds of copper to the Corporation (the “First Chapada Delivery Threshold”); then 3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50.0 million pounds of copper to the Company (the “Second Chapada Delivery Threshold”); then 1.5% of the copper produced thereafter, for the life of the mine. The Company agreed to make ongoing payments for each pound of copper received under the Copper Stream equal to 30% of the spot price per pound of copper. The Company has been provided with subsidiary and parent guarantees with respect to the obligations under the Copper Stream.

For details regarding the Chapada Mine, please see “Technical Information – Chapada Mine, Brazil” below.

The Early Deposit Gold Stream

In exchange for $12.0 million, $4.0 million of which was paid in April 2016 (the “Advance Payment”), the Company has entered into an Early Deposit Gold Stream agreement on the Agua Rica Project, a copper-molybdenum-gold porphyry deposit. At the time when 25% of the construction of the Agua Rica Project has been completed, the Company may elect to make an additional advance payment equal to between $135.0 million and $225.0 million based on the following formula: $150,000 multiplied by the price of gold plus $7.5 million (the “Additional Advance Payment”). If the Company elects to pay the Additional Advance Payment, the Company will have the right to purchase an amount of gold equal to 20% of the life of mine gold produced from the Agua Rica Project. The Company would make ongoing payments for each ounce of gold received, equal to 30% of the spot price per ounce of gold. If the Company elects not to pay the Additional Advance Payment, the Advance Payment will convert into a 0.25% net smelter returns royalty on the Agua Rica Project and all other rights under the Early Deposit Gold Stream agreement will terminate. In addition, in the event that the Company wishes to syndicate the Early Deposit Gold Stream to a third party, it has the right to transfer any and all of its rights and obligations, under certain conditions.

The Agua Rica Project is a large-scale porphyry copper, molybdenum, gold and silver deposit located in the province of Catamarca, Argentina. In March 2015, Yamana signed a definitive agreement (the “Definitive Agreement”) with the provincial Government of Catamarca, Argentina, represented by the provincial mining company Catamarca Mineria y Energetica Sociedad del Estado (“CAMYEN”). The Definitive Agreement advances the memorandum of understanding between CAMYEN and Yamana, which set the groundwork for cooperation to consolidate important mining projects and prospective properties in the province, creating the Catamarca mining district.

On March 7, 2019, Yamana, Glencore International AG and Goldcorp Inc. announced the signing of an integration agreement pursuant to which the Agua Rica Project would be developed and operated using the existing infrastructure and facilities of Minera Alumbrera Limited in the province of Catamarca, Argentina.

Royalty Package from Teck Resources Limited

On January 19, 2016, the Company agreed to acquire (the “Teck Transaction”) 56 royalties from Teck Resources Limited and its affiliates (collectively, “Teck”). Teck was subsequently unable to complete the transfer of four of the 56 royalties to the Company because underlying rights of first offer and refusal (“ROFRs”) were exercised. As partial consideration for the 56 royalties, on closing, the Company issued a total of 8,762,222 Common Shares (the “Acquisition Shares”) to Teck. Due to the exercise of the four ROFRs, Teck returned 1,273,065 of the 8,762,222 Common Shares to the Company in May 2016, which were then returned to treasury by the Company for cancellation. Accordingly, the total net consideration paid by the Company to Teck for the 52 royalties (the “Teck Royalty Package”) was $16.8 million, paid as to $1.4 million in cash and $15.4 million in Common Shares of the Company. As of the date of this AIF, all 52 of the royalties have been transferred to the Company.

The Teck Royalty Package currently consists of assets in North America (32), Asia (10), South America (7) and Europe (3) and includes producing assets (2), development-stage projects (7), advanced exploration-stage projects (5) and exploration-stage properties (38). Royalty counterparties include Barrick Gold Corporation, Glencore plc (“Glencore”), KGHM Polska Miedz SA, Newmont Mining Corporation (“Newmont”), Kinross Gold Corporation (“Kinross”), New Gold Inc. and Imperial Metals Corporation. The Teck Royalty Package includes the following key assets:

•	2.0% NSR royalty on the high-grade, exploration-stage Hod Maden project (formerly known as Hot Maden, the “Hod Maden Project”) located in Turkey, owned by Mariana Resources (as to 30%) and its Turkish partner Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”) (as to 70%) through their Turkish subsidiary company;

•	2.0% NSR royalty on the development-stage Hackett River project (“Hackett River”) in Nunavut, Canada owned by Glencore (the 2.0% NSR royalty covers 7,141 hectares of the Hackett River property, including the licenses where the mineral resources have been defined);

•	1.75% NSR royalty on 60% of production (i.e. 1.05%) subject to a $40.0 million cap, on the development-stage Lobo-Marte project (“Lobo-Marte”) in Chile owned by Kinross;

•	2.0% NSR royalty on the development-stage Ivrinki project in Turkey owned by Tumad Madencilik Sanayi ve Ticaret A.S. (“Tumad Madencilik”) The Ivrinki royalty begins paying after 300,000 ounces have been produced; and

•	$10/ounce production royalty bonus, subject to a maximum ounce cap (600,000 ounces from Ağı Dağı and 250,000 from Kirazli), on the Ağı Dağı/Kirazli projects in Turkey owned by Alamos Gold Inc. (“Alamos Gold”) and payable by Newmont upon commencement of commercial production.

About the Hod Maden Project

The Hod Maden Project (gold-copper) is located approximately 20 kilometres southeast of Artvin and 130 kilometres northeast of Erzurum in north-eastern Turkey. For further details regarding the Hod Maden Project, see “Technical Information – Hod Maden Project, Turkey” below.

About Hackett River

The Hackett River property is located in Nunavut, Canada, approximately 480 kilometres northeast of Yellowknife and 105 kilometres south-southwest of the community of Bathurst Inlet, which is located on the Arctic Ocean. Hackett River is a silver-rich volcanogenic massive sulphide project within an Archean greenstone belt and the property contains four massive sulphide deposits.

About Lobo-Marte

The Lobo-Marte project contains two epithermal gold deposits located in the Maricunga gold district of Chile. The resources are seven kilometres apart and are located 60 kilometres south of Kinross’s La Coipa mine, 100 kilometres east of the city of Copiapó.

About Aği Daği/Kirazli

The Ağı Dağı and Kirazli gold development projects are located in the Çanakkale Province of northwestern Turkey and are epithermal, high-sulphidation, disseminated gold systems.

Houndé Royalty

On January 17, 2018, the Company acquired a 2% net smelter returns royalty (“Houndé Royalty”) on the producing Houndé gold mine located in Burkina Faso in West Africa (“Houndé Mine”). Sandstorm Gold acquired the Houndé Royalty from Acacia Mining PLC (the previous owner of the Houndé Royalty) for $45.0 million in cash. The Houndé Royalty covers the Kari North and Kari South tenements, representing approximately 500 square kilometres of the Houndé property package. The Houndé Mine is 90% owned by Endeavour, through its 100% owned subsidiary Avion Gold (Burkina Faso) SARL.

For further details regarding the Houndé Mine, see “Technical Information – Houndé Mine, West Africa” below.

Fruta del Norte Royalty

On January 18, 2019, the Company acquired a 0.9% net smelter returns royalty (“Fruta del Norte Royalty”) on the precious metals produced from the Fruta del Norte gold project located in Ecuador (“Fruta del Norte Mine”) owned by Lundin Gold Inc. (“Lundin Gold”). Sandstorm Gold acquired the Fruta del Norte Royalty from a private third party for $32.8 million in cash. The Fruta del Norte Royalty covers more than 644 square kilometres, including all 30 mining concessions held by Lundin Gold, and includes an additional one kilometre area of interest around the property. Lundin Gold has stated that it expects to pour first gold at the Fruta del Norte Mine in the fourth quarter of 2019, with commercial production expected in the first half of 2020. The Fruta del Norte Mine’s average annual production is expected to exceed 330,000 ounces of gold per year over the first 13 years of operation and current reserves support a 15 year initial mine life.

Corporate Takeovers

Corporate Takeovers – 2013 - 2015

In October 2013, the Company acquired 100% of the issued and outstanding common shares of Premier Royalty (“Premier Shares”) on the basis of 0.145 of a fully paid and non-assessable Common Share for each outstanding Premier Share (other than Premier Shares already owned by the Company), by way of a court-approved statutory plan of arrangement under section 182 of the Business Corporations Act (Ontario). Effective June 19, 2015, Sandstorm Gold Ltd. amalgamated, by way of vertical short-form amalgamation under the BCBCA, with Premier Royalty (the “Amalgamation”). Sandstorm Gold Ltd. is the continuing entity as a result of the Amalgamation.

In May 2014, the Company acquired 100% of the issued and outstanding common shares of Sandstorm Metals (“SND Shares”) on the basis of 0.178 of a Common Share and C$0.35 in cash for each outstanding SND Share (other than SND Shares already owned by the Company), by way of a statutory plan of arrangement under the BCBCA (the “SND Arrangement”). The Company filed a Form 51-102F4, Business Acquisition Report, in accordance with National Instrument 51-102 in respect of the SND Arrangement, which is available under the Company’s profile on SEDAR. Sandstorm Metals was dissolved by way of voluntary dissolution under the BCBCA on August 31, 2016.

In April 2015, the Company acquired 100% of the issued and outstanding common shares of Gold Royalties Corporation (“Royalties”) on the basis of 0.045 of a fully paid and non-assessable Common Share for each outstanding common share of Royalties (“Royalties Share”) (other than Royalties Shares already owned by the Company), by way of a court-approved statutory plan of arrangement under section 193 of the Business Corporations Act (Alberta) (the “Royalties Arrangement”). The Company SEDAR filed a Form 51-102F4, Business Acquisition Report, in accordance with National Instrument 51-102 in respect of the Royalties Arrangement, which is available under the Company’s profile on SEDAR. Royalties was dissolved by way of voluntary dissolution under the Business Corporations Act (Alberta) on November 26, 2015.

Corporate Takeover – 2017

The Acquisition

In July 2017, the Company acquired 100% of the issued and outstanding common shares of Mariana Resources (“Mariana Shares”) on the basis of 0.2573 of a Common Share and 28.75 British pence in cash for each outstanding Mariana Share (other than Mariana Shares already owned by the Company), by way of a court sanctioned scheme of arrangement under part VIII of The Companies (Guernsey) Law, 2008 (as amended) (the Mariana Arrangement”). Post closing, all outstanding Mariana stock options and warrants are exercisable for Common Shares and each holder will receive 0.3487 of a Common Share upon exercise. The Company filed a Form 51-102F4, Business Acquisition Report, in accordance with National Instrument 51-102 in respect of the Mariana Arrangement, which is available under the Company’s profile on SEDAR.

Business of Mariana Resources

Mariana Resources was an exploration and development company with an extensive portfolio of gold, silver, and copper projects in Turkey, South America, and Cote d’Ivoire. The Company has divested itself of most of these assets but has retained NSRs and has taken equity in the dispositions. Mariana’s most advanced asset is the Hod Maden Project (gold-copper) which is located in the Artvin Province, northeastern Turkey, and is owned by Mariana Resources (as to 30%) and its Turkish partner Lidya (as to 70%) through their Turkish subsidiary company, with Lidya being the operator. The Hod Maden Project is an anchor asset which is expected to increase the Company’s attributable gold equivalent ounces to approximately 125,000 in 2022.

For further details regarding the Hod Maden Project, see “Technical Information – Hod Maden Project, Turkey” below.

Change of Auditor

Effective June 17, 2016, the Company completed the change of auditor processes prescribed under National Instrument 51-102 and changed its auditors from Deloitte LLP to PricewaterhouseCoopers LLP. As required under National Instrument 51-102, the Company has filed the required related documents on SEDAR at www.sedar.com.

DESCRIPTION OF THE BUSINESS

Sandstorm Gold is a non-operating gold streaming and royalty company which generates its revenue primarily from the sale of gold and other metals and from the receipt of royalty payments. The Company is listed on the TSX (symbol: SSL) and the NYSE American (symbol: SAND). The Company’s 2015 Warrants (as defined below) trade on the TSX (symbol: SSL.WT). None of the Company’s publicly traded warrants are or were listed on the NYSE American.

Sandstorm Gold currently has a portfolio of 187 Gold Streams and NSRs and other royalty agreements, of which 20 of the underlying mines are producing.

Sandstorm Gold is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements (“Gold Streams”) from companies which have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm Gold receives the right to purchase, at a fixed price per unit or at variable prices based on spot, a percentage of a mine’s production for the operating life of the asset. Sandstorm Gold is focused on acquiring Gold Streams and royalties on mines with low production costs, significant exploration potential and strong management teams.

A royalty is a payment to a royalty holder by a property owner or an operator of a property and is typically based on a percentage of the minerals or other products produced or the revenues or profits generated from the property. Royalties are not typically working interests in a property and, depending on the nature of a royalty interest and the laws applicable to it and the project, the royalty holder is generally not responsible for, and has no obligation to contribute additional funds for any purpose, including, but not limited to, operating or capital costs or environmental or reclamation liabilities. An NSR royalty is generally based on the value of production or net proceeds received by an operator from a smelter or refinery. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the specific royalty agreement. For gold royalties, the deductions are generally minimal. NSR’s generally provide cash flow which is free of any operating or capital costs and environmental liabilities. A smaller percentage NSR in a project can effectively equate to the economic value of a larger percentage profit or working interest in the same project.

Gold Streams and royalties are an alternative to other more conventional forms of financing, including equity, convertible securities and debt financings which can be used to finance mineral projects. Sandstorm Gold competes directly with these other sources of capital to provide financing. Sandstorm Gold plans to grow and diversify its production profile through the acquisition of additional Gold Streams and royalties. There is no assurance, however, that any potential acquisitions will be successfully completed.

Principal Product

The Company’s principal product is gold that it has agreed to purchase in the future pursuant to its Gold Stream agreements. There is a worldwide gold market into which the Company can sell the gold purchased under the gold purchase agreements and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the gold that it expects to acquire pursuant to its gold purchase agreements. The Company also expects to purchase silver and copper and to receive payments pursuant to its NSR and other royalty agreements.

The following table summarizes the gold and other interests currently owned by the Company (collectively the “Mining Operations”):

Property	Mine Owner/Operator	Location of Mine	Attributable Production to be Purchased

PRODUCING:
Altintepe	Bahar Madencilik Sanayi ve Ticaret A.S.	Turkey	1.5% NSR
Black Fox Mine	McEwen	Canada	8% of the gold from the Black Fox Mine plus 6.3% from the Black Fox Extension
Bracemac-McLeod Mine	Glencore	Canada	3.0% NSR
Cerro Moro	Yamana	Argentina	20% of the silver, until 7,000,000 ounces, then 9% of the silver for the life of the mine
Chapada Mine	Yamana	Brazil	4.2% of the copper (descending over time to 3.0% then to 1.5% upon specified delivery threshholds having been met)
Diavik Mine	Rio Tinto/Dominion	Canada	1.0% GPR (diamonds)
Don Nicholas	CIMINAS	Argentina	$3.00/ounce royalty up to $2.0 million
Emigrant	Newmont	United States	1.5% NSR
Forrestania	Western Areas	Australia	1.0% GRR
Gualcamayo	Mineros S.A.	Argentina	1.0% NSR
Houndé Mine	Endeavour	Burkina Faso	2.0% NSR
Karma Mine	Endeavour	Burkina Faso	5,000 ounces of gold per year for the first five years (25,000 ounces), then 1.625% of the gold production thereafter
Ming Mine	Rambler	Canada	Approximately 25% of the first 175,000 ounces of gold produced and 12% thereafter (adjusted to 30% for calendar 2019)

Property	Mine Owner/Operator	Location of Mine	Attributable Production to be Purchased
Moroy/Bachelor Lake Mine	Bonterra	Canada	0.5% NSR
Moroy/Bachelor Lake Mine	Bonterra	Canada	0.5% NSR
Moroy/Bachelor Lake Mine	Bonterra	Canada	20% until 12,000 ounces have been received, then converts into a 3.9% NSR
MWS	AngloGold Ashanti Ltd.	South Africa	1.0% NSR
San Andres	Aura Minerals Inc.	Honduras	1.5% NSR
Santa Elena Mine	First Majestic	Mexico	20% of the gold, including the underground operation
Sheerness	Westmoreland Coal	Canada	5.0% GRR
Thunder Creek and 144 Zone	Tahoe Resources	Canada	1.0% NSR
Triangle Zone	Eldorado Gold	Canada	2.0% NSR

DEVELOPMENT:
Aği Daği	Alamos Gold	Turkey	Production bonus equal to $10/ounce to a max. of 600,000 ounces (i.e. $6.0 million) within 60 days of commencement of commercial production
Ajax	KGHM Polska Miedz	Canada	1.5% NSR
Aurizona Mine	Equinox	Brazil	3.0% - 5.0% NSR
Barry	Bonterra	Canada	3.9% NSR
Barry	Bonterra	Canada	0.5% - 1.0% NSR
Buffelsfontein	Heaven-Sent Capital Management Group Co.	South Africa	1.0% NSR
Copper Mountain	Copper Mountain Mining Corporation	Canada	5.0% NSR (copper) 2.5% NSR (other metals)
Coringa	Serabi Gold	Brazil	2.5% NSR
Fruta del Norte Mine	Lundin Gold	Ecuador	0.9% NSR
Gladiator (West Area)	Bonterra	Canada	1.0% NSR
Gum Creek (Howards & Orion)	Horizon Gold	Australia	AUS$10/ounce
Hackett River	Glencore	Canada	2.0% NSR
HM Claim	Kirkland Lake Gold	Canada	2.0% NSR
Hod Maden Project	Lidya	Turkey	2.0% NSR plus a 30% interest
Hugo North Extension	Turquoise Hill	Mongolia	5.62% (gold and silver by-products) and 0.42% (copper)
Ivrindi	Tumad Madencilik	Turkey	2.0% NSR

Property	Mine Owner/Operator	Location of Mine	Attributable Production to be Purchased
Kirazli	Alamos Gold	Turkey	Production bonus equal to $10/ounce to a max. of 250,000 ounces (i.e. $2.5 million) within 60 days of commencement of commercial production
Lobo-Marte	Kinross	Chile	1.05% NSR
Lucero	Condor Resources Inc./Compania Minera Casapalca S.A	Peru	Sliding scale royalty of 0.75% - 2.25% NSR, depending upon the price of gold
Montagne d’Or	Columbus Gold Corp./Nord Gold N.V.	French Guiana	1.0% NSR
Mt. Hamilton	Waterton Global Resources Management	United States	2.4% NSR
North Timmons	Gowest Gold	Canada	1.0% GSR
Prairie Creek	Nor Zinc	Canada	1.2% NSR
Wiluna (Nova 1 & 2)	Toro Energy	Australia	2.0% NSR

ADVANCED EXPLORATION:
Abu Marawat	Aton Resources	Egypt	1.0% NSR
Agua Rica Project	Yamana	Argentina	0.25% NSR
Altan Nar	Erdene Resource Development Corp.	Mongolia	2.0% NSR
Alto Paraná	Uranium Energy Corp.	Paraguay	1.5% NSR
Angilak	ValOre Metals Corp.	Canada	1.0% NSR
Ann Mason	Hudbay Minerals	United States	0.4% NSR
Bayan Khundii	Erdene Resource Development Corp.	Mongolia	2.0% NSR
Blende	Blind Creek Resources	Canada	2.0% NSR
Cadillac Break	Alexandria Minerals	Canada	1.0% NSR
Cuiu Cuiu	Cabral Gold	Brazil	1.0% NSR
Gcwihaba	Tsodilo Resources Ltd.	Botswana	1.0% NSR (gold, copper, nickel, zinc, iron and cobalt)
Heruga	Turquoise Hill/Entrée	Mongolia	4.26% (gold and silver) and 0.42% (copper)
Las Calandrias	New Dimension Resources	Argentina	2.0% NSR
Mel	Benz Mining	Canada	1.0% NSR
Red Rabbit (Tavsan)	Ariana Resources plc/Proccea Construction	Turkey	1.0% NSR
Ruddock Creek	Imperial Metals Corporation	Canada	1.0% NSR
Sao Francisco	Aura Minerals Inc.	Brazil	1.5% NSR
Spectrum	Skeena Resources	Canada	1.65% NSR

Property	Mine Owner/Operator	Location of Mine	Attributable Production to be Purchased
Vittangi	Talga Resources Ltd.	Sweden	1.0% NSR
Whistler	Goldmining Inc.	USA	2.0% NPI
Yusufeli	Akdeniz Resources Madencilik A.S.	Turkey	2.0% NSR (gold) 1.75% NSR (other metals)

EXPLORATION:
Abengourou	Awale Resources Limited	Cote d’Ivoire	2.0% NSR
Abitibi/Sarah Lake	Commander Resources Ltd.	Canada	1.0% NSR
Akorade	Star Goldfields	Ghana	1.0% NSR
Altan Arrow	Erdene Resource Development Corp.	Mongolia	2.0% NSR
Amapari	Mineraçao Amapari S.A.	Brazil	3.0% NSR
Argosy	Great Panther Silver	Canada	0.5% NSR
Ashby	Alianza Minerals Ltd.	United States	1.0% NSR
Aurizona Greenfields	Equinox	Brazil	2.0% NSR
Aurora	Carlin Resources LLC	USA	2.0% NSR
Azucena	Pucara Resources Corp.	Peru	1.0% NSR
Baffin	ValOre Metals Corp.	Canada	1.5% - 1.75% NSR
Ball Creek	Evrim Resources Corp.	Canada	2.0% NSR
Belleview	Alianza Minerals Ltd.	United States	0.5% - 1.0% NSR
Bermuda	Sibanye Gold Ltd.	Canada	0.5% NSR
Big Bulk	LCT Holdings Inc.	Canada	1.5% NSR
Big W	Barrick Gold U.S. Inc.	USA	3.0% NSR
Bira	Progress Minerals	Burkina Faso	1.0% NSR
Bobosso	Progress Minerals	Cote d’Ivoire	1.0% NSR
Bondoukou	Awale Resources Limited	Cote d’Ivoire	2.0% NSR
Bonsiega	Progress Minerals	Burkina Faso	1.0% NSR
Bosoto PL217	Tsodilo Resources Ltd.	Botswana	1.0% NSR (diamonds)
Bouboulou	Nexus Gold	Burkina Faso	1.0% NSR
Box	Fortune Bay Corp.	Canada	1.5% NSR
Broulan Reef	Goldcorp Inc./Premier	Canada	2.0% NSR
Bungalbin	Mineral Resources	Australia	3.5% NSR
Butterfly Lake	Benchmark Metals.	Canada	0.71% GOR
Cabin Creek	McEwen Mining Inc.	USA	10% NPI
Camporo	FPX Nickel Corp.	Honduras	0.4% - 1.2% NSR
Capricho	Pucara Resources Corp.	Peru	1.0% NSR

Property	Mine Owner/Operator	Location of Mine	Attributable Production to be Purchased
Caramelia	Huakan International Mining Inc.	Canada	2.0% NSR
Celeste	Coro Mining Corp.	Chile	3.0% NSR
Cerro Prieto	Goldgroup Mining	Mexico	2.0% NSR
Chavin	Condor Resources Inc.	Peru	1.5% NSR
Cherry Creek	McEwen Mining Inc.	USA	1.5% GOR
Coringa	Serabi Gold	Brazil	2.5% NSR
CT	Kreft Resources Ltd.	Canada	0.75% NSR
East My-Ritt	Yamana	Canada	0.5% NSR
East Walker	Alianza Minerals Ltd.	United States	1.0% NSR
El Placer	Goldplay Exploration	Mexico	1.0% NSR
Ergama	AMG Ergama Madencilik A.S.	Turkey	2.0% NSR
Eureka	Pacific Ridge Exploration	Canada	1.0% NSR
Fly Lake	Rubicon Minerals	Canada	1.5% NSR
Fostung	Duke Mountain Resources	Canada	1.0% NSR
Gatita	Compania Minera Potosi S.A.	Peru	1.0% NSR
Gold Cap	Pacific Ridge Exploration	Canada	1.0% NSR
Gordon Creek	Gordon Creek Energy	United States	10% GOR (natural gas)
Hart	Ji Lin Ji En Nickel Industry	Canada	1.0% NSR
Hasandagi	Newmont Altin	Turkey	2.0% NSR
Horsethief	Alianza Minerals Ltd.	United States	1.0% NSR
Huajoto	Alturas Minerals Corp.	Peru	0.5% - 1.0% NSR
Hudson-Patricia	Rubicon Minerals	Canada	1.5% NSR
Huiñac Punta	Condor Resources Inc.	Peru	0.5% NSR
Huiniccasa	Volcan Compañia Minera SAA	Peru	1.25% NSR
Humaya	Condor Resources Inc.	Peru	0.5% NSR
Idada	Tsodilo Resources Ltd.	South Africa	1.0% NSR
Iron Horse	Sokoman Iron	Canada	1.0% NSR
Justin	Aben Resources	Canada	2.0% NSR
Karaagac	Anadolu Export Maden Sanayi ve Ticaret A.S.	Turkey	1.5% NSR
Keno Hill	Alexco Resources Corp.	Canada	25% NPI
Kiskama	Talga Resources Ltd.	Sweden	1.0% NSR
KM61	Stockport Exploration	Canada	0.25% NSR
La Cecilia	Riverside Resources	Mexico	1.5% NSR (gold and silver) plus 1.0% NSR (other metals)
La Union	Millrock Resources Inc.	Mexico	1.5% NSR (gold and silver) plus 1.0% NSR (other metals)

Property	Mine Owner/Operator	Location of Mine	Attributable Production to be Purchased
Lac Manitou	Canadian International Minerals Inc.	Canada	1.0% NSR
Leinster	Minotaur Exploration	Australia	2.5% NSR
Lichen	Silver Phoenix Resources Inc.	USA	2.0% NSR
Little Gem	Blackstone Minerals	Canada	1.0% NSR
Llano del Nogal	Millrock Resources Inc.	Mexico	1.5% NSR (gold and silver) plus 1.0% NSR (other metals)
Lorrain	Canadian Silver Hunter Inc.	Canada	2.0% NSR
Los Chivos	Millrock Resources Inc.	Mexico	1.5% NSR (gold and silver) plus 1.0% NSR (other metals)
Los Cisnes	New Dimension Resources	Argentina	2.0% NSR
Los Cuarentas	Millrock Resources Inc.	Mexico	1.5% NSR (gold and silver) plus 1.0% NSR (other metals)
Los Tambos	Pucara Resources Corp.	Peru	1.0% NSR
Los Verdes (Bacanora)	Minera Alamos	Mexico	2.0% NSR
Lourdes	Pucara Resources Corp.	Peru	1.0% NSR
Magmont	Doe Run Resources Corporation	USA	1.25% NSR
Mainstreet	Beaufield Resources Inc.	Canada	1.2% NSR
Mario	Kirkland Lake Gold	Peru	2.0% NSR
Masugnsbyn	Talga Resources Ltd.	Sweden	1.0% NSR
More Creek	Tower Resources Ltd.	Canada	2.0% NSR
Muratdagi	Kenz Enerji ve Madencilik San. Ve Tic A.S.	Turkey	2.0% NSR
Nassau	Nassau Gold	Suriname	1.0% - 2.0% NSR
Nechako	Tower Resources Ltd.	Canada	2.0% NSR
New Afton	New Gold Inc.	Canada	2.0% NSR
Newman-Madsen	Pure Gold Mining	Canada	0.5% NSR
Niangouela	Nexus Gold	Burkina Faso	1.0% NSR
North Timmons	Gowest Gold	Canada	1.0% GSR
Odienne	Awale Resources Limited	Cote d’Ivoire	2.0% NSR
Pacaska	Pucara Resources Corp.	Peru	1.0% NSR
Paco Orco	Pucara Resources Corp.	Peru	1.0% NSR
Pickle Crow	First Mining Gold	Canada	0.5% NSR
Pucamayo	Condor Resources Inc.	Peru	0.5% NSR
Pucapaca	Pucara Resources Corp.	Peru	1.0% NSR
Quilisane	Condor Resources Inc.	Peru	0.5% NSR
Quirurqu	Condor Resources Inc.	Peru	0.5% NSR
Rabbit North	Tower Resources Ltd.	Canada	2.0% NSR

Property	Mine Owner/Operator	Location of Mine	Attributable Production to be Purchased
Rain	Premier Gold/Newmont Mining	United States	1.5% NSR
Rakounga	Nexus Gold	Burkina Faso	1.0% NSR
Ramard	Millrock Resources Inc.	Mexico	1.5% NSR (gold and silver) plus 1.0% NSR (other metals)
RF #1-8 (Railroad)	Gold Standard Ventures Corporation	USA	3.0% NSR
Rio Novo North/South	Rio Minas Mineraçao S.A.	Brazil	0.75% NSR
Rossland	Rossland Resources Inc.	Canada	1.0% - 2.0% NSR
Saints	Minotaur Exploration	Australia	2.5% NSR
San Javier	Millrock Resources Inc.	Mexico	1.5% NSR (gold and silver) plus 1.0% NSR (other metals)
San Martin	Condor Resources Inc.	Peru	0.5% NSR
Sao Vicente	Aura Minerals Inc.	Brazil	1.5% NSR
Schaft Creek North	Teck Resources Limited/Copper Fox Metals Inc.	Canada	2.0% NSR
Scotia	Shine Resources	Australia	2.5% NSR
Serra Pelada	Colossus Minerals Inc.	Brazil	2.0% NSR
Seymour Lake	Ardiden	Canada	1.5% NSR
Shotgun	TNR Gold Corp.	USA	5.0% NPI
Sierra Blanca	New Dimension Resources	Argentina	2.0% NSR
Skinner	Sabina Gold and Silver	Canada	7.5% NPI
Slate Lake	Rubicon Minerals	Canada	1.5% NSR
Summit Lake	Rainy Mountain Royalty Corp.	Canada	1.9% NSR
Tambiri	Progress Minerals	Burkina Faso	1.0% NSR
Tami	Colorado Resources Ltd.	Canada	2.0% NSR
Ten Mile Creek	Bernie Kreft	Canada	1.5% NSR
Tombul	Elazig Baskil Madencilik A.S.	Turkey	2.0% NSR
Tsacha (Tommy Vein)	Independence Gold Corp.	Canada	2.0% NSR
Ulaan	Erdene Resource Development	Mongolia	2.0% NSR
Van Stone	Equinox Resources (Wash.)	USA	1.5% NSR
Villa Union	Goldplay Exploration	Mexico	1.0% NSR
Waconichi	Northern Superior Resources	Canada	1.0% NSR
Wrigley	Devonian Metals Inc.	Canada	2.0% NSR
Yauco	Goldplay Exploration	Mexico	1.0% NSR

NOTES:

(1)	Gross Revenues Royalty (“GRR”) means gross revenues for all minerals produced from a property.
(2)	Gross Proceeds Royalty (“GPR”) from the sale of diamonds.

(3)	Gross Overriding Royalty (“GOR”) is based on the total revenue stream from the sale of production from a property with few, if any, deductions.
(4)	Gross Smelter Returns (“GSR”) means gross revenues from the sale or deemed sale of all minerals produced from a property.
(5)	Net Profit Interest (“NPI”) is based on the profit realized after deducting costs related to production as set out in the applicable royalty agreement. NPI payments generally begin after payback of capital costs and ongoing operating costs and some also allow deductions for prior exploration and interest costs. Although the royalty holder is not responsible for providing capital, covering operating losses or environmental liabilities, increases in production costs will affect net profits and royalties payable.

The following table summarizes the attributable gold equivalent ounces sold and the respective revenue received by the Company from each of its producing interests for the year ended December 31, 2018:

Property	Product	Gold Equivalent Ounces Sold	Sales & Royalty Revenue ($000s)
Bachelor Lake Mine	gold	5,702	7,203
Black Fox Mine	gold	4,454	5,674
Bracemac-McLeod (1)	various	2,517	3,237
Chapada Mine	copper	9,154	11,608
Diavik Mine	diamonds	5,739	7,197
Houndé Mine	gold	5,321	6,744
Karma Mine	gold	6,353	8,041
Ming Mine	gold	728	940
Santa Elena Mine	gold	10,277	13,097
Yamana silver stream	silver	2,981	3,808
Other Royalties (2)	various	4,007	5,060
Other	gold	413	541
Total		57,646	73,150

(1)	Royalty revenue from Bracemac-McLeod consists of $1.0 million from copper and $2.2 million from zinc.
(2)	Includes royalty revenue from gold of $4.3 million and other base metals of $0.8 million.

Further details regarding the purchase agreements entered into by the Company in respect of its material Gold Streams, NSRs and other royalties (excepting the portfolio of royalties acquired pursuant to the Company’s acquisition of Premier Royalty, Gold Royalties and Mariana Resources) can be found under the heading “GENERAL DEVELOPMENT OF THE BUSINESS” above.

Competitive Conditions

Sandstorm Gold competes with other companies to identify suitable Gold Streams and royalty opportunities. The ability of the Company to acquire additional Gold Streams and royalty opportunities in the future will depend on its ability to select suitable properties and to enter into similar Gold Streams and royalty agreements. See “Description of the Business – Risk Factors – Competition”.

Operations

Raw Materials

The Company expects to purchase gold, silver and copper pursuant to the Gold Streams described above under “Description of the Business – Principal Product”.

Employees

At the end of the most recently completed financial year, the Company and its subsidiaries had 23 employees. No management functions of the Company are performed to any substantial degree by a person other than the directors or executive officers of the Company.

Foreign Interests

The Company currently purchases or expects to be purchasing gold and/or other metals or expects to receive payments under its NSR and other royalty agreements from mines in Mexico, the United States, Mongolia, Africa, Argentina, Brazil, Chile, Ecuador, Egypt, Peru, Paraguay, Suriname, Honduras, French Guiana, Turkey, Sweden, Australia and Canada. Any changes in legislation, regulations or shifts in political attitudes in such countries are beyond the control of the Company and may adversely affect its business. The Company may be affected in varying degrees by such factors as government legislation and regulations (or changes thereto) with respect to the restrictions on production, export controls, income and other taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Description of the Business – Risk Factors – Risks Relating to the Mining Operations – International Interests”.

Social, Environmental and Other Key Policies

The properties over which the Company holds Gold Streams and royalty and other interests are owned and operated by independent mining companies and the Company does not exercise control or influence over the activities of the property owners/operators. However, the Company is committed to focussing on financing responsible development of mineral projects and the sustainable extraction of metals through its financial investments, including with respect to environmental factors (e.g., toxic emissions and waste, carbon emissions, biodiversity and land use, water stress), social considerations (e.g., occupational health and safety, labour management) and governance issues (e.g., corruption and instability, corporate governance) (collectively “ESG”).

Indirect Exposure

Because the Company does not directly own or operate the projects, it has indirect exposure to ESG issues that can arise during the life cycle of a resource project. Sandstorm Gold’s indirect exposure to ESG risk factors are mitigated in part by the Company’s diversified portfolio of Gold Streams and royalties, of which 20 are generating cash flow to the Company. There is no evidence of a statistical relationship or positive correlation between the ESG successes and challenges at the various mining projects within the Company’s portfolio of streams and royalties, indicating a clear diversification benefit to Sandstorm Gold’s portfolio approach. The Company is committed to furthering sustainable development in the mining and metals industry through its investments and seeks to address ESG risks through the Company’s due diligence process that guides its investment decisions. While the Company does not control or influence the operations of any of the properties over which it has a Gold Stream or royalty or other interest, the Company recognizes that its financial investments may contribute to ESG factors. The Company’s strategy to mitigate ESG risks involves a thorough investigation and evaluation of the risk factors related to a mineral property prior to making an investment. Once a Sandstorm Gold investment is made, the Company has no control over the project or the various ESG risks that can be associated with a mine. It is therefore the aim of the Company’s due diligence process to successfully identify projects and companies that will act and operate in a responsible and sustainable manner. The Company’s management team use a multi-disciplinary approach when evaluating potential transactions. In addition to relying on management’s expertise, Sandstorm Gold benefits from the experience and expertise of its Board of Directors. Where appropriate, the Company’s due diligence team consists of professionals with experience and expertise in the fields of geology, mining, metallurgy, engineering, and finance. By conducting a robust and detailed due diligence process, the Company endeavours to invest in projects with relatively low ESG risk. Where appropriate, the due diligence process involves, among other things, thorough desktop studies, the engagement of expert consultants, extensive interviews with the project management team, site visits as well as in depth deliberation. The Company will determine if an investment should be made based on overall criteria, including ESG factors. Where applicable, the Company reviews the corporate and social responsibility reports that are published by its stream and royalty partners. Sandstorm Gold endorses the ICMM Principals, the IFC Environmental, Health and Safety Guidelines for Mining and the e3Plus Framework for Responsible Exploration.

Direct Exposure

The Company has policies and programs in place to manage the ESG risk factors that are directly related to the Company. The social policies and programs discussed below are reflective of the Company’s commitment to a high standard of employee management practices including a safe and inclusive workplace, competitive compensation and benefits, training and learning opportunities and channels for employee engagement. The Company also seeks to incorporate industry best practices with regards to governance, is committed to conducting its business with integrity, maintaining high ethical standards and contributing to the community in which it operates.

The Company’s direct environmental impact and carbon footprint is small. The Company operates in an office environment with a small workforce of full-time employees. The Company’s head office is situated in a LEED Gold certified building in Vancouver, British Columbia, Canada. Within the office, the Company has a composting and recycling program.

Key Policies and Committees

HEALTH & SAFETY - The Company has implemented a Health and Safety Policy which provides a guiding framework for ensuring a safe workplace for its employees. The aim of the policy is to ensure compliance with legal and regulatory requirements and to minimize exposure to health and safety risks. As the Company’s principal activity is providing financing to other businesses in the mining industry, the Company’s exposure to health and safety risks is limited. Sandstorm Gold has had no workplace injuries, occupational diseases or work-related fatalities since it began operations.

WORKPLACE BULLYING & HARASSMENT – The Company is committed to creating and maintaining a workplace environment which fosters mutual respect, integrity and professional conduct. In keeping with this commitment, the Company has established a Workplace Bullying and Harassment Policy and a set of reporting/investigation procedures for all employees relating to the issue of workplace bullying and harassment. The Company will not tolerate bullying or harassment in the workplace and will make every reasonable effort to prevent and eliminate such conduct.

DIVERSITY - The Company is committed to creating and maintaining a culture of workplace diversity. In keeping with this commitment, the Company has established a Diversity Policy. “Diversity” is any dimension which can be used to differentiate groups and people from one another and it means the respect for and appreciation of the differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability. The Company recognizes the benefits arising from employee and board diversity, including a broader pool of high-quality employees, improving employee retention, accessing different perspectives and ideas and benefiting from all available talent. The Company respects and values the perspectives, experiences, cultures and differences that employees possess.

COMPENSATION AND BENEFITS - The Company offers comprehensive compensation and benefits packages and broad-based professional development and training opportunities for its employees. Sandstorm Gold provides a fair living wage to all employees. The following principles guide the Company’s overall compensation philosophy. All Company employees receive a base salary and are considered for incentive bonus compensation annually, at the Board of Directors’s discretion. Stock-based compensation, extended health benefits, dental benefits and health and wellness benefits are also provided to all staff. Professional development and training opportunities that are relevant to an employee’s role are encouraged and are reimbursed by the Company. Sandstorm Gold also encourages its employees to volunteer and support charitable causes. A charitable donation matching program has been instituted for all employees.

CODE OF BUSINESS CONDUCT & ETHICS - The Board of Directors views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Company has adopted a Code of Business Conduct and Ethics (the “Code”) and has instructed its management and employees to abide by the Code. The Board of Directors intends that it will review compliance with the Code on an annual basis until the Company has grown to a size which warrants more frequent monitoring. The Board of directors encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to Directors, officers and employees to assist them in recognizing and dealing with ethical issues, promoting a culture of open communication, honesty and accountability; promoting a safe work environment; and ensuring awareness of disciplinary action for violations of ethical business conduct. In addition, the Board of Directors, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. A copy of the Code is posted on SEDAR at www.sedar.com and was also filed with the SEC as an exhibit to our most recent Form 40-F and is available at www.sec.gov.

ANTI-CORRUPTION - The Company expects its employees, officers, Directors and contractors to promote honest and ethical behavior, to avoid conflicts of interest, to comply with governmental laws and applicable rules and regulations, and to help foster the Company’s culture of honesty and accountability. To this end, the Company has outlined a comprehensive Bribery and Fraud Prevention Program which covers topic areas such as bribery, fraud, conflict of interest, administrative corruption, facilitation payments, breach of duty, misuse of authority and criminal activity.

WHISTLEBLOWER - The Company has adopted a Whistleblower Policy which permits its employees who feel that a violation of the Code has occurred, or who have concerns regarding accounting, audit, internal controls, financial reporting or ethical matters, to report such violation or concerns on a confidential and anonymous basis. Such reporting may be made by e-mail, in writing or by telephone to the Company’s 24-hour whistleblower hotline. Once received, complaints are provided to the Audit Committee for investigation and, if necessary, appropriate corrective action. No complaints were received through the Whistleblower hotline in 2018.

DISCLOSURE - The Company has adopted a Communications and Corporate Disclosure Policy which is intended to assist the Company in fulfilling its obligations to ensure that all information relevant and material to the Shareholders and the market is disclosed in a timely manner.

STOCK TRADING - The Company has adopted a Policy on Stock Trading and Use of Material Information. Canadian and United States securities laws prohibit “insider trading” and impose restrictions on trading securities while in possession of material undisclosed information. The rules and procedures implemented in the Company’s Policy on Stock Trading and Use of Material Information have been implemented in order to prevent improper trading of the Company’s securities or of companies with which the Company has a significant business relationship or with which the Company is proposing to enter into a business transaction.

STOCK OWNERSHIP - The Company’s Board of Directors believes that it is in the best interest of the Company and its shareholders to align the financial interests of the Company’s executives and non-employee members of the Board of Directors with those of the Company’s shareholders. In this regard, the Company has adopted a Stock Ownership Guidelines Policy, which provides guidelines for minimum stock ownership.

CLAWBACK POLICY - The Company has adopted a Clawback Policy in order to maintain a culture of focused, diligent and responsible management which discourages conduct detrimental to the growth of the Company and to ensure that incentive-based compensation paid by the Company is based upon accurate financial data. The Clawback Policy applies in the event of a material restatement of the Company’s financial results as a result of material non-compliance with financial reporting requirements.

ANTI-HEDGING - The Company has adopted a formal Anti-Hedging Policy, the objective of which is to prohibit those subject to it from directly or indirectly engaging in hedging against future declines in the market value of any securities of the Company through the purchase of financial instruments designed to offset such risk. The Board of Directors believes that it is inappropriate for Directors, officers or employees of the Company or its respective subsidiary entities or, to the extent practicable, any other person (or their associates) in a special relationship with the Company, to hedge or monetize transactions to lock in the value of holdings in the securities of the Company. Such transactions, while allowing the holder to own the Company’s securities without the full risks and rewards of ownership, potentially separate the holder’s interests from those of other stakeholders and, particularly in the case of equity securities, from the public shareholders of the Company.

MAJORITY VOTING POLICY – The Company has adopted a Majority Voting Policy prepared in accordance with TSX majority voting requirements with respect to the annual election of Directors.

AUDIT COMMITTEE - The primary function of the Company’s Audit Committee is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders. The Audit Committee also oversees the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, governance best practices. For further information, please refer to the section below in this AIF entitled “AUDIT COMMITTEE”.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE - The Company’s Corporate Governance & Nominating Committee is in place to provide a focus on governance that will enhance Sandstorm Gold’s performance, to assess and make recommendations regarding the Board of Directors effectiveness and to establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors.

COMPENSATION COMMITTEE - The Company’s Compensation Committee has been established by the Board of Directors to assist the Board of Directors with ensuring that the Company has a compensation plan that is both motivational and competitive for executive officers and other members of senior management  so that it will attract, hold and inspire performance of executive management of a quality and nature that will enhance the sustainable profit-ability and growth of the Company.

The terms of reference for each of the Corporate Governance & Nominating Committee and the Compensation Committee as well as the Code and all of the aforementioned policies are available on the Company’s website at www.sandstormgold.com. A copy of the Audit Committee Charter is attached to this AIF as Schedule A.

Risk Factors

The operations of the Company are speculative due to the nature of its business which is principally the investment in Gold Streams, royalties and other metals interests. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The risks described herein are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business.

Risks Relating to the Company

Global Financial Conditions

Market events and conditions, including the disruptions in the international credit markets and other financial systems, in China, Japan and Europe, along with political instability in the Middle East and Russia and falling currency prices expressed in United States dollars have resulted in commodity prices remaining volatile. These conditions have also caused a loss of confidence in global credit markets, excluding the United States, resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions caused the broader credit markets to be volatile and interest rates to remain at historical lows. These events are illustrative of the effect that events beyond the Company’s control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business. Global financial conditions have always been subject to volatility. Access to public financing has been negatively impacted by sovereign debt concerns in Europe and emerging markets, as well as concerns over global growth rates and conditions.

These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company’s operations and the value and the price of the Common Shares and the 2015 Warrants could be adversely affected.

Subject to the Same Risk Factors as the Mining Operations

To the extent that they relate to the production of commodities from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, some of which are set forth below under “Risks Relating to the Mining Operations.”

Market Price of the Common Shares and 2015 Warrants

The Common Shares and the 2015 Warrants are listed and posted for trading on the TSX. The Common Shares are also listed and posted for trading on the NYSE American. An investment in the Company’s securities is highly speculative. Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. The price of the Common Shares and the 2015 Warrants are also likely to be significantly affected by short-term changes in commodity prices, the Company’s financial condition or results of operations as reflected in its quarterly and annual financial statements, currency exchange fluctuations and the other risk factors identified herein.

No Control over Mining Operations

The Company has agreed to purchase a certain percentage of the gold and other commodities produced from certain of the Mining Operations and also expects to receive payments under its NSR and other royalty agreements from certain of the Mining Operations. The Company is not directly involved in the ownership or operation of mines (other than Hod Maden, which is owned as to 30% by Mariana Resources) and has no contractual rights relating to the operation or development of the Mining Operations.

Except in limited circumstances pursuant to applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if any of the Mining Operations do not meet their forecasted production targets in any specified period or if the operations shut down or discontinue their operations on a temporary or permanent basis. The Mining Operations may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the production from such Mining Operations will ultimately meet forecasts or targets. At any time, any of the operators of the Mining Operations or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mining Operations may shut down on a temporary or permanent basis due to issues including but not limited to economic conditions, lack of financial capital, flooding, fire, weather related events, mechanical malfunctions, community or social related issues, social unrest, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings ponds, expropriation and other risks. These issues are common in the mining industry and can occur frequently. There is a risk that the carrying values of the Company’s assets may not be recoverable if the mining companies operating the Mining Operations cannot raise additional finances to continue to develop those assets. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mining Operations becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold, other commodities, receive royalties or other economic benefit from the Mining Operations if no gold or other commodities are produced from the Mining Operations.

Reliance on Third Party Reporting

The Company relies on public disclosure and other information regarding the Mining Operations it receives from the owners, operators and independent experts of such Mining Operations, and certain of such information is included in this AIF. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the Mining Operations as well as those who review and assess the geological and engineering information. In addition, the Company must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information in its analyses, forecasts and assessments relating to its own business and to prepare its disclosure with respect to the Gold Streams and royalties. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company’s disclosure may be inaccurate and its ability to accurately forecast or achieve its stated objectives may be materially impaired, which may have a material adverse effect on the Company.

If ESG information provided to the Company by third parties (before and/or after entering into a transaction to acquire a Mining Operation) contained or contains material inaccuracies or omissions, the Company’s conclusions in this regard may be inaccurate. Furthermore, some of the Mining Operations acquired by the Company through the takeover of other companies or in the normal course of business may not have undergone the Company’s typical ESG risk assessment procedures.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek to purchase Gold Streams and royalties from third party natural resource companies or third party individuals. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance the acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms or at all, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

Operating Model Risk

The Company is not directly involved in the ownership or operation of mines. The Gold Streams and NSR and other royalty agreements that the Company enters into are subject to most of the significant risks and rewards of a mining company, with the primary exception that, under such agreements, the Company acquires commodities at a fixed cost or receives payments under its NSR and other royalty agreements. As a result of the Company’s operating model, the cash flow of the Company is dependent upon the activities of third parties which creates the risk that at any time those third parties may: (a) have business interests or targets that are inconsistent with those of the Company, (b) take action contrary to the Company’s policies or objectives, (c) be unable or unwilling to fulfill their obligations under their agreements with the Company, or (d) experience financial, operational or other difficulties, including insolvency, which could limit a third party’s ability to perform its obligations under the third party arrangements.

In particular, the Company’s financial results may be significantly affected by the operators of the Mining Operations ability to continue as a going concern and have access to capital. The lack of access to capital could result in could result in these companies entering bankruptcy proceedings and, as a result, the Company may not be able to realize any value from its respective Gold Streams or royalties.

In addition, the termination of one or more of the Company’s Gold Stream or royalty agreements could have a material adverse effect on the results of operations or financial condition of the Company.

Joint Operations Risks

The Company holds a 30% interest (through Mariana Resources) in the Hod Maden Project, with the remaining interest held by Lidya, as a joint operation, of which the Company is not the operator and the Company’s interest in the Hod Maden Project is subject to the risks normally associated with the conduct of joint ventures or joint operations. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s profitability or the viability of its interests held through the joint arrangement, which could have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition: disagreements with the partner on how to develop and operate the Hod Maden Project efficiently; inability to exert influence over certain strategic decisions made in respect of the Hod Maden Project; inability of our operating partner to meet its obligations to the joint operation or third parties; and litigation with our partner regarding joint operation matters. The success of any joint operation will be dependent on the operator for the timing of activities related to the Hod Maden Project and the Company will be largely unable to direct or control the activities of the operator. The Company is subject to the decisions made by the operator in the operation of the Hod Maden Project and will rely on the operator for accurate information about the Hod Maden Project. The Company can provide no assurance that all decisions of the operator will achieve the expected goals.

Taxes Risk

The Company has subsidiary companies in the United States, Argentina and Turkey which own the rights to certain NSR royalties in those jurisdictions. The introduction of new tax laws or regulations, or changes to, or differing interpretation of, or application of, existing tax laws or regulations in Canada, Argentina, Turkey and the United States or any of the countries in which the Mining Operations are located or to which shipments of gold or other precious metals are made or originated from, could result in an increase in the Company’s taxes, or other governmental charges, duties, withholding taxes or impositions. The Company’s tax returns may be subject to audit by the Canada Revenue Agency (“CRA”) and no assurances can be given that tax matters, if they so arise, will be resolved favourably. The CRA recently completed an audit of certain of the Company’s tax returns for the period 2010 to June 2015. Based on the notice of assessment received, there would be no adverse implications for the Company’s financial statements. The majority of the Company’s Gold Streams and royalties has been entered into directly by Canadian based subsidiaries and are, therefore, subject to Canadian tax. The profits attributable to the Company’s historical Barbados subsidiary have all been attributed to Canada and the profits from these Gold Streams continue to be subject to Canadian tax.

No assurance can be given that new tax laws or regulations will not be enacted or that existing tax laws or regulations will not be changed, interpreted or applied in a manner which could have a material adverse effect on the Company. In addition, the introduction of new tax laws or regulations or accounting rules or policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies, could make Gold Streams or royalties less attractive to counterparties. Such changes could adversely affect the Company’s ability to enter into new Gold Streams and royalty agreements.

Indebtedness Risk

The terms of the Company’s Credit Facility (as previously defined in this AIF) require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants may limit, among other things, the Company’s ability to incur further indebtedness if doing so would cause the Company to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests or ratios, may result in an event of default under the Credit Facility thus allowing the lenders to accelerate the debt, which could potentially materially and adversely affect the Company’s business, financial condition and results of operations and the trading price of the Common Shares and 2015 Warrants.

As at December 31, 2018, the Company had not drawn down on the Credit Facility and the full balance of $225.0 million remained available. Subsequent to December 31, 2018, the Company utilized a portion of the Credit Facility to fund the acquisition of the Fruta del Norte Royalty. As of the date of this AIF, $44.0 million has been drawn on and remains outstanding under the Credit Facility, leaving $181.0 million undrawn and available for future acquisitions and for general corporate purposes.

Credit and Liquidity Risk

The Company is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has gold and other metals purchase agreements or royalty agreements; (ii) through financial institutions that hold the Company’s cash and cash equivalents; (iii) through companies that have payables to the Company; (iv) through the Company’s insurance providers; and (v) through the Company’s lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. In addition, the Debenture due from Equinox is subject to Equinox’s credit risk, the Company’s ability to realize on its security and the risk that the value of Equinox’s equity decreases below the puttable price of the Debenture instrument.

These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. Also, if these risks materialize, the Company’s operations could be adversely impacted and the trading price of the Common Shares and 2015 Warrants could be adversely affected.

Currency Risk

Financial instruments that impact the Company’s net income or other comprehensive income due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables denominated in Canadian dollars. Based on the Company’s Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2018, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $1.3 million and other comprehensive income by $2.3 million, respectively.

Dependence Upon Key Management Personnel

The Company is dependent upon the services of a small number of key management personnel who are highly skilled and experienced. The Company’s ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.

Commodity Prices

The price of the Common Shares and 2015 Warrants and the Company’s financial results may be significantly adversely affected by a decline in the price of gold, silver and/or copper or other commodities (collectively, the “Metals”). The price of the Metals fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of the Metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world.

In the event that the prevailing market price of the Metals is at or below the price at which the Company can purchase such commodities pursuant to the terms of its agreements associated with these Metals interests, the Company will not generate positive cash flow or earnings on those agreements. Declines in market prices could cause an operator to reduce, suspend or terminate production from an operating project or construction work at a development project, which may result in a temporary or permanent reduction or cessation in revenue from those projects and the Company may not be able to recover its initial investment in these Gold Streams and royalties.

Furthermore, the price of the Common Shares and 2015 Warrants and the Company’s financial results may be significantly adversely affected by a decline in the price and demand for diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide ecomony, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stock held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Competition

The Company competes with other companies for Gold Streams, royalties and similar transactions, some of which may possess greater financial and technical resources. Such competition may result in the Company being unable to enter into desirable Gold Streams, royalties or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its Gold Streams, royalties or similar transactions. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for entering into additional Gold Streams, royalties and similar transactions in the future.

Dividend Policy

No dividends on the Common Shares have been paid by the Company to date and the Company may not declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s Board of Directors after taking into account many factors including the Company’s operating results, financial condition and current and anticipated cash needs.

Equity Price Risk

The Company holds shares, convertible debentures and warrants of other exploration and mining companies with a combined fair market value as at December 31, 2018 of $60.2 million.

The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of such shares. The Company is subject to default risk with respect to any debt instruments. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. Just as investing in the Company is inherent with risks such as those set out in this AIF, by investing in these other companies, the Company is exposed to the risks associated with owing equity securities and those risks inherent in the investee companies. The Company does not actively trade these investments. Based on the Company’s investments held as at December 31, 2018, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net income by $0.8 million and other comprehensive income by $3.3 million.

Conflicts of Interest

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the BCBCA and other applicable laws.

Future Sales or Issuances of Securities

Sandstorm Gold may issue additional securities to finance future activities. Sandstorm Gold cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares and 2015 Warrants. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares and 2015 Warrants. With any additional sale or issuance of Common Shares or the exercise of the 2015 Warrants, investors will suffer dilution to their voting power and Sandstorm Gold may experience dilution in its earnings per share.

The Company may fail to achieve and maintain the adequacy of internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act

The Company is required to assess its internal controls in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements which, in turn, could harm the Company’s business and negatively impact the trading price of the Common Shares and 2015 Warrants. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel.

Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Future acquired companies, if any, may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX on an ongoing basis.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2018 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2018, the Company's internal control over financial reporting is effective and no material weaknesses were identified. However, the Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Information Systems and Cyber Security

The Company’s information systems, and those of its counterparties under the Gold Streams and royalty agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties. The Company’s operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the Gold Streams and royalty agreements, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

Activist Shareholders

Publicly-traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurance that the Company will not be subject to any such campaign, including proxy contests, media campaigns or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on the Company’s reputation. In addition, responding to such campaigns would likely divert the attention and resources of the Company’s management and Board, which could have an adverse effect on the Company’s business and results of operations. Even if the Company were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes and may attempt to acquire control of the Company. If shareholder activists are ultimately elected to the Board, this could adversely affect the Company’s business and future operations. This type of activism can also create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company’s business, future operations, profitability and the Company’s ability to attract and retain qualified personnel.

Reputation Damage

Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. While the Company does not ultimately have direct control over how it is perceived by others, reputational loss could have a material adverse impact on our financial performance, financial condition, cash flows and growth prospects.

Risks Relating to the Mining Operations

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk. The Mining Operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, rock bursts, cave-ins, pit-wall failures, tailings dam breaches or failures, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting, storage and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Milling operations, waste rock dumps and tailings impoundments are subject to hazards such as equipment failure, or breaches in or the failure of retaining dams around tailings disposal areas and may be subject to ground movements or deteriorating ground conditions, or extraordinary weather events that may result in structure instability, or impoundment overflow, requiring that deposition activities be suspended. The tailings storage facility infrastructure, including pipelines, pumps, liners, etc. may fail or rupture. Should any of these risks or hazards affect a Mining Operation, it may (i) result in an environmental release or environmental pollution and liability; (ii) cause the cost of development or production to increase to a point where it would no longer be economic to produce, (iii) result in a write down or write-off of the carrying value of one or more projects, (iv) cause extended interruption to the business, including delays or stoppage of mining or processing, (v) result in the destruction of properties, processing facilities or third party facilities necessary to the Mining Operations, (vi) cause personal injury or death and related legal liability, (vii) result in regulatory fines and penalties, revocation or suspension of permits or licenses; or (viii) result in the loss of insurance coverage. The occurrence of any of above-mentioned risks or hazards could result in an interruption or suspension of operation of the Mining Operations and have a material adverse effect on the Company and the trading price of the Company’s securities as well as the Company’s reputation.

The exploration for, development, mining and processing of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the owners or operators of the Mining Operations will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in one or more of the Mining Operations not receiving an adequate return on invested capital. Accordingly there can be no assurance the Mining Operations which are not currently in production will be brought into a state of commercial production.

Climate Change

Governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. The Paris climate accord was signed by 195 countries in December 2015 and marked a global shift toward a low-carbon economy.

If the current regulatory trend continues, the Company expects that this will result in increased costs at some of the Mining Operations. In addition, the physical risks of climate change may also have an adverse effect on some of the Mining Operations. These risks include the following:

●	sea level rise: changes in sea level could affect ocean transportation and shipping facilities which are used to transport supplies, equipment and workforce to some of the Mining Operations and products from those operations to world markets;

●	extreme weather events: extreme weather events (such as increased frequency or intensity of hurricanes, increased snow pack, prolonged drought) have the potential to disrupt some of the Mining Operations. Extended disruptions to supply lines could result in interruption to production.

●	resource shortages: some of the Mining Operations depend on regular supplies of consumables (diesel, tires, sodium cyanide, et cetera) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged dispution to the delivery of essential commodities, production efficiency at some of the Mining Operations is likely to be reduced.

There is no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risk of climate change will not have an adverse effect on the Mining Operations and their profitability.

Commodity Prices for Other Metals Produced from the Mining Operations

The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Mining Operations to be impracticable. Depending upon the price of other metals produced from the mines which generate cash flow to the owners, cash flow from mining operations may not be sufficient and such owners could be forced to discontinue production and may lose their interest in, or may be forced to sell, some of their properties. Future production from the Mining Operations is dependent on metal prices that are adequate to make these properties and projects economically viable.

In addition to adversely affecting the reserve estimates and financial conditions, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Environmental Risks and Hazards

All phases of the Mining Operations are subject to governmental regulation including environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Mining Operations. Also, environmental hazards may exist on the properties which are unknown to the owners or operators of the Mining Operations at present which were caused by previous or existing owners or operators of the properties and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties. One or more of the mining companies may become liable for such environmental hazards caused by previous owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Government Regulation, Permits and Licenses

The exploration and development activities related to the Mining Operations are subject to extensive laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mining Operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of the Mining Operations would not proceed with the development of or continue to operate a mine. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder and claims for damages to property and persons resulting from the Mining Operations could result in substantial costs and liabilities for the owners or operators of the Mining Operations in the future such that they would not proceed with the development of, or continue to operate, a mine.

Government approvals, licences and permits are currently, and will in the future be, required in connection with the Mining Operations. To the extent such approvals are required and not obtained, the Mining Operations may be curtailed or prohibited from proceeding with planned operations, which could have an impact on the business and financial condition of the Company. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Permitting

The Mining Operations are subject to receiving and maintaining permits from appropriate governmental authorities. Although the Company believes that, other than as discussed elsewhere herein, the owners and operators of the Mining Operations currently have all required permits for their respective operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations or additional permits associated with new legislation. Prior to any development on any of the properties, permits from appropriate governmental authorities may be required. There can be no assurance that the owners or operators of the Mining Operations will continue to hold all permits necessary to develop or continue operating at any particular property.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the owners or operators of the Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

See “Permitting, Construction, Development and Expansion Risk” for additional permitting risks associated with developmental projects.

Infrastructure

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the owners and operators of the Mining Operations and may delay exploration, development or extraction activities. Certain equipment may not be immediately available or may require long lead time orders. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or production at the Mining Operations.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Mining Operations.

Uncertainty of Mineral Resource and Mineral Reserve Estimates

The life-of-mine estimates for the Mining Operations may not be correct. The figures for mineral resources and mineral reserves presented in this AIF and derived from the technical reports filed in respect of the Santa Elena Mine, Chapada Mine, Houndé Mine and the Hod Maden Project are estimates only and no assurance can be given that the estimated mineral reserves and mineral resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and mineral resource estimates are based on limited sampling and geological interpretation, and, consequently, are uncertain because the samples may not be representative. Mineral reserve and mineral resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral reserves and mineral resources uneconomic and may ultimately result in a restatement of estimated mineral reserves and/or mineral resources.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Replacement of Depleted Mineral Reserves

Because mines have limited lives based primarily on proven and probable mineral reserves, the mining companies which own and/or operate the Mining Operations must continually replace and expand their mineral reserves depleted by their mine’s production to maintain production levels over the long-term. Mineral reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of mineral reserves will not be offset by discoveries or acquisitions.

Competition

The mining companies which own and/or operate the Mining Operations each face competition from a number of large established companies with substantial capabilities, and greater financial and technical resources. These mining companies compete with these other mining companies for the acquisition of prospective, explored, developing and developed mining and mineral properties, as well as for the recruitment and retention of qualified directors, professional management, employees and contractors.

Dependence on Good Relations with Employees

Production at the Mining Operations depends on the efforts of its employees. There is intense competition for geologists and persons with mining expertise. The ability of the mining companies to hire and retain geologists and persons with mining expertise is key to the Mining Operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which the Mining Operations are conducted. Changes in such legislation or otherwise in the mining companies’ relationships with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the Mining Operations, results of operations and financial condition.

Uninsured Risks

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Where each of the mining companies considers it practical to do so, it maintains insurance in amounts that it believes to be reasonable, including insurance for workers’ compensation, theft, general liability, all risk property, automobile, directors and officers liability and fiduciary liability and others. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, the mining companies’ insurance policies may not provide coverage for all losses related to their business (and specifically do not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material adverse effect on the mining companies’ profitability, results of operations and financial condition.

Land Title

Although title to the Mining Operations has been reviewed by or on behalf of the Company, no assurances can be given that there are no title defects affecting the properties and mineral claims owned or used by the Mining Operations. The mining companies may not have conducted surveys of the claims in which they hold direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. It is possible that the Mining Operations may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the mining companies may be unable to operate the Mining Operations as permitted or to enforce their rights with respect to the Mining Operations which may ultimately impair the ability of these owners and operators to fulfill their obligations under their agreements with the Company.

Off-take Agreements

Rambler is required by contract to sell all concentrate produced from the Ming Mine to a third- party processor whose facilities are used to process the concentrate mined from the property. Access to the facilities is regulated by an off-take agreement agreed to between Rambler and the third-party processor. The off-take agreement establishes the price paid for the metals. The third-party processor and the Company may need to enter into an agreement or agreements that are similar (as to payment terms) to the payment terms contained in the off-take agreement between Rambler and the third-party processor. Such a form of agreement will streamline the payment process as between the third-party processor and Rambler, and the third-party processor and the Company. If Rambler (on behalf of the Company) and the third-party processor are unable to negotiate such an agreement, Rambler and the Company will be obliged to accept payments “in kind” from the third-party processor under the existing off-take agreement.

International Interests

The operations with respect to the Company’s gold and other precious metals interests are conducted in Mexico, the United States, Mongolia, Africa, Argentina, Brazil, Chile, Ecuador, Egypt, Peru, Paraguay, Suriname, Honduras, French Guiana, Turkey, Sweden and Australia and as such the operations are all exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism, international sanctions, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation and mining laws, regulations and policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business. Several of the countries have experienced political, social and economic unrest in the past and protestors have from time to time targeted foreign mining companies and their mining operations.

Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mining Operations in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation, cancellation or dispute of licenses or entitlements which could result in substantial costs, losses and liabilities in the future.

The occurrence of these various factors and uncertainties related to the economic and political risks for operations in foreign jurisdictions cannot be accurately predicted and could have an adverse effect on the Mining Operations resulting in substantial costs, losses and liabilities in the future.

Any changes or unfavourable assessments with respect to (i) the validity, ownership or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée’s joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company’s profitability or profits realized under the Entrée Gold Stream. Any adverse developments with respect to Lidya, its cooperation or in its exploration, development, permitting and operation of the Hod Maden Project in Turkey may adversely affect the Company’s 30% interest in the project. There are no assurances that the Company will be able to successfully convert its 30% interest in the Hod Maden Project into a commodity stream or royalty. The Company’s interest in the Serra Pelada Mine may be adversely impacted if the Cooperative de Mineração dos Garimpeiros de Serra Pelada, which holds a 25% interest in the Serra Pelada Mine, continues to take unfavourable actions. In addition, Colossus Mineração Ltda. in Brazil has payables which could be in excess of $30.0 million and accordingly, there is a risk that they may be unable to repay their debts, resulting in their insolvency and loss of any rights to the Serra Pelada Mine.

Permitting, Construction, Development and Expansion Risk

Some of the Mining Operations are currently in various stages of permitting, construction, development and expansion. Construction, development and expansion of such projects is subject to numerous risks, including, but not limited to: delays in obtaining equipment, material and services essential to completing construction of such projects in a timely manner; delays or inability to obtain all required permits; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete the permitting, construction, development and expansion of such projects in accordance with current expectations or at all.

Indigenous Peoples

Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples. The Company holds royalty or streaming interests on operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. The mining companies’ current or future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development on those projects or operations on which the Company holds a royalty or streaming interest. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the Company or the owner/operator’s activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous people may disrupt or delay activities of the owners/operators of the Company’s royalty/stream assets.

TECHNICAL INFORMATION

CIM Standards Definitions

The estimated Mineral Reserves and Mineral Resources set forth below for the Santa Elena Mine, Chapada Mine, Houndé Mine and the Hod Maden Project have been estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014 (the “CIM Standards”).

The term “Mineral Resource” means a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors (as defined below) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

The term “Mineral Reserve” means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves (as defined below) and Proven Mineral Reserves (as defined below). A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be deomonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

The term “Modifying Factors” means considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This AIF (and documents incorporated by reference herein) has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and uses terms that are not recognized by the United States Securities and Exchange Commission (the “SEC”). Canadian reporting requirements for disclosure of mineral properties are governed by the Canadian Securities Administrators’ National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions used in NI 43-101 are incorporated by reference from the CIM Standards. United States reporting requirements are currently governed by the SEC Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported but embody different approaches and definitions. For example, the terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in NI 43-101, and these definitions differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Reserve estimates contained in this AIF and documents incorporated by reference herein may not qualify as “reserves” under SEC Industry Guide 7. Further, the SEC has not recognized the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “reserve” prior to the adoption of the Modernization of Property Disclosures for Mining Registrants, which rules will be required to be complied with in the first fiscal year beginning on or after January 1, 2021.

While, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules and regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies or other economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this AIF and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Summary of Mineral Reserves and Mineral Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources for the projects or mines relating to which the Company has MATERIAL Gold Streams/royalty agreements or other interests, adjusted to reflect the Company’s percentage entitlement to gold, copper and diamonds produced from such projects or mines, as of December 31, 2018, unless otherwise noted. The tables are based on information available to the Company as of the date of this AIF, and therefore will not reflect updates, if any, after such date:

attributable Proven and Probable MINERAL Reserves

(As of DECEMBER 31, 2018, unless otherwise noted)

Property	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	kt	(grams per tonne)	(ounces)	kt	(grams per tonne)	(ounces)	kt	(grams per tonne)	(ounces)
Santa Elena Mine – Underground (1 - 14)	49.4	2.96	4,700	641.2	1.39	28,740	690.6	1.51	33,440
Santa Elena Mine - Leach Pad (1 - 14)	-	-	-	347.2	0.87	9,720	347.2	0.87	9,720
Houndé Mine (24 - 31)	70.0	1.53	3,480	480.0	2.03	31,320	550.0	1.97	34,800
Hod Maden Project (32 - 46)	1,346.7	8.6	373,974	1,516.9	9.1	445,252	2,863.7	8.9	819,226
TOTAL CONTAINED GOLD:	1,466.1		382,154	2,985.3		515,032	4451.5		897,186

Property	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	kt	(%)	(Million of pounds)	kt	(%)	(Million of pounds)	kt	(%)	(Million of pounds)
Chapada Mine (15 - 23)	8,421	0.25	46.3	5,978	0.26	34.0	14,399	0.25	80.3
Hod Maden Project (32 - 46)	1,346.7	1.4	40.85	1,516.9	1.4	48.5	2,863.7	1.4	89.3
TOTAL CONTAINED COPPER:	9,767.7		87.2	7,494.9		82.5	17,262.7		169.6

attributable Measured AND Indicated MINERAL Resources

(As of DECEMBER 31, 2018, unless otherwise noted)

Property	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	kt	(grams per tonne)	(ounces)	kt	(grams per tonne)	(ounces)	kt	(grams per tonne)	(ounces)
Santa Elena Mine – Underground (1 - 14)	112.0	2.65	9,540.0	516.0	1.77	29,420.0	628.0	1.93	38,960.0
Santa Elena Mine – Leach Pad (1 - 14)	-	-	-	299.2	0.97	9,300.0	299.2	0.97	9,300.0
Houndé Mine (24 - 31)	72.0	1.56	3,600.0	824.0	2.23	59,080.0	894.0	2.18	62,680.0
TOTAL CONTAINED GOLD:	184.0		13,140.0	1,639.2		97,800.0	2,269.2		110,940.0

Property	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	kt	(grams per tonne)	(ounces)	kt	(grams per tonne)	(ounces)	kt	(grams per tonne)	(ounces)
Hod Maden Project – Main Area (32 - 46)	1,453.8	9.6	448,761	1,415.2	9.8	445,947	2,869.0	9.7	894,832
Hod Maden Project - South Area (32 - 46)	-	-	-	791.9	3.5	89,121	791.9	3.5	89,121
TOTAL CONTAINED GOLD:	1,453.8	9.6	448,761	2,207.1	7.5	535,068	3,660.9	8.4	983,953

Property	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	kt	(%)	(Million of pounds)	kt	(%)	(Millions of pounds)	kt	(%)	(Millions of pounds)
Chapada Mine (15 - 23)	1,276	0.20	5.7	7,884	0.22	38.2	9,160	0.22	43.9
TOTAL CONTAINED COPPER:	1,276		5.7	7,884		38.2	9,160		43.9

Property	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	kt	(%)	(Million of pounds)	kt	(%)	(Millions of pounds)	kt	(%)	(Millions of pounds)
Hod Maden Project – Main Area (32 - 46)	1,453.8	1.5	48.1	1,415.2	2.0	62.4	2,869.0	1.8	110.5
Hod Maden Project - South Area (32 - 46)	-	-	-	791.9	0.3	5.2	791.9	0.3	5.2
TOTAL CONTAINED COPPER:	1,453.8	1.5	48.1	2,207.1	1.4	67.6	3,660.9	1.5	115.7

ATTRIBUTABLE INFERRED MINERAL RESOURCES

(AS OF DECEMBER 31, 2018, UNLESS OTHERWISE NOTED)

Property	Inferred
	Tonnage	Grade	Contained
	kt	(grams per tonne)	(ounces)
Santa Elena Mine – Underground (1 - 14)	212.6	1.44	9,880
Houndé Mine (24 – 31)	64.0	2.64	5,360
Hod Maden Project – Main Area (32 - 46)	140.4	1.6	7,223
Hod Maden Project – South Area (32 - 46)	130.6	3.0	12,598
TOTAL CONTAINED GOLD:			35,061

Property	Inferred
	Tonnage	Grade	Contained
	kt	(%)	(Millions of pounds)
Chapada Mine (15 - 23)	3,381	0.23	16.9
Hod Maden Project – Main Area (32 - 46)	140.4	1.0	3.1
Hod Maden Project – South Area (32 - 46)	130.6	0.3	0.9
TOTAL CONTAINED COPPER:			20.9

All Mineral Reserves and Mineral Resources set forth above have been estimated in accordance with the NI 43-101.

Santa Elena Mine

(1)	The qualified person under NI 43-101 (”QP”) for the technical information regarding the Santa Elena Mine contained in this document, including the review and approval of the Mineral Reserves and Mineral Resources estimates as detailed above, is Ramon Mendoza Reyes, P. Eng., Vice President Technical Services for First Majestic.
(2)	Underground Mineral Reserves are based on a cut-off grade of 135 grams per tonne silver equivalent for extraction by long-hole and cut and fill in the main vein, and 130 grams per tonne silver equivalent for extraction by cut and fill in narrow veins, and these are based on actual and budgeted operating and sustaining costs and metallurgical recoveries.
(3)	Metal prices considered for Mineral Reserves were $1,300 per ounce gold, the effect of the Santa Elena Gold Stream has also been considered.
(4)	For the Mineral Reserves estimates, dilution for underground mining includes consideration for internal dilution for designed stopes and an additional 8% dilution due to material handling. Mining loss is estimated at 6%.
(5)	Underground Mineral Resources are based on a cut-off grade of 125 grams per tonne silver equivalent for extraction by long-hole and cut and fill in the main vein and 120 grams per tonne silver equivalent for extraction by cut and fill in narrow veins, and these are based on actual and budgeted operating and sustaining costs and metallurgical recoveries.
(6)	Cut-off grades considered for leach pad ore was 75 grams per tonne silver equivalent (resources) and 85 grams per tonne silver equivalent (reserves) and are based on actual and budgeted operating and sustaining costs and metallurgical recoveries.
(7)	Metal prices considered for Mineral Resources were $1,450 per ounce gold, the effect of the Santa Elena Gold Stream has also been considered.
(8)	Metallurgical recoveries used were 95% for gold.
(9)	Metal payable used was 99.9% for gold.
(10)	Totals may not add up due to rounding.
(11)	Silver equivalent grade is estimated as: Silver equivalent = silver grade + (gold grade x gold recovery x gold payable x gold price) / (silver recovery x silver payable x silver price).
(12)	Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.
(13)	Calculated on the basis of the Company’s 20% Gold Stream.
(14)	The Santa Elena Mine Mineral Reserves and Mineral Resources are reported as of December 31, 2017.

Chapada Mine

(15)	The QP for the technical information regarding the Chapada Mine contained in this document, including the review and approval of the Mineral Reserves and Mineral Resources estimates as detailed above, is Sébastien B. Bernier, MSc., PGeo., Senior Director, Geology and Mineral Resources for Yamana.
(16)	Mineral Reserves price assumption is $1,250 gold and $3.00 copper. Open pit cut-off at $4.06/tonne (Main Pit, Corpo Sul, Cava Norte and Sucupira). Metallurgical recoveries at Chapada are dependent on zone and average for Suruca oxide are dependent on zone and average 83.11% for copper and 56.94% for gold.
(17)	Mineral Resources price assumption is $1,600 gold and $4.00 copper. Open pit cut-off at $4.06/tonne (Chapada pits and Suruca SW). Metallurgical recoveries at Chapada are dependent on zone and average 83.11% for copper and 56.94% for gold.
(18)	The above figures do not include Mineral Reserves or Mineral Resources or Inferred Mineral Resources for the Suruca Zones at the Chapada Mine.
(19)	All Mineral Reserves and Mineral Resources and Inferred Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101.
(20)	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
(21)	Totals may not add up due to rounding.
(22)	The Company’s portion of the attributable Mineral Resources, Mineral Reserves and Inferred Mineral Resources set out above have been calculated internally by the Company due to the complex nature of the terms of the Copper Stream.
(23)	The Chapada Mine Mineral Reserves and Mineral Resources are reported as of December 31, 2018.

Houndé Mine

(24)	Keith Laskowski, MSc., Vice-President Technical Services for Sandstorm Gold, and a QP under NI 43-101, has reviewed and approved the scientific and technical disclosure regarding the Houndé Mine contained in this AIF.
(25)	The gold price considered for Mineral Reserves was $1,250 per ounce and for Mineral Resources was $1,500 per ounce.
(26)	Cut-off grades for all resources open pits are 0.5 grams per tonne gold.
(27)	Tonnages are rounded to the nearest 1,000 tonnes; gold grades are rounded to two decimal places; ounces are rounded to the nearest 1,000 ounces. Rounding may result in apparent summation differences between tonnes, grade and contained metal. Tonnes and grade measurements are in metric units; contained gold is in troy ounces.
(28)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(29)	All Mineral Resources are reported inclusive of Mineral Reserves.
(30)	Calculated on the basis of the Company’s 2% NSR.
(31)	The Houndé Mine Mineral Reserves and Mineral Resources are reported as of December 31, 2018.

Hod Maden Project

(32)	The QP for the technical information regarding the Hod Maden Project contained in this document, including the review and approval of the Mineral Resource estimates as detailed above, is Rodney Webster, M.AIG, Principal Geologist for AMC Consultants Pty Ltd (“AMC”).
(33)	The second QP for the technical information regarding the Hod Maden Project contained in this document, including the review and approval of the Mineral Reserve estimates as detailed above, is Andrew Hall, MAusIMM CP (Mining), Director/Principal Consultant for AMC.
(34)	Mineral Resources are based on a cut-off grade of 2.0 grams per tonne gold equivalent. The Mineral Reserves estimation was carried out using a cut-off grade of 2.6 grams per tonne gold equivalent and a mining recovery of 95%.
(35)	Mineral Resources and Mineral Reserves metal prices: $1,250 per ounce gold and $3.00 per pound copper.
(36)	Mineral Resources are reported inclusive of Mineral Reserves.
(37)	No allowance has been made for any previous mining.
(38)	The gold equivalent formula is: AuEq = Au grams per tonne + [Cu % * (Metallurgical Recovery of Cu in % * Payable Cu in % * (Price of Cu in $/lb less realisation costs) less royalty * 22.046) / (Recovery of Au in % * Payable Au in % * (Price of Au in $ per gram less realisation costs) less royalty)].
(39)	The South Area is defined as being south of 4,542,025 mN.
(40)	Mineral Reserves are reported on the basis of mined ore to be delivered to the plant as mill feed.
(41)	Processing recovery and payable factors used were 77.1% and 93.9% respectively for gold and 94.2% and 95.0% respectively for copper.
(42)	Average planned and unplanned dilution factors of 12% and 6% respectively for transverse stoping and 44% and 10% respectively for longitudinal stoping were assumed.
(43)	Mineral Reserves were defined within an underground mine plan generated considering diluted Measured and Indicated Mineral Resources.
(44)	Totals may not add up due to rounding.
(45)	Calculated on the basis of the Company’s 30% interest plus its 2% NSR for a total of 31.4%.
(46)	The Hod Maden Project Mineral Reserves and Mineral Resources are reported as of May 31, 2018.

Each of the below described mines or projects are considered to be material mineral properties to the Company.

Santa Elena Mine, Mexico

A technical report was prepared for SilverCrest (now First Majestic) in accordance with NI 43-101 entitled “Update to Santa Elena Pre-Feasibility Study, Sonora, Mexico” dated March 31, 2015, and re-addressed to First Majestic on October 1, 2015, having an effective date of December 31, 2014 (the “Santa Elena Report”).

The following description of the Santa Elena Mine has been sourced, in part, from the Santa Elena Report and readers should consult the Santa Elena Report to obtain further particulars regarding the Santa Elena Mine. The Santa Elena Report is available for review under First Majestic’s profile on the SEDAR website located at www.sedar.com.

Information in this section that provides non-material updates to the information in the Santa Elena Report has been provided by First Majestic and/or has been sourced from their press releases dated March 29, 2018 and January 14, 2019, and/or their Annual Information Form dated March 29, 2018 for the year ended December 31, 2017 (“First Majestic AIF”) as filed by First Majestic on SEDAR.

Certain capitalized terms in this section not otherwise defined have the meanings ascribed to them in the Santa Elena Report. The updated Mineral Reserves and Mineral Resources information to December 31, 2017 has been sourced from the First Majestic AIF and First Majestic’s press release dated March 29, 2018, as filed on SEDAR.

Project Description, Location and Access

The Santa Elena Mine is an underground (formerly open pit) mine currently producing gold and silver in the form of doré bars from a 3,000 tonne per day CCD/Merrill Crowe (“CCD/MC”) processing facility, including ore from the underground operations and reprocessing of partially leached ore stored in a stockpile pad which was previously mined by open pit and processed by heap leaching. Commercial production for the 3,000 tonne per day mill and plant facility was declared on August 1, 2014. Underground development has been ongoing since January 2013 with commercial production declared on October 1, 2014.

The Santa Elena Mine is located in Sonora, Mexico, approximately 150 kilometres northeast of the state capital city of Hermosillo and seven kilometres east of the community of Banámichi. The Santa Elena Mine is located on the western edge of the north trending Sierra Madre Occidental mountain range geographically adjacent to the Sonora River Valley. Property elevations range from 800 metres above sea level to 1,000 metres above sea level.

The Santa Elena Mine consists of sixteen contiguous mining concessions (the “Santa Elena Concessions”) covering approximately 57,184 hectares registered in the name of Nusantara de México, S.A. de C.V. (“Nusantara”), a wholly owned subsidiary of First Majestic, which include the El Gachi Properties acquired from Santacruz Silver Mining Ltd. in March 2017.

On December 8, 2005, Nusantara entered into an option agreement with Tungsteno de Mexico S.A. de C.V. (“Tungsteno”) to acquire a 100% interest in nine of the Santa Elena Concessions through staged option payments over five years for a total cost of $4.0 million paid in cash and SilverCrest shares. Payments were completed in August of 2009 with SilverCrest owning 100% of the Santa Elena Mine with no underlying royalties. In 2014, two option agreements were entered into with Minera Evrim, S.A. de C.V., a subsidiary of Evrim Resources Corp., to acquire eight nearby mining concessions covering a total of 40,699 hectares, named the Ermitaño group of two concessions and the Cumobabi group of six concessions. In December 2016, an option agreement was entered into with Compañía Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire 5,802 hectares of mining concessions adjacent to the Santa Elena mine. In exchange, First Majestic has agreed to incur $1.6 million in exploration costs on the property over four years, a 2.5% NSR royalty on the related concessions, and to pay $1.4 million in cash, of which $0.3 million has been paid, $0.2 million due in December 2018, $0.3 million in December 2019 and $0.7 million in December 2020, respectively.

Nusantara has maintained all of the necessary permits for exploration and facilities at the Santa Elena Mine. In 2009, the Santa Elena Mine received its Manifestacion de Impacto Ambiental (“MIA”) and operating permit from Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”). Taxes based on the surface area of each concession are due in January and June of each year at a total annual cost of approximately $51,000 and have been paid to date. A further MIA was submitted to SEMARNAT in early January of 2013 for an amendment of the land use licence related to the underground expansion project and was approved in May 2013. The amendment approval allows for tailings facilities that were not previously required for the open pit and heap leach operation.

All mining concessions in Mexico are valid for a period of 50 years. A mining concession in Mexico does not confer any ownership of surface rights. The Santa Elena Concessions are located on Ejido (community or co-op) land, and on November 12, 2007, a lease agreement with the surface owners was signed which allows First Majestic access and authorization to complete exploration and mine operations activities for 20 years for a maximum of 841 hectares of surface land. The annual cost per year ranges from approximately $55,000 to $160,000 dependent on the number of hectares required. Lease obligations have been met to date.

Pursuant to the Santa Elena Gold Stream, 20% of the gold production is forward sold to the Company.

The Santa Elena Mine can be accessed year-round by paved highways 90 kilometres east from Hermosillo to Ures, then 50 kilometres north along a paved secondary road to the community of Banámichi, then by a maintained gravel road that runs east for seven kilometres to the mine site.

History

Although minor amounts of historic production are evident at the Santa Elena Mine, the documentation in support of this work is sparse, not detailed and cannot be relied upon for future projections of economic viability.

Consolidated Fields operated the Santa Elena Mine from the late 19th century until the onset of the Mexican revolution in 1910. It is estimated that the most extensive underground development occurred during this period. The recent commencement of open cut mining has made the underground workings unsafe to enter. SilverCrest estimated that approximately 35,000 tonnes of the original tailings from Consolidated Fields’ operations remain onsite. During the 1960’s, Industrias Peñoles S.A de C.V. drilled two or three holes on the property, but no records are available for this drilling. During the early 1980’s, Tungsteno de Baviacora (“Tungsteno”) mined 45,000 tonnes grading 3.5 grams per tonne of gold and 60 grams per tonne of silver from an open cut at the Santa Elena Mine.

After 2003, Tungsteno periodically surface mined high silica/low fluorine material from the Santa Elena Mine. During 2003, Tungsteno conducted an exploration program at the Santa Elena Mine consisting of 117 surface and underground samples. In late 2003, Nevada Pacific Gold Inc. completed a brief surface and underground sampling program with the collection of 119 samples. A report was completed and provided to the owner which was subsequently misplaced. Only the ALS-Chemex assay sheets and a rough location map were available for review. Sample lengths are unclear. In early 2004, Fronteer Development Group (“Fronteer”) completed an extensive surface and underground mapping and sampling program. A total of 145 channel samples (89 underground and 56 surfaces) were collected and analyzed by ALS-Chemex of Hermosillo, Mexico. This data was used by SilverCrest for early exploration and target development.

SilverCrest acquired the Santa Elena Mine in December of 2005. The Santa Elena Mine pit started commercial production of gold and silver in July 2011 and its Mineral Reserves were depleted in April 2015. First Majestic acquired the Santa Elena Mine through its acquisition of SilverCrest on October 1, 2015.

Geological Setting, Mineralization and Deposit Types

Regional Geology

The Santa Elena Mine is located in northwestern Mexico where much of the geology can be attributed to the subduction and related volcanism of the Farallon Plate beneath the North American Plate. The east-directed subduction of the Farallon Plate began approximately 200 million years ago with the tectonic rifting of the supercontinent Pangea. The resulting northwest/southeast trending Sierra Madre Occidental extends from the USA-Mexican border to Guadalajara in the southeast, a distance of over 1,200 kilometres. It is proposed that subduction of the Farallon Plate occurred at a relatively shallow angle, resulting in continental uplift across northern Mexico with accretionary terrains developing along the western fringes. The shallow subduction is also thought to be responsible for the tectonics that produced the Laramide orogeny. Continental arc volcanism culminated with the Laramide orogeny in the early to late Eocene. The waning of compression coincides with east-west directed extension between late Eocene to the early Oligocene along the eastern Sierra Madre Occidental flank and is considered to be the first formation stage of the Basin and Range province. By early to mid-Miocene, extension migrated west into Northern Sonora and along the western flank of the Sierra Madre Occidental resulting in north/northwest striking normal faults. This extensional regime caused major deformation across the Sierra Madre Occidental resulting in exhumation of pre-Cambrian basement rocks, especially in the Northern Sierra Madre Occidental. Northwest trending shear and fault zones appear to be an important control on mineralization in the Sonora region. Mineralizing fluids may have been sourced from Cenozoic intrusions. The structural separation along the faults formed conduits for mineral bearing solutions. The heat source for the mineralizing fluids was likely from the plutonic rocks that commonly outcrop in Sonora. Many significant porphyry deposits of the Sierra Madre Occidental occur in the Lower Volcanics and are correlated with the various Middle Jurassic through to Tertiary aged intrusions. These include Cananea, Nacozari and La Caridad. In Sonora, emplacement of these systems has been influenced by the early Eocene east-west and east/northeast – west/southwest directed extension. The Santa Elena vein has a similar orientation to this extensional trend. The silicic volcanism is thought to be related to fractional crystallisation of mantle sourced basalts from subduction. The five main igneous deposits of the Sierra Madre Occidental are: (a) Plutonic/volcanic rocks: Late Cretaceous-Paleocene; (b) Andesite and lesser Dacite-Rhyolite: Eocene (Lower Volcanic Complex); (c) Silicic ignimbrites: Early Oligocene & Miocene (Upper Volcanic Complex); (d) Basaltic-andesitic flows: late stage of and after ignimbrites pulses; and (e) repeat and episodic volcanic events related to rifting of the Gulf of California (alkaline basalt and ignimbrite) emplaced to western flanks: Late Miocene Pliocene and Quaternary. To the west of the Sierra Madre Occidental are the parallel ranges and valleys that show structural similarities to the extensional tectonic regimes of the Basin and Ranges Province to the east. Elevations in the west are lower than the eastern Provinces, with transition to the Coastal plains and Gulf of California.

Local and Property Geology

The Santa Elena Mine property is located at the northwestern extent of the Sierra Madre Occidental. The primary rock types observed on the Santa Elena Mine are the tertiary andesite and rhyolite flows. These units have been uplifted and strike north-south with a dip of 10 degrees to 45 degrees east/northeast. The volcanic units in the immediate area of the Santa Elena Mine deposit exhibit propylitic to silicic alteration. Within the main mineralized structure, widespread argillic alteration and silicification proximal to quartz veining is present. Within the andesite beds, chloritic alteration increases away from the mineralized zone. The main mineralized zone is hosted within an east-west tending structure cross-cutting the volcanic units. The structure hosts an epithermal quartz calcite vein that has been mapped for approximately 1.2 kilometres in length with a width from one metre to 35 metres averaging approximately 15 metres. The structure dips from 40 degrees to 60 degrees to the south and has been drill-tested to a down-dip depth of approximately 600 metres below surface. Splaying and cross-cutting northwest trending structures appear to influence mineralization at intersections with the main mineralized zone and along a northwest-southeast trending the footwall of the vein. Andesite and granodiorite dikes have been identified at the Santa Elena Mine deposit. The heat source for mineralization is unknown but an intrusive at depth is postulated. The main structure is infilled with quartz veining, quartz veinlets and stockwork, banded quartz, vuggy quartz and black calcite. Breccias are found locally at areas of fault intersections. Adularia has been identified in a few hand-specimens. Iron oxides including limonite, jarosite, goethite and hematite are associated with mineralization. Results of induced polarization, resistivity and magnetometer surveys by Pacific Geophysical Ltd. in 2007 showed that the main mineralized zone is a resistivity high (silica) and induced polarization low (minor sulphides) which can be traced for approximately 1.2 kilometres along strike of the zone.

Interpretation from surface, open put and underground mapping and drill hole intercepts has shown that there are eight major faults directly related to the Santa Elena main mineralized zone.

Mineralization

Mineralization occurs as a series of replacement veins, stockworks and hydrothermal breccias typical of other high level low-sulphidation epithermal deposits found in the Sierra Madre. These deposits form in predominantly felsic sub-aerial volcanic complexes in extensional and strike-slip structural regimes. Samples previously collected by various parties including SilverCrest show a geochemical signature of gold, silver, antimony, lead, zinc, barium, calcium and manganese which is consistent with a high calcium, high level, low-sulphidation system. The mineralization is the result of ascending structurally controlled low-sulphidation silica-rich fluids into a near-surface environment. Mineral deposition takes place as the fluids undergo cooling by fluid mixing, boiling and decompression. Brecciation of the mineralized zone appears to be due to explosive venting from an assumed intrusive at depth followed by deposition of the mineralization by ascending fluids.

The structure consists of multiple banded quartz veins and stockwork with associated adularia, fluorite, calcite and minor sulphides. Bonanza ore shoots (greater than 500 grams per tonne of silver and 30 grams per tonne of gold) appear to be locally present but require more definition to determine their full extent. Metal zonation appears to exist with higher grades and thicker mineralized widths near the epithermal boiling zone, one of which daylights in the open pit area. A trend of higher grades and thicker veining is apparent with a plunge of approximately 25 degrees to the east. Drill hole SE-12-74 intersected the vein at approximately 500 vertical metres depth with an average uncapped grade of 1.56 grams per tonne gold and 133 grams per tonne silver over seven metres (not calculated as true width) along this plunging trend from the open pit operation. Zonation also appears to correspond to northwest-trending cross-cutting structures that intersect the main zone and form high-grade shoots. Vertical zonation shows gold content consistent with depth and silver content increasing. At the surface, the silver to gold ratio is 20:1. At 500 metres below surface, the ratio is approximately 100:1. Minor sulphides have been observed in a few locations within the mineralized zone. The andesite in the hanging-wall shows disseminated pyrite averaging 5%. Calcite is found in close proximity to pyrite and averages about the same. Some select locations in the hanging-wall show greater than 30% of finely disseminated pyrite spatially associated with greater than 30% disseminated and veinlet calcite. Hydrothermal breccias exist in the hanging-wall andesites proximal to the Main Zone with drill holes intercepting up to 200 metres of breccia with a pyrite/calcite matrix.

Alteration within the deposit is widespread and pervasive, with the most significant being silicification, kaolinization, and chloritization. Kaolin and alunite have formed primarily along structures and contacts, which are deeply weathered and oxidized. Limonite within the oxide zone consists of a brick-red colour after pyrite, brown goethite and local yellow jarosite. Manganese occurs locally as pyrolusite and minor psilomelane near the surface. Gangue minerals consist of quartz, calcite, adularia, chlorite and fluorite. Analyses shows calcium content of up to 15%.

Exploration

From 2006 to 2015, SilverCrest completed several extensive exploration programs at Santa Elena. The 2013 - 2014 exploration programs included surface mapping and channel sampling, underground mapping, underground channel sampling and core drilling. The Exploration Department at the Santa Elena Mine completed a more detailed geological map of the open pit, compiling all geological and structural information defining a revised surface exposure of main geological units and structural setting. An underground mapping and sampling program has been ongoing since 2013 at Santa Elena and includes the underground developed areas. The majority of the sampling and mapping has been done in the exploration cross-cuts and in short delineation core drilling.

First Majestic has carried out exploration at Santa Elena between October 2015 and December 2017. These exploration activities include geologic mapping, alteration mapping with the aid of the Terraspec ASD® (Analytical Spectral Device), geochemistry and diamond drilling.

Drilling

SilverCrest completed four drill programs from early 2006 through 2011. In 2012-2013, SilverCrest targeted delineation of shallow, below-pit mineralization and deep mineralization, mostly trending to the east, with additional drilling and the first underground drilling program to take place at Santa Elena in fall 2013. This drilling focused on delineating and extending the areas along trend and down-dip of the main mineralized zone. Other drilling was located off strike to explore for near parallel mineralization. A total of 20 drill holes were collared using reverse circulation (“RC”) to expedite hanging wall drilling, then finished with diamond core from approximately 40- 50 metres before the vein target depth through to the barren footwall. This practice was discontinued due to significant deviation in the pre-collared holes. A total of 21 diamond drill (“DD”) holes (1,591 metres) were drilled in the underground 2013 program. A total of 218 holes (72,965 metres including RC with DD tails) were drilled during the 2012-13 program, including holes drilled from within the pit and the 2013 underground program.

During 2014, SilverCrest targeted infill drilling in the underground area for the initial stopes. This drilling resulted in approximate spacing of about 25 metres in the initial stope area, which was previously around 50 metres, allowing SilverCrest to create a more defined model and giving a better idea of grade distribution. A series of additional deep drill holes to both the east and the west of the main mineralized zone were done to focus on the delineation and extension of the ore body to depth and also some drill holes targeting the extension of the El Cholugo and Tortuga vein were completed in 2014. To the date of the Santa Elena Report, down hole surveys were completed on the majority of the drill holes including all 2014 drill holes both at surface and underground drilling. For the 2014 drilling, surveys were taken at an interval of approximately 30 metres, an initial reading at 10 metres was first taken to ensure no deviation had occurred during set up for the drill rig.

During 2015, SilverCrest continued infill and delineation drilling in the underground area for 15 additional stopes. This drilling resulted in approximate spacing of about 25 metres in those stope areas. This drilling campaign included 66 drill-holes, for approximately 2,110 metres.

All drilling in the 2012 – 2015 campaigns was conducted by external contractors.

Also in 2012, 10 trenches and subsequent bulk composite samples were excavated using an excavator to an average depth of five metres on the leach pad. Sampling was to test spent ore metallurgy for estimated recovery rates through the milling process.

Since the acquisition of Santa Elena, First Majestic has drilled 33,971 metres in 302 holes. In 2017 First Majestic drilled 21,207 metres in 243 holes. Almost 50% of the drilling was conducted on the San Judas-Santa Ana and Ermitaño West prospects. Additionally, First Majestic acquired a high- resolution SPOT satellite image covering approximately 175,000 hectares to carry out structural interpretations. Alteration mapping with the support of the Terraspec ASD® spectrometer has also been completed in the Santa Elena Norte and Ermitaño West prospects.

Sampling and Analysis

The 2006 sampling by SilverCrest consisted of continuous surface channel sampling along exposed road cuts and outcrops. The underground verification channel sampling program consisted of semi-continuous horizontal sampling of identified Fronteer sample locations. The samples were collected over selected intervals, placed in plastic bags and periodically shipped to ALS-Chemex in Hermosillo Mexico for preparation, with sample pulps shipped to and analysed by ALS-Chemex, North Vancouver, BC. The 2006, 2007 and 2008 core drilling procedure included the collection and labelling of the drill core. After logging and identifying the mineralized zone, core was selected for splitting and sampling. The 2008 RC drilling program consisted of collecting chips and cataloguing. The 2012 and 2013 drilling program included procedures for the collection and labelling of the drill core. A total of 15 drill holes were first drilled by RC methods and finished with diamond core tails with a further four drilled purely as RC of HQ size drill core (63.5 millimetres diameter). Although RC cuttings were not retained, a number of samples from the hanging wall were sampled.

The drill core was recovered and stored in vinyl boxes. Drill runs were identified in the field by drillers using markers in the core boxes at three metre intervals. These intervals were validated by SilverCrest geologists. Recovered drill core was boxed by the drillers on-site. Core is currently stored on-site for future viewing and reference. Core logging procedures included review of the core quality and recording of recovery, lithological, geotechnical and mineralogical data within standardized company logging forms. After characterizing the mineralization, SilverCrest geologists marked the start and end of each interval for sampling. The drill core sample lengths range from 0.11 to 36.7 metres (the latter was checked in supplied drill logs as being correct) and mode of approximately two metres. Not all drill holes were entirely sampled. The average sample length used in the 2013 resource is 1.74 metres.

Sample intervals were recorded on the core box with sample tags. The intervals were marked on the drill core which was cut in half by a SilverCrest technician using a diamond saw blade. Half of the core was sealed in a sample bag with the corresponding sample tag. The other half of the core sample was returned to the core box for company record and future viewing. Sample numbers, intervals, and descriptions were recorded on the standardized drill logs. SilverCrest inserted certified reference materials (“CRMs”), blanks and duplicates samples at regular intervals into the sampling stream. In addition, internal laboratory quality assurance/quality control (“QA/QC”) procedures were followed.

The 2013-2014 drilling program included procedures for the collection and labelling of the drill core. The entire core was checked to make sure it is placed and oriented well. The core boxes were marked with the start and end of each box run. While doing this, the geologists looked over the core to have a general idea of the geology and mineralization before starting their description. The core was photographed and logged in detail. The samples were measured based on the above sample requirements and included the percent recovery within the drill run. There were marker tags put in at the start of each sample. If there was a sample that has no sampling to be done after because of waste rock then a marker was put in to indicate the end of the sample for the core cutter. The core was then cut with an electrical diamond saw into halves. The uncut half of the core was carefully placed back into the correct location in the box. After cutting the interval, samples were placed in a bag marked with the sample number, hole name and project name. The sample identification tag was then placed in the bag and the bag was tied. For standards, CRMs contain known metal concentrations (grade and variability). They are used to assess analytical accuracy and to detect biases by comparing the assay results against the expected grade of the standard. A reference standard was created from the source deposit and processed in CDN Laboratory. Using those results, materials were measured out on a scale and put into envelopes containing 100 grams. Lab sheets were filled out and the samples were delivered to the lab. Rejects and pulps were picked up directly from the lab as soon as the assay was completed and stored in the core storage in Santa Elena. Samples collected, that are to be used for resource or reserve evaluation, should contain a minimum of one kilogram of sampled material when appropriate. Exceptions may include narrow widths sampled in outcrop or core intervals where collecting a one-kilogram sample is impractical. However, in these cases the sample must be representative of the total material being assessed.

Four different sample types have been taken to date at the underground of the Santa Elena Mine: (i) infill drill core samples, (ii) channel (chip) samples, (iii) muck samples, and (iv) long-hole drilling samples:

Infill Drill Core Samples

Infill drill core samples consist of the 2015 underground infill and delineation drilling program, comprising of 66 drill holes of NQ drill core (47.5 millimetres diameter). Sampling protocols included procedures for the collection and labelling of the drill core. After the drill core was recovered, it was stored in vinyl boxes, each of which contains approximately 2.25 metres of core. Drill runs were identified in the field by drillers using markers in the core boxes at three-metre intervals. These intervals were validated by SilverCrest geologists. Recovered drill core was boxed by the drillers on-site. The core boxes were collected and delivered twice daily to the on-site core logging facility where the core was logged and sampled by SilverCrest technical staff. Core is currently stored onsite for future viewing and reference. Core logging procedures included review of the core quality and recording of recovery, lithological, geotechnical and mineralogical data within standardized company logging forms. After characterizing the mineralization, SilverCrest geologists marked the start and end of each interval for sampling. The drill core sample lengths range from 0.45 to 2.65 metres and mode of approximately 1.5 metres. The drill core is sampled in the entire mineralized zone. A total of 1,124 samples were collected.

The 2015 drilling program included procedures for the collection and labelling of the drill core. The entire core was checked to make sure it was placed and oriented well. The core boxes were marked with the start and end of each box run. While doing this the geologists looked over the core to have a general idea of the geology and mineralization before starting their description. The core was photographed and logged in detail. The samples were measured based on the above sample requirements and included the percent recovery within the drill run. There were marker tags put in at the start of each sample. If there was a sample that had no sampling to be done after because of waste rock then a marker was put in to indicate the end of the sample for the core cutter. The core was then cut with an electrical diamond saw into halves. The uncut half of the core was carefully placed back into the correct location in the box. After cutting the interval, samples were placed in a bag marked with the sample number, hole name and project name. The sample identification tag was then placed in the bag and the bag was tied.

For standards, CRMs contain known metal concentrations (grade and variability). They are used to assess analytical accuracy and to detect biases by comparing the assay results against the expected grade of the standard. SilverCrest created a reference standard from the source deposit processed in CDN Laboratory. Using those results, materials were measured out on a scale and put into envelopes containing 100 grams. Lab sheets were filled out and the samples were delivered to the lab. Rejects and pulps were picked up directly from the lab as soon as the assay was completed and were stored in the core storage in Santa Elena. Samples must be representative of the total material being assessed.

Core and surface chip samples collected during 2017 were analyzed in First Majestic´s Central Lab and SGS Lab in Durango. Most samples for resource update and resource estimation were analyzed at SGS. Underground chip samples were analyzed at Santa Elena’s mine lab.

The assay QA/QC program currently followed at Santa Elena consists of the following quality control samples, which represent an insertion rate of 20% of the original samples: three reference standard materials, coarse and pulp blanks, field duplicates, coarse and pulp duplicates and pulp checks that are sent to a commercial certified laboratory. Quality assurance consists of performing basic statistics for assays of the quality controls and doing visual inspection on correlation plots prepared with the assay data of the quality controls.

Channel Samples (chip samples) consist of:

●	Face Channel Samples, where: (a) every round of a new development face is sampled, for that purpose the geologist mark the channel to be taken to the geology helpers; (b) this mark is done around 1.5 metres from the floor elevation, from the footwall to the hanging wall - the channel is divided according the lithology or features of the face, not taking samples greater than 1.5 metres; (c) the sampler takes the samples based on the marked provided by the geologist using a chisel and hammer; and (d) on every face the geologist marks a composite line that is for QA/QC duplicates. A blank sample is introduced every face, usually after the highest grade are identified by the geologist.

●	Back Sample, where: (a) channels are marked by the geologist every 10 metres along the back to be sampled; (b) from the footwall to the hanging wall - the channel is divided according the lithology or features of the back, not taking samples greater than 1.5 metres; and (c) the sampler arrives to the area and takes the samples based on the mark provided by the geologist - these samples are taken on the lifter (tele handler), using a chisel and hammer.

●	Exploration Crosscuts Sample, where: (a) this mark is done around 1.5 metres from the floor elevation, from the footwall to the hanging wall – the channel is divided according the lithology or features of the face, not taking samples greater than 1.5 metres, marks are done in both walls of the cross-cut; and (b) the sampler arrives to the face and takes the samples based on the mark provided by the geologist using a chisel and hammer.

To recover the sample, the crew use a plastic canvas that is cleaned after every sample is collected. All such samples have an identification number that help recognize the precedence and assay from the lab.

Muck Samples: The procedure followerd in respect of the much samples is to have all trucks that are sent from underground as ore (from stopes, slashes, development) dumped in the stock piles of the primary crusher and sampled. Every morning and afternoon the samplers arrive to site and wash the muck; from every muck pile, a 75 centimetre distance grid is marked and a sample is taken in all of the intersections of that grid. The sample has an identification number that help recognize the precedence and assay from the lab. QA/QC control consists of rejects resampled from the highest grade samples.

Cuts from Long hole drilling samples: The objective of the long-hole drilling sample method is to sample all the holes that are going to be drilled in that shift. The geologist and the operations team communicate as to where drilling will be done and samples of the cuts of the drill hole are taken every two rods (approx. three metres). There are as many bags as the length of the hole, with each bag having the name of the hole that is being drilled. The bags are then analyzed by the geologist, to choose one or two representative samples using a splitter. The samples have an identification number that help recognize the precedence and assay from the lab.

For the 2012-2013 sampling, two analytical laboratories were used for sample analyses: Nusantara de Mexico S.A. de C.V (“Nusantara Lab”), an on-site grade control laboratory for Santa Elena operations; and ALS-Chemex. Nusantara Lab either prepared and analysed samples, or prepared and transported samples to ALS-Chemex in Chihuahua or Hermosillo for further preparation before being sent to ALS-Chemex in Vancouver for analyses. For the 2013-2014 sampling, three analytical laboratories were used for sample analyses: Nusantara Lab, ALS-Chemex and Inspectorate. Nusantara Lab either prepared and analysed samples, or prepared and transported samples to ALS-Chemex or Inspectorate in Hermosillo for further preparation before being sent to ALS-Chemex or Inspectorate in Vancouver for analyses.

For the leach pad material sampling, preparation and analyses for 2012 to 2013, all sampling was carried out by SilverCrest’s geologists and sampling protocols adopted the following procedures: (a) plastic bags were placed in a tray in the vertical outlet of the cyclone and into a container to avoid loss of material; (b) full interval was sampled and samples were taken at multiple orders according to the depth of the hole – for holes with a length of 10 and 20 metres, samples were taken every two metres – for holes with length of 15 metres, samples were collected every three metres and only one five metre sample was collected for holes with a length of five metres; (c) all bags were labelled with the corresponding depth; and (d) the samples were delivered to the Nusantara Lab for splitting to pulverization and additional splitting to generate aliquot for analyses. All samples were handled by geologists at the Santa Elena Mine site. Samples were sent to the Nusantara Lab for analyses. Analytical method for gold included Fire Assay finishing in AA as well as gravimetric analyses for comparison purposes and for silver an Aqua Regia digestion finishing in AA. Blanks and CRM were inserted by exploration personnel prior to the sampling preparation at the Santa Elena Mine lab to carry out a QA/QC protocol in the preparation and analyses of the samples collected by the drilling program on the pad. The results did not indicate deviations from the blanks and CRM assay values.

For the 2015 infill and delineation sampling, Nusantara Lab, the on-site grade control laboratory for Santa Elena operations was used.

Data Verification and Security of Samples

Historical data prior to the 2006 SilverCrest drilling campaign is not included in the current geological database.

During April 2006, Scott Wilson Roscoe Postle Associates (“SWRPA”) collected select samples for verification, including an underground continuous channel sample and quarter splits of drill core and sent to ALS - Chemex in Hermosillo with a regular shipment of core samples. Overall, the grade comparisons are considered to be within acceptable ranges.

In May 2006, SilverCrest collected 15 underground channel samples to verify the sampling results of Fronteer samples. Although there was variation in the data, SWRPA considered it acceptable at this stage of property development to use the Fronteer data in the resource estimate. Gravimetric silver grades were consistently higher compared to both the Fronteer and the SilverCrest silver fire with AA finish results. The result lends support to the higher values. The fire assay with AA results was used in the resource estimate as they were more similar to the Fronteer results which were also used.

In addition to the underground sampling by SilverCrest, SilverCrest completed silver geochemical analyses on 289 surface samples for fire assay AA finish and fire assay gravimetric analyses. Results show an overall 20.3% increase in silver grade using silver gravimetric assays. AA silver results were used in the resource estimation and are considered conservative for grade estimation. For QA/QC, duplicate analyses on 16 of 298 samples were completed at ACME Laboratories in Vancouver on ALS-Chemex pulps from core sampling and preparation. Although the ACME results have a higher detection limit, the limited results on the duplicate pulps show consistent correlation of grades between laboratories. During the 2008 drilling, approximately every 20th sample was duplicated in a different laboratory for QA/QC purposes. The comparison for 2008 drill sample results show average gold and silver results to be similar and within acceptable limits for QA/QC. The authors of the Santa Elena Report are of the opinion that the data meet accepted industry standards and are suitable for use in estimating resources.

Insertion of CRMs at regular intervals was completed by SilverCrest staff during the 2013-2014 Santa Elena Mine drill program. SilverCrest inserted 114 blank samples in a random fashion and near to expected high-grade samples during the 2013-2014 drilling program, each blank was labelled “Blank” or “Blanco” in the drill hole data base.

First Majestic’s internal qualified person has reviewed the data verification methods at the Santa Elena Mine and believes that the methods meet an industry standard of practice and are sufficient to support estimation of Mineral Resources and Mineral Reserves.

Mineral Processing and Metallurgical Testing

There has been varied metallurgical test work done on the Santa Elena Mine over the last thirty years. More recently, metallurgical test work was carried out by Inspectorate Mining and Metals (“Inspectorate”) in their Richmond, BC facility on samples from Santa Elena. Inspectorate also generated slurry samples for testing at Pocock Industrial in Salt Lake City for thickening and filtration characterization. Additional test work was carried out in Sonora at the University of Sonora.

As detailed in the Santa Elena Report, extensive metallurgical test work including ongoing operations data show that all declared Mineral Reserves are amenable to conventional leaching by standard CCD milling with a Merrill Crowe recovery system for doré bar production.

Metallurgical Operational Results up to December 31, 2017

The Santa Elena heap leach operation was completed in mid-2014 with the transition to the new CCD/MC processing facility. As of December 31, 2017, 1.74 million tonnes of leach pad material remain and has been fully or partial leached with overall recovery rates of 60% gold and 30% silver. The leach pad material ore is currently being reprocessed through the new processing facility. No crushing is required for this ore with direct feed to a reclaim stockpile area where it is mixed with crushed underground ore. The 3,000 tonnes per day conventional CCD/MC processing facility was commissioned between May to August 2014 and commercial production was declared on August 1, 2014.

For 2017, a total of 0.93 million tonnes of ore with average grades of 1.73 grams per tonne gold and 86 grams per tonne silver were processed through the new facility. The overall blend (mix) of pad ore and underground ore was approximately 58%/42%. A total of 2.28 million ounces of silver and 49,211 ounces of gold were produced in 2017.

Updated Mineral Resource and Mineral Reserve Estimates to December 31, 2017

The update to the Mineral Reserves and Mineral Resources (underground and leach pad) for the Santa Elena Mine are shown in the table below. Only Indicated Mineral Resources were used to define Mineral Reserves in the updated mine plan.

On March 29, 2018, First Majestic announced their updated Mineral Reserve and Mineral Resource estimates to December 31, 2017 for the Santa Elena Mine. These details are also contained in the First Majestic AIF for the year ended December 31, 2017 as filed by them on SEDAR.

The following table sets forth the estimated updated Mineral Reserves and Mineral Resources for the Santa Elena Mine (gold only, excludes silver grades for Sandstorm Gold reporting purposes) sourced from the internal estimates prepared by First Majestic under supervision of its internal QPs as of December 31, 2017:

Classification	Tonnes (000s)	Gold Grade (grams per tonne)	Contained Gold (ounces)
RESERVES:
Proven (underground) – sulphides	247	2.96	23,500
Probable (underground) – sulphides	3,206	1.39	143,700
Probable (pad) - oxides	1,736	0.87	48,600
TOTAL RESERVES:	5,189	1.29	215,800

RESOURCES:
Measured (underground) - sulphides	560	2.65	47,700
Indicated (underground) - sulphides	2,580	1.77	147,100
Indicated (pad) - oxides	1,496	0.97	46,500
TOTAL RESOURCES:	4,635	1.62	241,300

INFERRED (underground) - sulphides	1,063	1.44	49,400

(1)	All Mineral Resources and Mineral Reserves conform to NI 43-101 and CIM definitions for Mineral Resources and Mineral Reserves.
(2)	Underground Mineral Reserves are based on a cut-off grade of 135 grams per tonne silver equivalent for extraction by long-hole and cut and fill in the main vein, and 130 grams per tonne silver equivalent for extraction by cut and fill in narrow veins, and these are based on actual and budgeted operating and sustaining costs and metallurgical recoveries.
(3)	Metal prices considered for Mineral Reserves were $1,300 per ounce gold, the effect of the Santa Elena Gold Stream has also been considered.
(4)	For the Mineral Reserves estimates, dilution for underground mining includes consideration for internal dilution for designed stopes and an additional 8% dilution due to material handling. Mining loss is estimated at 6%.
(5)	Underground Mineral Resources are based on a cut-off grade of 125 grams per tonne silver equivalent for extraction by long-hole and cut and fill in the main vein and 120 grams per tonne silver equivalent for extraction by cut and fill in narrow veins, and these are based on actual and budgeted operating and sustaining costs and metallurgical recoveries.
(6)	Cut-off grades considered for leach pad ore was 75 grams per tonne silver equivalent (resources) and 85 grams per tonne silver equivalent (reserves) and are based on actual and budgeted operating and sustaining costs and metallurgical recoveries.
(7)	Metal prices considered for Mineral Resources were $1,450 per ounce gold, the effect of the Santa Elena Gold Stream has also been considered.
(8)	Metallurgical recoveries used were 95% for gold.
(9)	Metal payable used was 99.9% for gold.
(10)	Totals may not add up due to rounding.
(11)	Silver equivalent grade is estimated as: Silver equivalent = silver grade + (gold grade x gold recovery x gold payable x gold price) / (silver recovery x silver payable x silver price).
(12)	Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.
(13)	Ramon Mendoza Reyes, P. Eng., Vice President Technical Services for First Majestic, a QP under NI 43-101, has reviewed and approved the Mineral Reserves and Mineral Resources set forth above.

With the update to Mineral Reserves, the Santa Elena Mine life of mine is scheduled to continue for five years at nominal milling rate of 2,750 tonnes per day with reduced throughput in the last year upon depletion of the leach pad reserves. The mine schedule is based on mining long-hole stopes early in the mine life at lower costs with small reserve being mined using cut and fill stopes towards the end of the mine schedule.

Mining Operations, Exploration, Development and Production

Initially, the Santa Elena Mine open pit heap leach mine was constructed in late 2009 and 2010 and was operational from 2010 to 2015. During 2013 and 2014, the open pit heap leach was transitioned into an underground, milling and CCD/MC 3,000 tonne per day processing facility. As of December 31, 2015, the underground mine was fully operational and producing steadily. The Santa Elena Mine ore body varies in dip and thickness along strike and at depth. As a result, two well established underground mining methods have been selected for ore extraction.

In general, conventional mechanized mining methods have been selected. As of December 31, 2015, First Majestic has undertaken ore development, production drilling, blasting and loading operating its own equipment, and is using a contractor for the waste rock and ore haulage to surface. A contractor is retained to carry out the main ramp development. Approximately 89% of stoping will be by long-hole method and 11% by cut and fill methods. Most long-hole stopes are produced early in the mine schedule. Average stope width is 10 metres.

Mining of the heap leach spent ore (“pad ore”) is completed by loader and conveyor to transport material to the plant.

As of December 31, 2017, the main ramp has been developed to approximately the 425 metre elevation with development drifts every 25 metres from the level 700 to the 450 metre level (elevations above sea level). Underground stope production during 2017 consisted of long-hole stoping and mechanized cut-and-fill in the main vein, and conventional cut-and-fill in the narrow veins: Alejandras and Tortuga. Mineral reserves from the open pit were depleted in April 2015.

In 2016, First Majestic started the development of a second ramp called the San Salvador ramp, which was completed in April 2017. The new ramp connects to the main vein along level 575, improving ventilation and productivity by reducing trucking bottlenecks in the underground ramps.

First Majestic’s mining schedule estimates the tonnages to be mined from the underground and the existing pad ore to feed the process plant at a nominal rate of 2,750 tonnes per day. The schedule is based on optimizing higher grade long-hole stopes first, with more costly cut and fill mining in the main vein left for later in the mine life. An underground mining schedule has been developed for the stopes in the reserve model and for development required to access the stopes throughout the life of mine plan. A 67%/33% mix (underground to pad ore) is assumed for the life of mine plan.

Processing and Recovery Operations

The ore from underground resources is currently processed by conventional milling and cyanide leaching technology. In addition, partially leached material from the existing heap leach operations is blended with underground ore at a variable rate and reprocessed through the same plant. Santa Elena ore (underground and pad) contains an estimated grade of 1.29 grams per tonne gold and 84 grams per tonne silver and after crushing and grinding is leached in cyanide. Because of the relatively high level of silver in the ore (and hence solutions) there are advantages and benefits to using traditional CCD and Merrill-Crowe for metal recovery rather than carbon-in-leach/carbon-in-pulp (“CIL/CIP”) process. The partially leached pad ore yielded recoveries of approximately 60% gold and 30% silver when crushed to 10 millimetres and processed on the heap leach (partial leach cycle to Q2 2014). On re-leaching after grinding in the new plant, the balance of the metals is recovered to the level expected from fresh ore from underground, at a rate of 95% for gold and 89% for silver. The process plant has been designed to treat 3,000 tonnes per day of ore, a mixture of freshly mined material and partially leached heap leach material, but First Majestic has found that, after increasing the retaining time in the ball mill in order to achieve a finer particle, the metallurgical recovery of silver has increased significantly, which has resulted in a reduction of the nominal plant feed to 2,750 tonnes per day. The plant has been designed to treat any proportion of these two types of feed.

Infrastructure, Permitting and Compliance Activities

As of December 31, 2014, all transition projects were fully constructed, commissioned and commercial production announced. Much of the same infrastructure facilities utilized for the open pit mine continue to be used for the new operations, including, but not limited to, access roads, waste dumps, explosive magazines, office buildings, fuel storage facilities, power generation, primary crushing equipment, heap leach pads and solution collection ponds.

Environmental studies were conducted on the open pit excavation that occurred at the Santa Elena Mine. An independent Closure and Mine Reclamation Plan was created for the Santa Elena Mine project in March 2010, and updated in January 2014, by Global Resource Engineering Ltd. This initial plan incorporated study results from baseline environmental impact, water quality and geotechnical stability studies for the original open pit, processing and waste dump. The updated plan in 2014 incorporates plans for earthworks in regards to topsoil placement on impacted grounds, earthworks for erosion control, demolition and removal of old buildings. Consideration for mine closure, remediation and ongoing monitoring and stewardship activities are included within the economic model for the Santa Elena Mine. First Majestic updated these estimates internally for the year-end 2017.

Capital and Operating Costs

Capital Costs

As of December 31, 2017, First Majestic estimated total sustaining capital costs during the remaining life of mine of $56.69 million, including development, delineation and infill drilling, plant and infrastructure sustaining capita, as per the table below:

Sustaining Capital Cost, Including Exploration Drilling Expense
Mill Sustaining Capital	$10.93 million
Underground waste development expenses	$18.03 million
Underground equipment and infrastructure	$7.29 million
Underground and surface drilling	$20.44 million
TOTAL CAPITAL COSTS:	$56.69 million

Note: All numbers have been rounded to the nearest thousand.

Operating Costs

Operating costs for the Santa Elena Mine have been estimated for the underground mining, processing costs and general and administrative costs. First Majestic currently estimates the life of mine plan operating costs at an average of $52.04 per tonne of ore processed based on current and projected costs. The life of mine plan assumed an approximate 67% underground ore to 33% pad ore blend.

Mining Method	Long- Hole Main Vein	Cut and Fill Main Vein	Cut and Fill Narrow Veins	Pad Ore Reprocess
Process Method	Cyanidation	Cyanidation	Cyanidation	Cyanidation
Mining Cost/tonne (1)	$32.62	$22.69	$30.02	$2.50
Processing Cost/tonne (2)	$24.88	$24.88	$24.88	$22.58
Indirect Cost/tonne (3)	$8.06	$8.06	$8.06	$8.06
Notes:
(1)	Long-hole stoping in main vein represent 50% of the mine throughput, cut and fill stoping in main vein represent 37% of the mine throughput and cut and fill stoping in narrow veins represent 13% of the mine throughput.
(2)	Processing includes crushing, milling, site refining and dry stack tailings disposal.
(3)	Estimated based on current operations and may vary on an annual basis.

Economic Analysis

According to the Santa Elena Report, the Base Case economic analyses used a range of metal prices per ounce for gold and silver. For gold prices, the range is defined as $1,250 (2015), $1,275 (2016) and $1,300 (2017 – 2022) and for silver prices the range is defined as $18 (2015), $19 (2016), $20 (2017) and $21 (2018 – 2022). On this basis, the following economic highlights for a continued eight year mine life beginning January 2015 are:

•	Total operating revenue of $555.0 million from estimated sales of 12.6 million ounces of silver and 270,700 ounces of gold.
•	Total operating costs of $349.0 million.
•	Estimated cash operating costs averaging $11.59 per silver equivalent ounce (gold:silver average ratio of 64.5:1 based on sold ounces for the life of mine plan.
•	Total sustaining capital costs of $31.0 million including the life of mine plan underground drilling programs and 2015 surface exploration expenditures.

•	Total pre-tax undiscounted cash flow of $163.0 million including estimated closure cost deductions of $6.0 million.
•	Pre-tax Base Case pre-tax NPV (5%) of $144.0 million.
•	Post-tax Base Case post-tax NPV (5%) of $119.0 million.

Metal price sensitivities were completed including spot price as $1,193/ounce gold and $16.16/ounce silver (representing spot price in December 2014) which showed a pre-tax NPV (DCF @ 5%) of $84.3 million. The economic analyses consider SilverCrest delivering 54,133 ounces of gold to Sandstorm Gold at an average price of $412 per ounce ($350 to $450 per ounce with annual 1% inflationary increases) under the Santa Elena Gold Stream.

Santa Elena Mine Milestones

Current activities at the Santa Elena Mine include:

●	On January 14, 2019, First Majestic announced that, during the quarter ended December 31, 2018, the Santa Elena Mine produced 567,754 ounces of silver and 12,081 ounces of gold, for a total production of 1,587,396 silver equivalent ounces, reflecting an 8% increase compared to the prior quarter. The mill processed a total of 221,945 tonnes, consisting of 142,534 tonnes of underground ore and 79,410 tonnes from the above ground heap leach pad. Silver and gold grades from underground ore averaged 120 grams per tonne and 2.4 grams per tonne, respectively. Silver and gold grades from the above ground heap leach pad averaged 36 grams per tonne and 0.6 grams per tonne, respectively. Silver and gold recoveries averaged 88% and 96%, respectively, during the quarter. First Majestic’s production guidance for 2019 for Santa Elena is 2.3 to 2.6 million ounces of silver (5.2 – 5.8 million ounces of silver equivalent).

●	According to First Majestic’s MD&A for the year ended December 31, 2018, as filed on SEDAR on February 25, 2019, in 2018, the Santa Elena Mine produced 2,223,246 ounces of silver and 46,846 ounces of gold for a total yearly production of 6,014,687 silver equivalent ounces. The mill processed a total of 899,370 tonnes during the year.

Chapada Mine, Brazil

A technical report was prepared for Yamana in accordance with NI 43-101 entitled “Technical Report on the Chapada Mine, Goiás State, Brazil” dated March 21, 2018 (the “Chapada Report”).

The following description of the Chapada Mine has been sourced, in part, from the Chapada Report and readers should consult the Chapada Report to obtain further particulars regarding the Chapada Mine. The Chapada Report is available for review under Yamana’s profile on the SEDAR website located at www.sedar.com.

Certain capitalized terms in this section not otherwise defined have the meanings ascribed to them in the Chapada Report. The Mineral Reserves and Mineral Resources information to December 31, 2018 has been sourced from the Chapada Report, Yamana’s Annual Information Form dated March 29, 2018 for the year ended December 31, 2017 (“Yamana AIF”) and Yamana’s press releases dated February 14, 2019, all as filed on SEDAR.

Property Description, Location and Access

The Chapada Mine is located in northern Goiás State, approximately 320 kilometres north of the state capital of Goiania and 270 kilometres northwest of the national capital of Brasilia. It is situated at latitude 14° 14’ S, longitude 49° 22’ W. The Chapada Mine includes the Chapada copper-gold deposit, sub-divided into the Chapada Corpo Principal and Corpo Sul deposits, and the Suruca gold deposit. Corpo Sul is situated at the southwest extremity of the Chapada deposit. The Suruca deposit is located six kilometres northeast of the Chapada Mine at approximately latitude 14° 11’ S, longitude 49° 20’ W.

Access to the project area from Brasilia is via BR-153 (Belem/Brasilia) to Campinorte (GO) and then via GO-465 (Campinorte/Santa Terezinha) west to Alto Horizonte. The town of Alto Horizonte lies between the Suruca and Chapada deposits. Chapada Airport, suitable for small aircraft with an 800 metres long airstrip, is located close to Alto Horizonte, approximately four kilometres northeast of the Mine.

The Chapada Mine is divided into 37 claims totalling 43,866.31 hectares. The claims are held in the name of Mineração Maracá Indústria e Comércio S/A (“Mineração Maracá”), a 100% owned subsidiary of Yamana. See also “– Exploration, Development and Production”.

Yamana (via Mineração Maracá) holds all of the surface rights in the area of the Chapada Mine, which incorporates all of the proposed locations of buildings, fixed installations, waste dumps, and tailing disposal in the current mine plan. Yamana is of the opinion that it can acquire the right to dispose of waste rock and tailings on additional surface property, if and when required. The land ownership is registered with the Registrar of Real Estate in Mara Rosa, Goiás.

Other than statutory royalties which are paid to the Brazilian government based on commercial copper and gold production, the authors of the Chapada Report are not aware of any rights, agreements or encumbrances to which the Chapada Mine is subject, which would adversely affect the value of the property or Mineração Maracá’s ownership interest. The environmental licensing process for Corpo Sul started in 2013 and the required licences were granted in 2014. No current environmental liabilities have been identified within the mine area. Ongoing items such as waste stockpiles, depleted heap leach piles, and tailings storage facilities will be rehabilitated during the mine life or at the time of mine closure.

History

The Chapada deposit was discovered in 1973 by a Canadian company, INCO Ltda. (“INCO”), which followed up with geochemistry, geophysics, trenching, and initial drilling. There are few outcrops in the mine area due to laterite-saprolite cover. Consequently, deposit definition required extensive diamond drill exploration. Development drilling of the deposit occurred in several campaigns from 1976 through 1996 by INCO, Parsons- Eluma Projetos e Consultoria S/C (“Parsons”), a Brazilian copper company, Eluma — Noranda, Santa Elina, and Santa Elina-Echo Bay (“Echo Bay”). Historical ownership and exploration activities are summarized below.

Chapada Deposit
Ownership and Exploration Activity

Date	Owner	Activity
1973	INCO	Chapada discovery.
1975-1976		2,000 metres x 500 metres grid drilling program. Parsons acquires a 50% interest in the Chapada project.
1976-1979	INCO & Parsons	200 metres x 100 metres drill grid. A 92 metres deep shaft is completed with 255 metres of cross-cuts for exploration and metallurgical sampling.
1979		Mining concession No. 2394 covering 3,000 hectares is issued to Minerção Alonte by the Departamento Nacional da Producao Mineral (“DNPM”).
1980-1981		Soil drilling completed in the plant, tailing ponds, and potential water dam areas.
1981	Parsons	Feasibility Study completed.
1994-1995		A 4,500 metres drilling program re-evaluation of a near surface gold deposit. Preliminary feasibility study by Watts, Griffis and McOuat.
May 1994	SERCOR	Minerção Santa Elina Industria e Comercio S/A (“SERCOR”) acquires the Chapada deposit through a subsidiary, Minerção Maracá.
July 1994	SERCOR and Echo Bay	Echo Bay acquires an initial interest in Santa Elina by purchasing 5% of the outstanding shares from SERCOR.

Date	Owner	Activity
Dec 1994		Santa Elina completes its initial public offering.
Sep 1995		Santa Elina and Echo Bay approve the Chapada project joint venture. Santa Elina issues about 3% of the outstanding shares to Echo Bay. Echo Bay receives the option to acquire 50% interest in the project.
May 1996		Santa Elina is privatized and SERCOR and Echo bay become equal owners of the company.
Dec 1996		Santa Elina completes an in-fill drilling program.
Dec 1997		Independent Mining Consultants, Inc. reviews the Echo Bay model and completes a mine feasibility study.
Jan 1998		Kilborn Holdings Inc. (now SNC-Lavalin Group Inc.), completes the Chapada project bankable feasibility study.
Apr 2001		Construction licence issued.
May 2000	PINUS	PINUS acquires 100% of Minerção Maracá.
2003	Yamana	The property is purchased by Yamana
2004		The feasibility study is completed.
2007		Commercial production starts.

In 2008, Yamana started a plant expansion to increase throughput from 16 million tonnes per annum to 22 million tonnes per annum.

From 2007 to the end of 2017, the Chapada Mine has processed 212 million tonnes grading 0.34 grams per tonne gold and 0.39% copper.

The Suruca deposit has been explored by various companies since the 1970s, as summarized below, and was exploited by garimpeiros in the 1980s. Yamana reports that garimpeiros produced approximately 200 kilograms of gold in that period. A historical estimate of resources was identified in the mid-1990’s; however, as this estimate is historic in nature, it cannot be relied upon.

Suruca Deposit
Exploration Activity

Date	Ownership
1980-1981	INCO/Eluma
1987-1988	Cominco
1993-1994	WMC
1996-1997	Santa Elina
2008 to present	Yamana

Geological Setting, Mineralization and Deposit Types

The Chapada area is located between the Amazonian craton to the northwest and the San Francisco craton to the southeast, within the north-northeast striking metavolcano-sedimentary Mara Rosa Magmatic Arc which is part of a large system of mobile belts that have a complex, multi-phased history of deformation.

The Chapada, Corpo Sul and Suruca deposits are located in the Eastern Belt of the Mara Rosa volcano sedimentary sequence. The Eastern Belt in the vicinity of the Chapada Mine comprises a thick package of amphibolites succeeded by volcanic and volcanoclastic rocks and overlying metasedimentary rocks. The metavolcanic-sedimentary units are intruded by metaplutonic rocks of dioritic to quartz-diorite composition. These intrusions are associated with magmatic fluids responsible for copper-gold and gold mineralization. The volcanics and sediments have been metamorphosed to biotite and amphibolite schist in the Chapada mineralized area.

The deposit has undergone hydrothermal alteration typical of a copper-gold porphyry system. Alteration styles include biotitization, sericitization, argillitization, and propylitization.

The bedrock schists are overlain by approximately 25 metres of saprolite material with a minor lateritic component near the top of the saprolite zone. Within that laterite component, there is a ferricrete zone at surface.

The primary copper-gold mineralization at Chapada is epigenetic. Copper is principally present as chalcopyrite with minor amounts of bornite. Fine grained gold is closely associated with the sulphide mineralization and was likely to be contemporaneous with the copper.

Copper mineralization occurs as finely disseminated crystals, elongated pods, lenses along foliation, crosscutting stringers, and coarse clots in occasional late stage quartz veins or pegmatites. The copper mineralization and grade are somewhat better in the central zone of the deposit along the anticline axis than in the surrounding anticlinal limbs; however, copper mineralization is pervasive over a broad area. Gold mineralization is more uneven spatially and may have been remobilized by post mineral low temperature alteration events.

The gold at Suruca is related to folded quartz vein/veinlets with sericitic and biotite alteration, rather than high sulphide concentrations. The second generation of quartz veins/veinlets with sulphides (sphalerite + galena + pyrite), carbonates and epidote also host gold which is related to zinc.

Mineralization predominately pre-dates deformation hence the gold is associated with epithermal features and not structurally controlled.

Exploration

For exploration work completed prior to Yamana, please see “History”, above.

Yamana started exploration work in 2007 with diamond drilling mainly to the east of the pit to check for the extension of the mineralization potentially hosted in a synclinal structure.

In early 2008, consultant Richard Sillitoe defined a genetic model of mineralization with a typical porphyry copper-gold system (Cu-Au-Mo association) that underwent intense isoclinal folding and amphibolite facies metamorphism during continental collision at the end of the Neoproterozoic. However, original mineralogy may not have been profoundly changed, due to the stability of minerals like quartz, anhydrite, pyrite, chalcopyrite, magnetite and biotite under amphibolite facies conditions.

Yamana began exploration work at Suruca in 2008 with geological mapping, chip sampling and shallow drilling at Suruca South.

The 2008 drill program was designed to discover another deposit in the vicinity of Chapada Mine and to test for possible extensions of known resources. To achieve these objectives, regional geological mapping, and detailed geological mapping of the open pit were carried out, and geological model of the mine was prepared. Additionally, historic drill holes were re-logged, chip/soil samples were taken, and 5,530 metres of diamond drilling was carried out in the vicinity of the Chapada Mine.

During 2010, Yamana drilled 16 holes in the southwest pit area and completed ten infill diamond drill holes in the northeast area. Samples from both the exploration and infill program were analyzed in a commercial and accredited laboratory. Yamana staff carried out quality assurance/quality control (QA/QC) and followed the protocol applied during the previous drilling programs. The drill program continued in 2011 Yamana continued a drilling program in the southwest pit area consisting of 14,362 metres in 63 holes. Total drilling for the 2011 campaign was 19,305 metres.

In 2013 Yamana drilled seven exploration holes for 1,704 metres in the northeast section of Chapada Corpo Principal with the objective of delineating an inferred mineral resource. Several historic JVE series holes were used to estimate the mineral resource. In the same area condemnation holes were drilled to sterilize the location of waste dumps in the northeastern portion of the main Pit. In Corpo Sul, an infill drilling program was carried out in the southwest portion of the deposit on a 50 metre by 50 metre grid to upgrade Indicated to Measured Resources and on a 100 metre by 100 metre grid to convert Inferred to Indicated Mineral Resources.

In 2014, Yamana’s Exploration Team restarted the generative exploration activities at Chapada working with a deformed/metamorphosed copper-gold porphyry/skarn model for the region. Consultant Richard Sillitoe assisted with the understanding the regional geological model and district exploration strategy in early 2014. Based on this exploration information, the following work was completed: integration of previous drilling data, geological mapping with focus on hydrothermal halos, and sampling (soil, chip, and auger). As a result, in mid-2014, the Yamana claims were extended to cover the areas covered by soil and chip sampling. The main result in 2014 was the discovery of Sucupira target close to main Chapada deposit.

In 2015, the mineralization in the Sucupira was delineated with a drill grid of 100 metres by 50 metres along a 1,700 metre northeast-southwest strike length, 260 metre width, and an average thickness of 110 metres. The mineralization has an average vertical depth between 180 metres to 240 metres from surface. Several holes returned average grade above 0.7% copper equivalent, which is higher than the current reserve grade at Chapada.

In 2016, the Baru target was discovered. It comprises a large tonnage and low grade envelope of 0.1% copper with a richer gold core. Typical Baru mineralization was intersected by drill hole NM-237: 82.6 metres grading 0.12 grams per tonne gold, 0.25% copper at 114 metres; and 30 metres grading 0.2 grams per tonne gold, 0.35% copper at 150 metres.

In 2017, Yamana drilled ten exploration targets with the objective of delineating new potential. Additionally, the Buriti target was discovered three kilometres south of the Chapada main pit. The Buriti target comprises copper-gold sulphide mineralization (greater than 0.15% copper equivalent) in a 2.0 kilometre long copper geochemical anomaly. The Buriti hydrothermal alteration is similar to Chapada with a flat geometry close to surface, gently plunging to northwest. Drill hole BRT-05 contains typical mineralization with 10.15 metres grading 0.3 grams per tonne gold, 0.3% copper at 51.85 metres. Inferred mineral resources were delineated with a 500 metre northeast-southwest strike length, a width of 50 metres, and a 150 metre depth.

See also “Exploration, Development and Production”.

Drilling

Yamana commenced drilling the Chapada deposit in 2008. To date, Yamana and its predecessors have drilled 1,147 holes for a total of 229,254 metres. Drilling has delineated the main deposit areas at a spacing of 100 metres by 50 metres, with a tighter 50 metre pattern in the central portion of the deposit.

Chapada Deposit
Drilling

Year	No. Drill Holes	Metres
1976-1996	435	59,956
1996	4	383
2001	4	1,089
2007	8	1,337
2008	30	5,126
2009	8	3,217
2010	18	4,373
2011	87	20,470
2012	155	33,789
2013	112	21,994
2014	60	15,792
2015	122	35,970
2016	73	18,703
2017	31	7,055
Grand Total	1,147	229,254

The 2008 and 2009 drilling campaigns were concentrated in the region named “Near Mine” and on the south portion of the area. The 2010 and 2011 campaigns targeted the Near Mine and Corpo Sul areas. The drill holes were collared at HW diameter, reduced to HQ diameter at the top of the saprolite, and changed to NQ2 when fresh rock was encountered. The drill rods were three metres long.

The majority of holes were drilled at an azimuth of 130 degrees and an 85 degree dip. Drill holes with inclination between 45 degrees and 85 degrees were surveyed every three metres downhole using Devicom Deviflex electronic surveying instrument. No significant deviation issues were found to date. Collar surveys were taken by a Total Station GPS in UTM co-ordinates, SAD 69 Brazil datum, 22 South Zone.

Suruca

One hundred and twenty drill holes totalling 4,050 metres were drilled at Suruca by previous owners; however, the database only contains details of the 1997 Santa Elina/Echo Bay holes with minimal data regarding the WMC reverse circulation drill holes.

Historical Suruca Drill Holes

Company	No. Drill Holes	Metres
INCO/Eluma	4	649.3
EDEN/COMINCO	7	623.6
WMC	91	2,241.0
Santa Elina/Echo Bay	18	536.4
Total	120	4,050.3

The majority of the historical holes were drilled within the saprolite which was characterized by low grade zones 0.1 grams per tonne gold to 0.5 grams per tonne gold, with occasional high-grade interceptions ranging between 0.5 grams per tonne gold and 6.0 grams per tonne gold.

Yamana commenced drilling in the Suruca area in 2008 with seven holes for 440 metres. The 2009 and 2010 drill programs used a 400 metre by 200 metre grid, with infill drilling at 200 metres by 200 metres. They extended the geometry of the deposit to a known strike length to 2,100 metres, a width of 1,000 metres, and 500 metres depth. An infill grid of 100 metres by 100 metres was drilled in the northern portion of the deposit (between lines L500S and L1500S). To the end of 2017, a total of 1,002 holes for 77,301 metres have been drilled at Suruca, including 18 holes for 536 metres drilled by previous owners in 1996.

Yamana Drill Holes - Suruca

Year	No. Drill Holes	Total Depth (Metres)
1996	18	536
2008	7	440
2009	21	7,420
2010 *	120	24,368
2011	48	9,607
2013	63	4,359
2014	3	938
2016	497	15,943
2017	225	13,691
Grand Total	1,002	77,301

* Includes 11 metallurgical holes for 1,014 metres

The drill holes were collared at HW diameter, reduced to HQ diameter at the top of the saprolite and changed to NQ when fresh rock was encountered. The drill rods were three metres long and the wireline core drilling method was employed. The majority of holes were drilled at an azimuth of 130 degrees and a 60 degree dip, however, some holes were drilled at an azimuth of 310 degrees. Downhole surveys were taken by the drilling contractor upon completion of the drill hole.

Regional Targets

Yamana commenced drilling in the regional targets in 2014 with 31 holes totalling 5,458 metres. The 2014 and 2017 drill programs used a wide-spaced grid in order to test several targets. In 2015, the drill holes intercepted high-grade copper-gold mineralization in the Formiga target. In 2017, an infill grid of 100 metres by 100 metres was drilled in the western portion of the Formiga target to establish inferred resources.

To the end of 2017, Yamana has drilled 230 holes for 32,736 metres in regional targets. The drill holes were collared at HW diameter, reduced to HQ diameter at the top of the saprolite and changed to NQ when fresh rock was intercepted. The drill rods were three metres long and the wireline core drilling method was employed.

Drill holes with inclination between 45 degrees and 85 degrees were surveyed every three metres downhole using a Reflex Maxibor II or Devicom Deviflex electronic surveying instrument. In sub-vertical holes, a PeeWee or EZ-Shot instrument were used. Generally, the deviation was below 5% and no significant deviation issues were found to date. Collar surveys were taken by a Total Station GPS in UTM co-ordinates, SAD 69 Brazil datum, 22 South Zone. Drill hole collars were cased and protected at surface with a cement block affixed with a metal tag stamped with the drill hole number, final depth, inclination, azimuth, and start and finish dates.

See also “Exploration, Development and Production”.

Sampling, Analysis and Data Verification

Yamana’s samples are selected down the entire length of the drill hole core, sawn in half with an electric diamond bladed core saw, and sampled prior to logging. Half core samples are selected by a geology technician or trained sampler. The samples are then placed in a numbered plastic bag along with a paper sample tag, and tied closed with a piece of string. Sample weight is approximately 3.5 kilograms. Six to eight samples are placed in a larger plastic bag, loaded onto a truck owned and driven by a locally based transport company, and driven to the ALS Chemex laboratory sample preparation facility in Goiania, State of Goiás.

After sampling, the geologist completes a graphic log and logs the core in detail for lithology, structure, mineralization and alteration. Codes are assigned for the oxidation state, consistency and alteration including alteration halo, sulphides, silicification, biotite, sericite, epidote, amphibolite, garnet, carbonate, rhodochrosite, chlorite, and kyanite content. Angles of structures such as foliation and faults are recorded, although drill holes are not oriented. Sample intervals and sample numbers are also recorded on the exploration hole log. (When the drill hole is an infill hole, the core is quickly logged, according to the alteration halos with fewer details, and no structural drawings.)

Approximately four samples from each alteration halo per drill hole are selected for density testwork by two different methods after sampling and logging. The first method used is the water displacement method, performed in the logging shed. This method uses half core samples from eight to twelve centimetres long, coated with Vaseline to prevent water impregnation, and placed in a plastic beaker containing 500 milliletres of water to determine the volume of water displacement.

Sample preparation is undertaken by ALS Chemex in Goiania and involves crushing and pulverization (Codes PREP-33y and PREPINT). Upon receipt of the samples, each sample is weighed and dried at 105 degrees Celsius for eight hours to 12 hours. The entire sample is then crushed to 90% passing <2 millimetres (10 mesh), split to 0.5 kilograms in a riffle splitter, and pulverized to 95% passing 150 mesh. The samples are then split again to 50 grams using a rotating splitter/spatula. The crusher and pulverizer are cleaned between each sample. Each fraction retained is returned to Yamana.

Samples are transported from the drill rig to Yamana’s core storage facilities at the Chapada Mine exploration camp by the drilling contractor, where Yamana geological staff log and sample the core. The samples are transported to the independent sample preparation facility by a locally based transport company, after which the samples are sent for preparation in ALX Chemex in Goiania, Brazil, and for analysis in Lima, Peru.

All Yamana samples are analyzed by fire assay with an Atomic Absorption (“AAS”) or ICP finish by ALS Chemex Lima, Peru, accredited by the Standards Council of Canada ISO 17025 and SGS Geosol, Belo Horizonte, Brazil, accredited by ISO 9001:2008. Yamana is at arm’s-length with these laboratories.

Yamana conducted an external (independent of the laboratory being assessed), industry standard QA/QC program for its drill campaigns, which followed written protocols. The QA/QC program consisted of the insertion of blanks and CRMs into the sample stream and the running of duplicate field (quarter-core) samples. Later, pulp duplicate samples were re-assayed at a secondary facility.

Yamana’s QA/QC program meets industry standard with a generally acceptable rate of insertion for CRMs and pulp duplicates. The results of the pulp duplicate assays showed good reproducibility with no discernible grade biases. The insertion of CRMs showed that laboratory results from SGS Geosol and ALS Chemex were acceptable with respect to precision and accuracy. The results from the insertion of blanks are also generally acceptable.

In 1996, Echo Bay became actively involved in the drilling and sampling program for the project. Samples taken by Santa Elina in 1996 were subject to a rigorous QA/QC program; Geolab in Brazil was the primary assay laboratory and a large number of samples were sent to various laboratories in North America for check assays.

IMC Mining (“IMC”) was contracted to review the historical data. IMC’s review included the following (i) all historical QA/QC control files; and (ii) a comparison of historical data with re-assayed data from analytical laboratories in the United States. IMC concluded that the historical data was appropriate for estimation of Mineral Resources.

A total of 18 Suruca diamond drill holes from Mineração Alonte were re-analysed following Yamana’s procedures. The new assay results were compatible with the historical results.

The Chapada Report concludes that the QA/QC program as designed and implemented by Yamana is adequate and the assay results within the database are suitable for use in a Mineral Resource estimate.

Yamana has written procedures and checks for all aspects of drilling, sampling, analyses, and data compilation. For example, drill logs are verified at the point prior to entry into the database by the Geology Department.

Compilation of assay QA/QC results is carried out on a continuous basis by a staff geologist in the Exploration Department. The data are collected and plotted on graphs to look for problem areas, and monthly and annual reports are generated. General performance is monitored, including the number of samples collected, the number and type of QA/QC samples, equipment availability, assay return times, etc. The reports also describe the progress and results of special research projects, such as heterogeneity studies, that may be underway at the time. Any problem areas with regard to assay verification are flagged and recommendations for appropriate action are implemented.

The Chapada Report concludes that the collection and analysis of assay QA/QC data at Chapada is quite thorough and meets standard industry practice. Data collection and entry, and database verification procedures for Chapada comply with industry standards and the data is adequate for the purposes of Mineral Resource estimation.

Mineral Processing and Metallurgical Testing

For a discussion of mineral processing and metallurgical testing work completed by Yamana, see “Mining Operations” below.

Mining Operations

The Chapada Mine is a traditional open pit truck/shovel operation that has been in continuous operation since 2007. There are two main open pit mining areas to be developed on the property, Chapada and Suruca. Current production is entirely from Chapada, including the Corpo Principal, Cava Norte, Corpo Sul and Sucupira pits. These pits are planned to eventually join into a single pit and Sucupira pit is planned as an additional series of pushbacks. The Suruca mining area includes Suruca Oxide and Suruca Sulphide gold Mineral Reserves.

The Chapada Mine is located in gently undulating terrain at elevations between 340 metres above sea level and 400 metres above sea level. The Chapada open pit, which is currently being mined, has ultimate design dimensions of approximately 8.0 kilometres along strike, up to 1.5 kilometres wide, and 420 metres deep. The Suruca open pit will be located approximately seven kilometres northeast of the Chapada open pit. Final pit dimensions for Suruca will be approximately two kilometres along strike and about one kilometre wide.

The processing plant is located at the northwest end of the Chapada pit rim. The tailings storage facility is located to the northwest of the Chapada open pit, with the pond as close as 0.5 kilometre to the pit rim and the tailings dam being up to five kilometres to the northwest. The Life of Mine (LOM) plan is based on Mineral Reserves, as of December 31, 2017, plus an additional 68 million tonnes of Measured and Indicated Mineral Resources from Sucupira at an average grade of 0.26% copper and 0.17 grams per tonne gold. These additional resources require the relocation of surface infrastructure that will be studied in a Feasibility Study commencing in 2018.

The LOM plan is based on a processing rate of 23.4 million tonnes per annum. The ore stockpile will be processed intermittently throughout the mine life. The mine life is 27 years plus an additional two years at the end of the mine life for processing the remainder of the ore stockpile.

Processing and Recovery Operations

The Chapada Mine treatment plant processed an average of 63,000 tonnes per day in 2017 with average copper and gold recoveries of 80% and 57% respectively.

The first step of the process occurs in the two parallel crushing circuits. The primary crushing system consists of an in-pit gyratory crusher in series with a roll crusher and a jaw crusher in parallel. Crushing is followed by grinding in a semi-autogenous (SAG) mill followed by a ball mill. The ore is then sent to the flotation, thickening, and filtration processes. The tailings are placed in a tailings storage facility, where the embankments are constructed using the coarser material from the grinding plant.

The Suruca oxide gold deposit is currently being planned for processing through a heap leach. A feasibility study was completed for the Suruca oxide project in early 2018 and Yamana is currently assessing the project within the context of the Chapada complex. Suruca sulphide ore is currently being planned to be processed through the existing Chapada plant, with some modifications, at the end of the Chapada mine life. However, there is also an option to construct a standalone CIL or CIP plant for processing the sulphide ore. Conceptual studies are ongoing.

Conceptual studies have been completed to expand the Chapada processing plant capacity to 28 to 32 million tonnes per annum. A feasibility study for this expansion project is scheduled to commence in 2018.

Infrastructure, Permitting and Compliance Activities

The Chapada Mine currently operates one open pit mine and process plant and has all the required infrastructure necessary for a mining complex including:

●	Open pit mine and mine infrastructure including truck shop, truck wash facility, warehouse, fuel storage and distribution facility, explosive’s storage and magazine sites, and electrical power distribution and substations to support construction projects and mine operations.
●	A conventional flotation mill for processing sulphide ore and mill infrastructure including assay laboratory, maintenance shops, and offices.
●	Mine and mill infrastructure including office buildings, shops, and equipment.
●	A tailings storage facility comprising a raised dam constructed with cyclone tailings with capacity for three years and plans for further expansion.
●	Local water supplies as required.
●	Electric power from the national grid.
●	Haulage roads from the mines to the plant.
●	Stockpile areas for high-grade and low-grade ore.
●	Maintenance facilities.
●	Administrative office facilities.
●	Core storage and exploration offices.
●	Access road network connecting the mine infrastructure to the town site and to public roads.

Yamana has all the environmental permits required to operate the Chapada Mine and process plant. Additional permits are occasionally required for expansion or construction projects. The mine life for the Chapada Mine is currently 29 years, i.e. until 2047. The closure plan consists of two major types of activity: decommissioning and rehabilitation. Decommissioning involves permanently ending the mining and mineral processing operations and removing all the equipment and facilities that are not destined to remain in place for future use. Reclamation includes reclaiming the mine site to other sustainable uses as defined in closure management plans.

Yamana is very active in engaging the local community with a series of cultural, social and economic programs.

Capital and Operating Costs

LOM capital costs include capital projects, sustaining capital, and closure costs. LOM expansionary capital costs for Chapada are approximately $27.0 million and sustaining costs are approximately $290.0 million. The Suruca oxide pit and heap leach pre-production Capital Cost estimate is an additional $66.0 million including contingency. Exclusions from the capital and sustaining cost estimate include: mine development waste movement, working capital, and project financing and interest charges.

Operating costs are tracked and well understood as the mine has been in production since 2007. Operating costs are estimated for the LOM in 2018 US Dollars. All in unit operating costs are $8.03 per tonne processed, consisting of mining, processing, and general and administrative costs.

Exploration, Development and Production

The Chapada Mine is divided into 37 claims covering 43,866.31 hectares held in the name of Mineração Maraca. The Suruca deposit is located on claim numbers 860.708/2009 and 860.595/2009 (both Application for Mining Licences), totalling 845.75 hectares. The Chapada and Corpo Sul deposits are located on claim numbers 808.931/1994, 808.923/1974, and 860.273/2003 (all Mining Licences) encompassing 3,830.19 hectares.

Production at the Chapada Mine in 2018 consisted of 121,003 ounces of gold compared to 119,852 ounces of gold in 2017. Chapada Mine copper production was 129.2 million pounds in 2018 compared to production of 127.3 million pounds of copper in 2017.

Yamana completed a total of 43,543 metres of drilling in 383 holes over the course of the year ended December 31, 2017. The focus of the 2017 exploration program at Chapada was (i) to complete delineation drill programs at Sucupira/Baru, Corpo Sul and Suruca SW, concentrating on development of high-grade gold and copper lenses; (ii) delineation drilling at Formiga, Suruca Oxide, SW Mina and other targets with high potential to grow the mineral resource base; and (iii) to conduct exploration drilling at new near-mine targets like Buriti and Hidrotermalito. Exploration in 2018 will continue to define and expand the Suruca deposit, upgrade resources at Sucupira, Baru and explore for further near mine high-grade lenses of mineralization.

Several initiatives are underway to improve the performance of the Chapada processing plant. Following from the success of Phase I and Phase II plant optimization projects in 2016 and 2017, which has resulted in increased copper and gold recoveries, in 2018 Chapada will commence Phase III of the optimization. Commissioning is scheduled for the second quarter of 2019 and the project is expected to increase copper and gold recoveries by a further 1.5% to 2%. In addition to this, Chapada is assessing options to increase processing capacity to 28 to 32 million tonnes per year, with a Feasibility Study to commence in 2018.

Updated Mineral Reserves and Mineral Resources to December 31, 2018

On February 14, 2019, Yamana publicly announced their updated Mineral Reserve and Mineral Resource estimates to December 31, 2018 for the Chapada Mine.

The following tables set forth the estimated Mineral Resources for the Chapada Mine as of December 31, 2018.

Mineral Resources – December 31, 2018 1,2,3,4,5,6

Category	Tonnes	Gold		Tonnes	Copper
	(000)	(grams per tonne)	(000 ounces)	(000)	(%)	(Mlb)
Measured	58,885	0.12	222	58,885	0.20	261
Indicated	363,929	0.14	1,676	363,929	0.22	1,765
Measured + Indicated	422,814	0.14	1,898	422,814	0.22	2,025

Inferred	156,081	0.08	422	156,081	0.23	781

(1)	Sébastien B. Bernier, MSc., PGeo., Senior Director, Geology and Mineral Resources for Yamana, a QP under NI 43-101, has reviewed and approved the Mineral Resources set forth above.
(2)	Mineral Resources price assumption is $1,600 gold and $4.00 copper. Open pit cut-off at $4.06/tonne (Chapada pits and Suruca SW). Metallurgical recoveries at Chapada are dependent on zone and average 83.11% for copper and 56.94% for gold.
(3)	The above figures do not include Mineral Resources for the Suruca Zones at the Chapada Mine.
(4)	All Mineral Reserves have been calculated in accordance with the CIM Standards and NI 43-101.
(5)	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
(6)	Reported as of December 31, 2018.
(7)	Numbers may not add up due to rounding.

The following tables set forth the estimated Mineral Reserves for the Chapada Mine as of December 31, 2018.

Mineral Reserves – December 31, 2018 1,2,3,4,5

Category	Tonnes	Gold		Tonnes	Copper
	(000)	(grams per tonne)	(000 ounces)	(000)	(%)	(Mlb)
Proven	388,701	0.17	2,103	388,701	0.25	2,138
Probable	275,928	0.16	1,381	275,928	0.26	1,568
Proven + Probable	664,629	0.16	3,484	664,629	0.25	3,707

(1)	Sébastien B. Bernier, MSc., PGeo., Senior Director, Geology and Mineral Resources for Yamana, a QP under NI 43-101, has reviewed and approved the Mineral Reserves set forth above.
(2)	Mineral Reserves price assumption is $1,250 gold and $3.00 copper. Open pit cut-off at $4.06/tonne (Main Pit, Corpo Sul, Cava Norte and Sucupira). Metallurgical recoveries at Chapada are dependent on zone and average for Suruca oxide are dependent on zone and average 83.11% for copper and 56.94% for gold.
(3)	The above figures do not include Mineral Reserves for the Suruca Zones at the Chapada Mine.
(4)	All Mineral Reserves have been calculated in accordance with the CIM Standards and NI 43-101.
(5)	Reported as of December 31, 2018.
(6)	Numbers may not add up due to rounding.

Chapada Mine Milestones

Current activities at the Chapada Mine include:

●	On February 14, 2019, Yamana announced its 2019 production expectations for the Chapada Mine and stated that 2019 production from the Chapada Mine is projected to be 100,000 ounces of gold and 120 million pounds of copper. For 2019, mill feed grades are expected to average 0.21 grams per tonne gold and 0.28% copper and production will be weighted to the back half of the year.

●	On February 14, 2019, in a separate news release, Yamana stated that it has completed studies and evaluations on several of the development opportunities at the Chapada Mine and has embarked on a feasibility level review of a three-phase plan at Chapada. Phase 1 – Plant Optimization Work, with expected recovery improvements in the range of 2% for both metals, has been approved and associated capital expenditures are estimated to be approximately $9.0 million. Based on the work completed to date, Yamana estimates the phased plan will provide the foundation to sustain annual production in the range of 100,000 to 110,000 ounces of gold (not including contributions to gold production from identified higher-grade areas of Suruca, which is a gold-only ore body) and 150 to 160 million pounds of copper until at least 2034. Further project details are expected to be available in mid-2019 with the completion of Yamana’s feasibility study and a development decision for Phase 2 is expected to follow in 2020.

Houndé Mine, West Africa

A technical report was prepared for Endeavour in accordance with NI 43-101 entitled “Houndé Gold Project – Burkina Faso – Feasibility Study NI-43-101 Technical Report” dated October 31, 2013 (the “Houndé Report”).

The following description of the Houndé Mine has been sourced, in part, from the Houndé Report and readers should consult the Houndé Report to obtain further particulars regarding the Houndé Mine. The Houndé Report is available for review under Endeavour’s profile on the SEDAR website located at www.sedar.com.

Information in this section that provides non-material updates to the information in the Houndé Report has been provided by Endeavour and/or has been sourced from their Annual Information Form dated March 29, 2018 for the year ended December 31, 2017 (“Endeavour AIF”) as filed by Endeavour on SEDAR.

Certain capitalized terms in this section not otherwise defined have the meanings ascribed to them in the Houndé Report. The updated Mineral Reserves and Mineral Resources information to December 31, 2018 has been sourced from Endeavour’s Management Discussion & Analysis for the year ended December 31, 2018 as filed by Endeavour on SEDAR on March 5, 2019.

Location

The Houndé Mine is located approximately 250 kilometres southwest of Ouagadougou, the capital city of Burkina Faso. It is approximately 2.7 kilometres from a paved highway and as close as 200 metres from a 225 kV power line that extends from Côte d'Ivoire through to Ouagadougou. The nearby town of Houndé has a population of approximately 22,000. A rail line that extends to the port of Abidjan, Côte d'Ivoire lies approximately 25 kilometres west of the deposit area.

Ownership

Endeavour, through its subsidiary, owns the 1,246.93 square kilometre Houndé mineral titles, situated in the south-western region of Burkina Faso. It is formed of eleven permits and two exploitation permits. The Houndé exploitation permit is held by Houndé Gold Operation SA (“HGO”) which is held 90% by Endeavour and 10% by the government of Burkina Faso. The Houndé exploitation permit was granted to HGO on February 5, 2015 covering 23.20 square kilometres and is valid until February 15, 2035 and may be renewed for consecutive five-year periods until deposits are depleted. The Bouéré Dohoun exploitation permit was granted to BD Gold Operation SA on January 23, 2017 covering 5.37 square kilometres and is valid until January 23, 2022. It may be renewed for consecutive five-year periods until deposits are depleted. BD Gold Operation SA has the same ownership as HGO. A royalty is owed to the government of Burkina Faso based on a 3% to 5% sliding scale linked to prevailing gold prices. The Company acquired a 2% NSR royalty on the Houndé Mine on January 17, 2018. The Company’s 2% NSR does not cover the Dohoun portion of the Houndé Mine.

History

Mineral exploration in the Houndé area began in 1939 by the Bureau de Recherches Géologiques et Minières and Bureau des Mines et de la Géologie du Burkina Faso and continued by various companies until 1982. Exploration resumed in the 1990's by a number of companies that conducted regional geochemical surveys, which were then followed up by more detailed geochemistry, prospecting, mapping and RAB to RC drilling. Several gold targets were identified during this work.

As a result of Endeavour's acquisition of all of the shares of Avion Gold Corporation on October 18, 2012, Endeavour acquired Houndé.

Geology

The Vindaloo zones are hosted by Proterozoic-age, Birimian Group, intensely sericite- and silica-altered mafic intrusions, similarly-altered, strongly foliated and altered intermediate to mafic volcaniclastics and occasionally sediments. The mineralization is often quartz stockwork-style and is weakly to moderately pyritic. The Vindaloo trend has been drill tested for a distance of approximately 7.7 kilometres along strike and up to 350 metres depth. The intrusion-hosted zones range up to 70 metres in true thickness and average close to 20 metres true thickness along a 1.2 kilometre section of the zone called Vindaloo Main. Volcanic and sediment-hosted zones are generally less than 5 metres wide. The entire mineralized package strikes north-northeast and dips steeply to the west to vertical. The mineralization remains open both along strike and to depth.

Exploration/Drilling

Endeavour initiated an in-fill drill program, which consisted of 358 holes (40,534 metres), over the Vindaloo and Madras NW zones in late October 2012, with the goal to upgrade the mineral resources. Including this drill program, 751 core and RC holes (103,677 metres) along the trend of the Vindaloo and Madras NW zones had been completed by Endeavour (or predecessor companies) by 2013. All of this data was incorporated into section sets, interpreted and used in the updated mineral resource estimate. This new resource estimate was used as the basis for the Houndé Report to assess the economic viability of the project. The Houndé Report was finalized on October 2013 with a positive conclusion concerning a development decision for the project given the favorable economics.

Subsequent to the completion of the Houndé Report, an extensive drill program was undertaken between June and November 2014. The program included 57,978 metres of drilling, comprised of 110 DD holes (22,780 metres) and 358 RC holes (35,198 metres). The drill program successfully completed a number of objectives, including:

●	testing the extents of the Vindaloo Main mineralization at depth and on strike;
●	converting Inferred Mineral Resources to the Indicated category along the Vindaloo trend;
●	testing mineralization at Bouéré, located 12 kilometres west of the Houndé process plant site; and
●	testing mineralization at Dohoun, located approximately 14 kilometres northwest of the Houndé process plant site.

No exploration or additional drilling was completed in 2015-2016. In 2017, following a two-year period of no exploration, Endeavour completed a $5.0 million drilling program totaling approximately 69,700 metres and 805 holes. The 2017 exploration leveraged the 2016 data analysis, structural geology and ground geophysical analytical work. The focus was aimed at delineating high-grade targets at Bouéré and Kari Pump, and to perform reconnaissance drilling. The 2017 campaign yielded positive results with the discovery of high-grade intercepts at both the Kari Pump target and the Sia/Sianikoui targets.

The 2018 exploration program by Endeavour amounted to $14.0 million, totaling approximately 165,700 metres of drilling, focused mainly on the Kari gold-in-soil anomaly which covers a six-kilometre long by 2.5 kilometre wide area, resulting in:

●	the identification of a maiden Indicated Resource at the Kari Pump target totaling 11.3 million tonnes at 2.71 grams per tonne gold containing 987,000 ounces, as announced by Endeavour in their press release dated November 15, 2018 and filed on SEDAR. The maiden resource covers an area 1.3 kilometres long by 0.8 kilometres wide and remains open in various directions. The mineralization is amenable to open pit mining and 45% of the Indicated Resource is located within the oxide and transition zones, compared to most of the Houndé Indicated Resource located in fresh zones;

●	the Kari Centre discovery, which extends 1.2 kilometres along strike and across a width of over 200 metres and remains open in various directions; and

●	the Kari West discovery which extends at least one kilometre along strike and across a width of 500 metres and remains open in various directions.

Endeavour has announced that, in 2019, Houndé will continue to be the priority exploration focus for Endeavour with a budget of up to $17.0 million totaling approximately 195,000 metres of drilling with the aim of delineating additional resources at Kari Pump, delineating a maiden resource at the Kari Centre and Kari West targets, and testing other targets such as Sia/Sianikoui, Grant Espoir and high-grade plunges at the Vindaloo deposit.

Sampling and Data Verification

Endeavour's drilling in conjunction with previous drilling supported the creation of an updated, in-pit mineral resources statement.

Endeavour reported that overall, the sample control data has performed well and indicates the sample assay data to be of a high standard and appropriate for the reporting of exploration results and use in mineral resource estimation.

Updated Mineral Resource and Mineral Reserve Estimates to December 31, 2018

On March 5, 2019, Endeavour released their Management Discussion & Analysis for the year ended December 31, 2018 which contains their updated Mineral Reserve and Mineral Resource estimates to December 31, 2018 for the Houndé Mine.

The following tables set forth the estimated updated Mineral Reserves and Mineral Resources for the Houndé Mine (on a 100% basis) as of December 31, 2018:

Classification	Tonnes (000)	Gold Grade (grams per tonne)	Contained Gold Ounces (000)
RESERVES
Proven	3,500	1.53	174
Probable	24,000	2.03	1,566
TOTAL RESERVES (Proven + Probable)	27,500	1.97	1,740

RESOURCES
Measured	3,600	1.56	180
Indicated	41,200	2.23	2,954
TOTAL RESOURCES (Measured + Indicated)	44,700	2.18	3,134

INFERRED	3,200	2.64	268

(1)	All Mineral Resources and Mineral Reserves conform to NI 43-101 and CIM definitions for Mineral Resources and Mineral Reserves.
(2)	The gold price considered for Mineral Reserves was $1,250 per ounce and for Mineral Resources was $1,500 per ounce.
(3)	Cut-off grades for all resources open pits are 0.5 grams per tonne gold.
(4)	Tonnages are rounded to the nearest 1,000 tonnes; gold grades are rounded to two decimal places; ounces are rounded to the nearest 1,000 ounces. Rounding may result in apparent summation differences between tonnes, grade and contained metal. Tonnes and grade measurements are in metric units; contained gold is in troy ounces.
(5)	Does not include Kari Pump Indicated Mineral Resources discussed above.
(6)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(7)	All Mineral Resources are reported inclusive of Mineral Reserves.
(8)	Keith Laskowski, MSc., Vice-President Technical Services for Sandstorm Gold, and a QP under NI 43-101, has reviewed and approved the scientific and technical disclosure regarding the Houndé Mine contained in this AIF.

Bouéré Resource Modeling

The Bouéré resource model was developed in Geovia Surpac 3D-modeling software using all the available geology information from 39 DD holes totaling 6,778 metres, and 32 RC drill holes totaling 5,532 metres completed between 2010 and 2017. The geological model and assay data guided the mineralization model. A total of 11 mineralized domains were interpreted and modeled into 3D wireframes within Geovia Surpac modeling software. The mineralized zones have an average strike of 80 degrees azimuth dipping steeply to the north. The drill holes gold assays were composited to 1.0 metre intervals within the mineralized wireframes and capped from 10 to 30 grams per tonne gold. Spatial analysis of the gold mineralization using variograms indicated a reasonable continuity of the grades along strike and down dip of the mineralised zones.

Gold grades were interpolated using inverse distance cubed constrained by the mineralized domains. Specific gravity density values vary on weathering material type from 1.9 for laterite, 1.8 for saprolite, 2.3 for the transition zone and 2.74 for fresh rock. The mineral resource was modelled using a 3D block model built in Geovia Surpac. Measures were conducted to validate the accuracy of the estimate, including comparing results from the inverse distance to ordinary kriging, swath plots comparison and visual review on sections. The mineral resource is reported at 0.50 grams per tonne gold, within Whittle optimised pit shell based on a gold price of $1,500 per ounce.

Dohoun Resource Modeling

The Dohoun resource model was developed in Geovia Surpac 3D#modeling software using all the available geology information from 17 DD holes totaling 3,021 metres, and 178 RC drill holes totaling 16,630 metres completed between 2009 and 2014. The geological model and assay data guided the mineralization model. A total of 15 mineralized domains were interpreted and modeled into 3D wireframes within Geovia Surpac modeling software. The mineralized zones have an average strike of 34 degrees azimuth dipping moderately to the northwest. The drill holes gold assays were composited to 1.0 metre intervals within the mineralized wireframes and capped from 10 to 20 grams per tonne gold. Spatial analysis of the gold mineralization using variograms indicated a reasonable continuity of the grades along strike and down dip of the mineralised zones.

Gold grades were interpolated using inverse distance cubed constrained by the mineralized domains. Specific gravity density values vary on weathering material type from 1.9 for laterite, 1.8 for saprolite, 2.3 for the transition zone and 2.74 for fresh rock. The mineral resource was modelled using a 3D block model built in Geovia Surpac. Measures were conducted to validate the accuracy of the estimate, including comparing results from the inverse distance to ordinary kriging, swath plots comparison and visual review on sections. The mineral resource is reported at 0.50 grams per tonne gold, within Whittle optimised pit shell based on a gold price of $1,500 per ounce.

Mining

The mining method at the Houndé Mine is conventional open pit mining including drilling, blasting, loading and hauling. Load and haul activities are owner operated. Contract service providers, SFTP Mining and African Explosive Limited ("AEL"), carry out drilling and blasting activities. Ore was mined from the Vindaloo Main Pit Stage 1 ore body after pre-stripping to feed the process plant in 2017.

The capacity of the mining fleet owned by HGO and other service providers meets the earthmoving requirements of the mining schedule as per the LOM. The in-pit material excavation is conducted by three Komatsu PC 2000-8R and two Komatsu PC 1250-8R excavators. Material haulage is done by twenty-one Komatsu HD785-7 rear dump trucks. Ore mined is hauled to the ROM pad and near ROM pad stockpiles. Waste mined from the pit is hauled to the waste dumps and other projects requiring waste material for construction (i.e. tailing storage facility, Haul Road etc.).

The ore control strategy targeting delineation of ore and waste uses RC holes piercing multiple benches. The geological and assay information, obtained from 32 metre deep inclined holes are sampled and assayed every 1 metre to generate wireframes from sectional interpretation, for grade control block modelling and ore outlines generation. The ore outlines are then used by geologists and surveyors for final ore/waste discrimination and in-pit mark-up.

Production drilling and blasting is performed on 5 metre and 10 metre bench heights, depending on geological and geotechnical settings of a given deposit, with blasted material excavated in discrete 2.5 metre high flitches.

The AEL Plant on site (scheduled to be completed end of February 2018) consists of an ammonium nitrate mixing shed for the manufacturing of bulk explosives and four 30 tons capacity iso-tank containers for storage. There is also a magazine on site for storing explosives. The supply of detonators, boosters, bulk explosives, initiating systems and other explosives material into the magazines for storage is the responsibility of the blasting contractor, AEL.

Waste rock dumps associated with mining operations are constructed to meet the stipulated guidelines of the Burkina Faso Mining and Explosive and Environmental Regulations. All areas earmarked for waste dumps are sterilized before dumping commences.

The initial reserves support a mine life of ten years. The primary objective of the LOM production schedule has been to maximize the early cash flow from the operation by bringing revenue forward as much as possible. This objective has been achieved within the following constraints:

●	ensuring continuous ore supply to the processing plant for 3 million tonnes per annum throughput rate;

●	keeping the vertical mining advance rates generally within 10 metres (4 flitches) per month (except at the start and end of the pit stages depending on the bench quantities);

●	avoiding congestion on benches and ramps by providing alternative running boards and ramps where necessary;

●	maintaining a supply of approximately six weeks of mill feed on the ROM stockpile at a reasonable grade; and

●	maintaining constant working strip ratios, and consequently smooth mining rates, for extended periods as much as possible.

Metallurgy and Process Plant

The processing plant consists of a 3.0 million tonne per year CIL plant with SABC milling circuit to produce an 80% passing 90 micron grind size. Ground fresh ore is fed to continuous centrifugal gravity concentrators to recover free and occluded gold in heavy particles (pyrite) to a low mass gravity concentrate. This gravity concentrate is processed through an intensive Cyanide leach reactor followed by electrowinning to recover the gold. CIL feed is thickened and fed to a standard CIL circuit, with leach tails passing into a cyanide destruction process before being pumped to storage. Average production of 191,000 ounces per year over a period of 10 years is anticipated with an average of 210,000 ounces over the first eight years.

The plant was successfully commissioned during October 2017, and a throughput of 813,000 tonnes was achieved by year end. Metallurgical recovery was 95.2% from a head grade of approximately 2.7 grams per tonne.

Infrastructure

The tailings storage facility is located adjacent to the Vindaloo pit and processing facility and forms part of the project methodology and capital estimate. Decant fluids, though, are not suitable for release to the environment and will be pumped back to the plant. An impact assessment, including a dam break scenario, indicates a high consequence in the event of a wall failure and the tailings embankments were designed to reduce this risk. Closure will require covering the surface with 0.5 metres of broken rock.

Power for the processing plant will come from a 38 kilometre long, 90kv overhead power line. A power supply agreement has been entered into with Sonabel, the state power company. A Caterpillar high speed diesel back-up power station has been installed to provide 100% redundancy.

Operations staff includes approximately 500 people, not including catering and cleaning staff and miscellaneous contractors with 41 international and African expats and 430 Burkinabe employees. A camp to house 300 senior staff was built in 2017 with the remaining employees living in the nearby communities.

Environmental and Social

An Environmental and Social Management Plan was developed prior to the construction and operations phases. Environmental protection and monitoring activities have been carried out as per our commitment in the ESIA, with a focus on water quality, air quality, noise, vibration and air blast monitoring, bush clearing, top soil management and tree planting during the wet season.

HGO has improved its wastes management through workforce education to give second life to recyclable wastes. Preventive activities such as inspections, safety meetings, hazardous material inventory, training and procedures development were key activities. A small number of grievances from Houndé's communities were reported but solved in a timely and proactive manner with the CSR and Health, Safety and Environment ("HSE") teams. HGO has set up a legal compliance review system to ensure both the national regluations and best practices are respected.

Apart from the internal inspections, external inspections were also conducted by Governmental control agencies (BUNEE, BUMIGEB, ANRS). The International Cyanide Management Code ("ICMC") compliance auditing was completed and an action plan was developed to comply with all ICMC requirements. An ESIA was also conducted for airstrip and Boere-Dohoun road projects. The project will require the acquisition of 2,096 hectares of land. Several major land owners own the bulk of the land; however, numerous subsistence farmers rent portions of the land from the land owners. Compensation mechanisms for the land, buildings, trees and crops are part of the ongoing permitting process. Typical concerns, as a result of the project development include changes to quality of life, loss of livelihood, environmental degradation, potential for jobs, potential health issues and increase in traffic.

Production and Development

Construction was completed ahead of schedule and $15.0 million below the initial capital budget of $328.0 million. As construction was tracking ahead of schedule and below budget, Endeavour decided to spend approximately $21.0 million in addition to the initially planned works (mainly for a 26Mw back-up power station and fuel farm and to build Cell 2 of the tailings storage facility), bringing the total investment to $334.0 million. Of the initial total project spend of $334.0 million, $10.0 million (related mainly to billing timing and the second tailings storage facility) is expected to be spent in 2018.

Houndé achieved first gold pour on October 18, 2017 and nameplate capacity was achieved within weeks following the introduction of ore, by the end of October 2017. Following the rapid ramp-up period, commercial production was declared on November 1, 2017 more than two months ahead of schedule. Mining and processing of transition/fresh ore began in the latter portion of Q4-2017. Mining activities were expected to continue to ramp-up to achieve a mining rate of 40 million tonnes per annum, up from 18 million tonnes per annum in 2017.

In 2018, Houndé produced 277,000 ounces at an all-in sustaining cost of $564 per ounce. Houndé is expected to produce between 230,000 to 250,000 ounces in 2019 at an all-in sustaining cost of $720 - $790 per ounce. Mining is expected to continue in the Vindaloo deposit, while ore extraction at the Bouéré deposit is expected to start in late Q1 of 2019. The strip ratio is expected to increase in 2019, due to both the mine plan sequence and to the carry-over of stripping delayed from 2018. Throughput is expected to remain above nameplate capacity while the ore blend is expected to shift from the current mix of approximately 30% oxide ore and 70% transitional/fresh ore feed to mainly fresh ore by year-end, resulting in higher operating costs. Despite the expected higher grades mined, the average processing grade is expected to decline due to the use of lower-grade stockpiles. This marks a change compared to the previous mine plan due to Endeavour’s strategic focus on maximizing free cash flow generation and reducing working capital. Sustaining costs are expected to total approximately $35.0 million, mainly due to the increased strip ratio, a planned raise in the tailings storage facility and the purchase of components for fleet maintenance. Approximately $7.0 million of non-sustaining expenditure is planned for 2019, mainly for the Bouéré pre-stripping, the haul road, and resettlement.

Hod Maden Project, Turkey

A technical report was prepared for Sandstorm Gold in accordance with NI 43-101 entitled “Hod Maden Project Pre-Feasibility Study NI 43-101 Technical Report” dated May 31, 2018 (the “Hod Maden Report”).

The following description of the Hod Maden Project has been sourced from the Hod Maden Report and readers should consult the Hod Maden Report to obtain further particulars regarding the Hod Maden Project. The Hod Maden Report is available for review under the Company’s profile on the SEDAR website located at www.sedar.com.

Certain capitalized terms in this section not otherwise defined have the meanings ascribed to them in the Hod Maden Report.

Project Description, Location and Access

The Hod Maden property is situated within the Eastern Pontides tectonic belt, which coincides with the 500 kilometre long and 50 to 75 kilometre wide mountain chain extending along the south-eastern Black Sea coastline. The Hod Maden Project is located approximately 20 kilometres south of Artvin and 130 kilometres northeast of Erzurum in north-eastern Turkey near the border with Georgia. The project infrastructure currently comprises an exploration camp with no mining commenced at the site.

The North-South striking Hod Maden deposit is transected by the (locally) East-West trending Maden Creek Valley, with the valley populated by scattered neighborhoods of residential dwellings. The village of Yukarimaden sits near the deposit, while the village of Aşağımaden sits approximately two kilometres downstream. The total population of the Yukarimaden village is determined as 117 persons (according to Turkish Statistical Institute records) and the village is composed of clustered neighbourhoods in different regions. These neighbourhoods are located in the vicinity of the Hod Maden Project. The population of the region is generally living in the Artvin area or in other provinces and returning to the villages as summer residences. There are believed to be few year-round inhabitants.

The Hod Maden property is accessible from Artvin city (20 kilometres) or from Erzurum city (130 kilometres by road via Yusufeli). The highways from Artvin or Erzurum are asphalt up to the new main road junction along the new reservoir on the ҫoruh River. The road leading away from the reservoir to the working area and nearby Yukarimaden village is partly asphalt. Erzurum is the nearest city with an international and significant domestic airport (the alternative is Trabzon).

The project is well positioned to access infrastructure. Yukarimaden village lies within the Hod Maden property and has limited power, running water, and sewage treatment facilities. Two high-tension power lines stretch across hilltops above the project area. Two concentrate handling facilities and ports are situated on the Black Sea coast near the project. The closest is Hopa, approximately 120 kilometres by road from Yukarimaden. Hopa was built to handle copper concentrate from the nearby Murgul mine. The second is Rize, which handles concentrate from the Cayeli mine, approximately 200 kilometres from the Hod Maden Project.

The Hod Maden Project consists of Turkish Operating Licence 20050853 and Exploration Licences 201200321, 201201059 and 201201058 comprising a total land area of 7,394.25 hectares. These licences are all owned by Artmin Madencilik (“Artmin”) (formerly known as AMG Mineral Madencilik AS, “AMG”), a Turkish entity that is owned 70% by Lidya and 30% by Sandstorm Gold (through Mariana Resources). Teck previously retained a 2% NSR on the concessions, which Teck subsequently sold to a subsidiary of Sandstorm Gold in January 2016.

Mining activities in Turkey are regulated by the Mining Law No 3213 dated June 15, 1985 (amended in 2004 by Law 5177, 2010 by Law 5995, 2015 by Law 6592, 2017 by Law 7020 and 2017 by Law 7061) (the “Mining Law”), together with the Mining Regulation dated September 21, 2017 (the “Mining Regulation”) and the Mining Waste Directive dated July 15, 2015.

The Ministry of Energy and Natural Resources (“MENR”) is responsible for overseeing the mining industry. The General Directorate of Mining Affairs, a department of MENR, grants licences and regulates mining activity. The Mining Law requires mining licences to be given according to certain mineral groups, and the licensing procedure for each class is slightly different. A licence received for a specific group may not provide a right to its holder for other groups. However, the Mining Law allows for multiple licences involving different categories of minerals in the same area. The area over which a licence can be granted is limited, up to a maximum of 2,000 hectares. There are three types of licences granted for prospecting and operating mines under Turkish law: an exploration licence (enables the holder to carry out exploration activities in a specific area), an operating licence (enables the holder to carry out operational activities), and an operating permit (enables the holder to operate a mine).

Licences are subject to an application fee and an annual licence fee as per amendments in 2015 by Law 6592 (70% is from licence value and 30% is from environment-friendly guarantee) to be determined under Mining Law. Royalties ranging on a sliding scale from 2% to 16% dependant on a mineral’s selling price are payable to the Turkish government annually. The amount of the royalty is increased by 30% for mining activities in the areas that are under the ownership of the State (including forestry areas).

Licence holders can obtain a royalty discount of 50% for certain types of mineral if the minerals are processed at the licence holders’ plant within Turkey or if production is carried out by an underground operating method which is expected to be the case at Hod Maden. There is also potential to receive incentives from the central government, however the form and value of such will only become apparent once the Project gets closer to development.

The Mining Regulation also introduced the concept of an “environment-friendly guarantee”, which is an annual guarantee payment which becomes payable when the operating licence is issued. It is understood that 30% of the licence value (environment-friendly guarantee) will be returned at closure, which in practice will partially reimburse the cost of closure.

The basic corporate income tax rate levied on business profits is 20%, while dividends are subject to 15%. There is no restriction on repatriation of profits and no import duty for new mining and processing equipment. There are no prescriptive requirements in respect of the financial capacity of investors, but the licensing and monitoring regime outlined above aims to ensure continued investment as a requisite to maintaining the necessary licences.

The operating licence has annual fees and the exploration licences require minimum expenditures until the end of 2019, as listed below in order to keep the licences active:

Operating License Fees for 2018

Payments (2018)	Operation Licence (20050853)
Licence Value (according to Mining Law)	50,193.00 Turkish Lira
Forestry Land Permit Fee (Road)	9,481.79 Turkish Lira
Forestry Land Permit Fee (30 drill sites)	49,875.76 Turkish Lira
Forestry Land Permit Fee (30 drill sites)	63,242.36 Turkish Lira
Forestry Land Permit Fee (28 drill sites)	59,965.79 Turkish Lira
Forestry Land Permit Fee (52 drill sites)	49,011.49 Turkish Lira

Minimum Expenditures

Exploration Licence No.	Licence Value (2018)	Minimum Exploration Expenditure Requirements until 2019
201200321	5,018.00 Turkish Lira	343,410.00 Turkish Lira
201201058	5,018.00 Turkish Lira	343,410.00 Turkish Lira (up to July 2019)
201201059	5,018.00 Turkish Lira	343,410.00 Turkish Lira (up to July 2019)
Total:	15,054.00 Turkish Lira	1,030,230.00 Turkish Lira

History

The Hod Maden Project (“maden” means mine in Turkish, “hod” is a local plant name in Georgian), is located in an important copper mining district. The project was formerly known as “Hot Maden”, but the name has recently been changed to Hod Maden to reflect the true historical name of the area.

South of the provincial capital, Artvin, lies the volcanogenic Murgul copper mine and mill complex. The high-grade Cerratepe VMS deposit, also near Artvin city, was found in recent years by Cominco. Cominco’s discovery team included Firuz Alizade who currently directs Lidya’s exploration at Hod Maden.

Mining at the Hod Maden Project may pre-date the rise of the Ottoman Empire (14th Century) and the keeping of historical records. The presence of slag overburden in holes HTD-04 and HTD-05 suggests pre-Russian mining at Hod Maden. The tailings from Russian processing facilities are located in the southern part of the Hod Maden Project area. In 1886, the Hod Maden property was in the territory of Russia and the operation of Hot Mines was given to a Mr. Simonides by the Russian government. Hot Mines, which are mostly in the southern part of the current concessions, were exploited by this group from 1888 to 1904 and historical records suggest that some 500 to 700 tons of copper per year were produced during this period. The mining method was underground narrow vein mining reported to have used an 8% copper cut-off grade, however these figures cannot be corroborated and cannot be relied upon. The mining operation was closed sometime between 1904 and 1911.

In 1913, the Hod Maden Project was acquired by the Russian Hot Company. Exploration, including drilling was carried out by this company, however the results are not available. The Hot Company started construction of a new metallurgical plant and access road following their exploration campaign. The Hot Company's activities ended in 1923, when the Russians were expelled, and the region returned to Turkey. Current residents of the local villages near Hod Maden recount stories that the Russians began, but did not complete, a tunnel in the direction of the Hod Maden discovery hole area.

The mine site was acquired by the Mineral Research & Exploration General Directorate (“MTA”) in 1942. During 1942 to 1943, limited geophysical field measurements, re-opening of the underground workings and sampling were carried by MTA. The analysis from 109 samples taken from mostly narrow-vein occurrences returned an average grade of 2.57% copper. These values are of historic interest only and, following this work, new development was proposed but not immediately carried out.

The following is a chronology of ownership and events at the Hod Maden Project since 1943:

Mineral Research & Exploration Directorate

▪	1946 – Report issued by MTA on the geology of the Hod Maden property; additional geophysics and drilling recommended in the area of the old Russian mining in the southern part of the 8+ kilometre long anomaly.

▪	1966 – A report, Hot Artvin lead-zinc-copper mineralization, authored by Dr.R.Ovalıoğlu of MTA was published.
▪	1970 – A report, Geology around Belizor Meydan (Hot) Districts, authored by Mehmet Doyuran of MTA was published.
▪	1974 – It appears that MTA permitted ETI Bank to complete some exploration drilling in the south area of the Hod Maden prospect in the area of the rhyolite breccia (results not known); on basis of IP and Turam geophysics, drilling was proposed in the northern part of Hod Maden (Lidya drilled this in 2014).
▪	1976 – The Geological Report of Pyritic Copper-Zinc-Lead Mineralization authored by Satir and Ererenn of MTA was published that included IP and Turam geophysical work.

Anglo-Tur

▪	1991 – The tenements were acquired by Anglo-Tur (a subsidiary of Anglo American Corporation Inc.).
▪	1992 – Anglo-Tur drilled six holes, but the results and location of drilling are unknown.

Teck Cominco

▪	Circa 2006 – Teck acquired concessions (Cominco reportedly held the property several times since the 1990’s) through government auction covering the old Hod Maden area which included the area drilled by Lidya in 2014.
▪	2010 - Artmin was invited by Teck to visit the property in 2010. On December 3, 2010, AMG made the first visits to Turkey on invitation from Teck.
▪	2011, July 7 – Turkish government (MIGEM) announced plans to auction 1,252 mining licences commencing January 9, 2012 and ending May 24, 2015.

Artmin

●	The Hod Maden concession was held by several groups after the early 1990’s with Teck (formerly Cominco) holding the property in 2011, when the Turkish government announced an auction for the Hot North concession, immediately north of the Hod Maden concession. From October to December of 2011, auction properties were ranked by AMG personnel ahead of upcoming auction.

●	AMG geologists visited the prospect for the first time in mid-January 2012 and chose to bid on Hot North, Ulutas, and Halilaga East properties. The auction was held on January 31, 2012, and AMG won the bid in the first round in accordance with Turkish mining law. Later in 2012, AMG’s parent company, Aegean Metals Group Inc. (“AGN” or “Aegean”) became a TSX-listed company. Aegean acquired a 100% interest in Teck’s three concessions (201200321, 201201058, 201201059) at Hod Maden in return for 1.55 million AGN shares and a minimum $US300k of exploration expenditures over three years (i.e by Aug 2015). Teck retained a 2% NSR on the concessions. This acquisition united four concessions totalling 7,394 hectares, forming the Hod Maden Project, and under the control of AGN.

●	In mid-January 2012, AMG personnel visited all three properties and collected surface samples. Initial samples taken returned maximum values of 4 grams per tonne gold in road cuts. No detailed sampling was carried out. The mineralization appears extensive with the best gold-copper-zinc values at the lowest elevation in the centre of an 8+ kilometre long, 300 metres wide, north-trending alteration zone.

●	AGN entered into option agreement with Lidya in June of 2014. Under the terms of the agreement, Lidya earned a 70% interest in Hod Maden property through exploration expenditures and cash payments. Mariana Resources merged with AGN in January 2015, and therefore held AGN’s former 30% interest in the jointly owned company.

●	Artmin, as a jointly owned company was formed in January 2016, upon the signing of the Shareholder Agreement between Mariana Resources and private Turkish company Lidya. Lidya and Mariana Resources hold 70% and 30% interests, respectively, in Artmin.

●	In July 2017, Sandstorm acquired Mariana Resources and its 30% interest in the Hod Maden Project.

Geological Setting, Mineralization and Deposit Types

Regional Geology

Turkey is located in the Alpine Orogenic Belt between the Eurasian Plate in the North, and Arabian and African Plates in the South. Four main east-west trending tectonic belts cross the country from north to south. These are the Pontides, Anatolides, Taurides and Border Folds, all of which are the result of ongoing continental collision, subduction and sedimentation during the Mesozoic era. The Hod Maden Project is located in the northern-most Pontide Belt, within the Eastern Pontides metallogenic belt, which coincides with the 500 kilometre long, and 50 to 75 kilometre wide mountain chain extending along the south-eastern Black Sea coastline. The property lies along an interpreted northeast trending suture zone within a late Cretaceous age, island arc volcano-sedimentary sequence. The suture separates a terrain containing dominantly volcanogenic massive sulfide-type deposits, located to the west including Cayeli, Murgul and Cerattepe; from a terrmain containing porphyry/intrusion-related and epithermal systems (Berta, Tac-Çorak, Ardala-Salinbas) within, and to the east of, the suture.

Project/Local Geology

The Hod Maden Project contains roughly north-south trending stratigraphy, however the general dip directions are quite variable. Three principal rock types are present on the property.

Mineralization is hosted within a broadly north-south striking volcanic-sedimentary sequence of mafic to locally dacitic composition, suspected to be of early to middle Cretaceous age. Lithologies mapped in the eastern part of the Hod Maden Project area principally include:

●	massive feldspar porphyritic and locally amygdaloidal units (likely comprising sub-volcanic intrusions or thick flows) of inferred andesitic composition;
●	occasional columnar jointed sills of more mafic composition;
●	locally quite voluminous coarse monomictic andesite porphyry clast breccias.

Forming a prominent swath in the central part of the sector is a series of well-stratified locally fine fragmental quartz-bearing volcanic sediments (epiclastics) and variably reworked tuffs, some components of which are weakly calcareous. Litho-types include volcanic siltstones, sandstones and fine to coarse-grained immature crystal-rich pebble-cobble clast-bearing volcanic tuff-wackes. Thin blue-grey limestone horizons are locally present. This bedded sequence persists into the north-eastern part of the Project area, giving way up-dip to an assemblage of well-stratified purple-grey and greenish hued andesitic volcanic units forming the western edge of a more extensive, possibly younger domain to the east of the sector, and which could be of a more sub-aerial nature.

The south-eastern part of the Hod Maden Project area is underlain by a series of thick-bedded to massive feldspar porphyritic units and coarse breccias of andesitic composition. Their precise age relationship with the more conspicuously bedded sub-aerial andesitic domain exposed to the northeast of the sector is unclear. They could be related or alternatively comprise a distinct litho-stratigraphic unit.

Forming a prominent feature in the southern part of the mapped area is a locally coarse quartz-phyric to commonly more aphanitic, in-part spherulitic and strongly flow-banded felsic dome of dacitic to rhyodacitic composition with locally very well-developed auto-breccia facies. Where unaltered, the felsic dome presents a greenish chloritic nature. Precise age relations with adjacent volcanic stratigraphy are poorly constrained, though the dome likely intrudes the bedded dacitic volcaniclastics and more massive andesitic litho-types to the west. Contacts with the massive to thick bedded andesite to the southeast could also be in-part intrusive, suggesting that if this andesitic domain is younger than the well-bedded volcanic sedimentary sequence to the west, then the dome may be younger still.

Cutting the felsic flow-dome are a series of north to northwest striking fine-grained to coarsely feldspar and hornblende porphyritic andesite dykes, and more interestingly, sparse feldspar-quartz porphyry dykes. Both are overprinted by mineralization, with the feldspar-quartz porphyry dykes providing some evidence for a related underlying porphyritic intrusion. However, more obvious discordant coarse-grained or porphyritic intrusive phases, either as dykes or stocks, are uncommon in the area.

Locally preserved in areas of strong pyritisation are small, crudely horizontally bedded remnants of ferricrete, locally “perched” at elevations well above present valley bottoms, attesting perhaps to rapid Neogene uplift and erosion in the region.

Mineralization

The Hod Maden Project lies on the eastern margin of an extensive domain of Cretaceous age arc-related volcanic stratigraphy reportedly of similar age to the volcanic domain extensively exposed further north in the Artvin district and northwest towards the Black Sea coast; which hosts several volcanogenic massive sulphide type deposits such as Cayeli. Hod Maden is structurally complex. A vast array of faults including both low-angle and steeply dipping structures have been identified. Some faults control distribution of mineralization and broader hydrothermal alteration.

Gold-copper mineralization is broadly associated with a locally argillic/phyllic hydrothermal alteration corridor which incorporates the sub-vertical, north-northeast Hod Maden Fault Zone (the “Hod Maden Fault Zone”) and extends for more than sevenkilometres with a wideth of up to 300 metres. Mineralization occurs in andesitic breccias and dacitic tuffaceous sediments as quartz-sulphide (pyrite-chalcopyrite) +/- hematite / jasper breccias and locally massive sulphides, pyrite-chalcopyrite. Zinc and lead minerals occur in the zonation away from the main gold and copper sulphide minerals.

Geological data indicates that mineralization is most likely a polymetallic sub-volcanic hydrothermal deposit, with the key mineralization formed between the epithermal and porphyry zones. This is similar to a high-sulphidation epithermal rather than a VMS deposit like the nearby Cayeli.

The Hod Maden deposit is divided into a northern Main Zone and the contiguous South Zone, with a third area of mineralization located 500 metres further to the south at the Russian Mining area.

Main Zone: At least two styles of high-grade gold-copper mineralization are evident at the Main Zone at Hod Maden:

(i)	the predominant multiphase quartz-sulfide (pyrite-chalcopyrite) +/- hematite/jasper breccia bodies; and

(ii)	semi-massive to massive sulfides (pyrite-chalcopyrite).

Small scale mining of narrow, high-grade polymetallic veins was also undertaken in the southern portion of the Hod Maden property by Russian mining interests prior to 1923. Ancient slags have also been intersected in alluvial material overlying the Main Zone.

Recent drilling suggests that the two mineralization styles are related to different mineralising events, with the semi to massive sulfide mineralization representing an earlier mineralization event and the multiphase breccia a later epigenetic (perhaps deep epithermal?) event. The Main Zone deposit is sub-vertical in nature, and currently has dimensions of around 400 metres in length (N-S), 50 - 70 metres true thickness, and a down-dip extension of greater than 300 metres. Overall, the highest grade gold-copper mineralization (typically greater than 15 grams per tonne gold but locally greater than 100 grams per tonne gold, and +2% copper) at Hod Maden lies along the eastern margin of the Main Zone: this domain of very high-grade mineralization is typically +15 metres thick (true width), is remarkably continuous in both the vertical and from section to section, and currently contains about 62% of the in-situ metal content of the Hod Maden deposit. All mineralization intersected to date at Hod Maden Main Zone is sulfide; no oxide (and only limited supergene enrichment - minor replacement of chalcopyrite by chalcocite - occurs near surface), which is interpreted to be a direct result of the high erosion rates experienced in rugged terrains.

Hydrothermal alteration associated with the gold-copper mineralization at Main Zone is dominated by chlorite, with the flanking wallrocks typically displaying argillic and phyllic alteration assemblages. At vertical depths of 450 metres or more below surface, late-stage anhydrite brecciation of the multiphase gold-copper breccias is common and results in the dilution of pre-existing gold-copper grades. Both the form and source of this anhydrite is unclear, with the main possibilities being that it represents a “cap” to a deep, yet undiscovered intrusive phase, or may simply be due to fluids circulating within the Hod Maden Fault Zone. Deep drilling will be required to better understand the nature and distribution of this anhydrite.

From a geochemical perspective, the Hod Maden gold-copper mineralization contains only minor concentrations of silver and trace concentrations of deleterious elements such as arsenic, antimony, bismuth, and mercury. These characteristics will play an important role in future development studies, as metallurgical studies completed to date have shown the amenability of Hod Maden ores to produce high quality flotation concentrates.

The South Zone is hosted dominantly in dacitic volcanic rocks and breccias, and consists of network quartz veins, veinlets, and breccia. Pyrite is the dominant sulfide phase, with relatively minor chalcopyrite. In contrast to the Main Zone, where chlorite is the dominant alteration mineral phase associated with gold-copper mineralization, sericite dominates in the South Zone. Both hematite and jasper also occur but in significantly lower abundances within the South Zone. Exploration drilling will continue to evaluate the resource potential in the South Zone and will progressively move southwards towards the area of the pre-1923 Russian mining activity. Stratabound and disseminated style zinc-lead (sphalerite-galena) mineralization also flanks the known gold-copper mineralization to the east and locally to the west. It is not currently known whether this style of mineralization represents a separate mineralization event or whether it forms part of a distal metal zonation to the gold-copper system.

The Russian Zone: Very little is known about the style of mineralization mined from the pre-1923 Russian mining area, located approximately 500 metres to the south of the Southern Deposit, as most of the original adits and mine accesses have now collapsed. However, historic MTA records suggest that mining was small scale and focused on narrow, high copper grade polymetallic (copper-gold-lead-zinc-silver) veins. It is perhaps also worth noting that, topographically, the pre-1923 Russian mine area lies approximately 300 metres vertically above the Main Zone deposit, which suggests that deeper drilling may be required to reach possible Main Zone analogues.

Deposit Types

The Hod Maden Project area is prospective for several deposit types. The Hod Maden properties are located in the Eastern Pontides metallogenic province, a tectonic belt comprising part of a volcanic island-arc system. The province is of Jurassic through Miocene age and hosts a great number of base metal deposits. The province extends over an area of more than 500 kilometres east-west and 50 kilometres to 75 kilometres north-south and consists of a 2,000 metres to 3,000 metres thick sequence of volcanic rocks with minor intercalations and lenses of marine sediments which are divided into three stratigraphic cycles. The ratio of economically important base metal deposits changes along the general strike of the province from east (copper>>lead+zinc) to west (lead+zinc>>copper).

Approximately 40 kilometres to the northwest of the Hod Maden Project, the Murgul copper-(lead-zinc) deposit is one of Turkey’s largest copper producers. Genetically, Murgul is assigned to a sub-volcanic-hydrothermal formation related to island-arc volcanism. It has been interpreted as a transitional type tending to porphyry copper deposit style (Murgul type). By comparison, the deposits of the Lahanos and Madenköy, 170 kilometres west of the Hod Maden Project, in the western part of the metallogenic province are assigned to the Kuroko-type. Closer to the project, several deposits have also been documented to be of volcanogenic massive sulphide type (VMS) including Cayeli, an operating mine and Cerattepe, a potentially viable operation. Just 25 kilometres to the north of the Hod Maden Project lies the Ardala-Salinbas prospect, which is an intrusion related system with the mineralization hosted in limestones that stratigraphically overlie the Hod Maden volcano-sedimentary package.

The current view of Mariana Resources/Lidya in relation to the genetic model for Hod Maden favours a sub-volcanic hydrothermal model with the bulk of the breccia style mineralization formed between the epithermal and porphyry levels. This is similar to the high-sulphidation epithermal type although lacking significant concentrations of enargite and silver.

Exploration

Geophysical exploration commenced in the early 1970’s with induced polarisation and electromagnetic surveys undertaken, which led to the drilling of three holes into the highly prospective southern part of the Hod Maden property in 1974.

Drilling prior to 2014 has not been used in the Mineral Resource estimation; however it has been used to inform the wider geological picture.

Detailed surface mapping and sampling at 1:25000 scale was completed in 2013, over an area of four square kilometres covering the south and central mineralised hydrothermally altered zone. From this work the genetic model of mineralization progressed from VMS-like to epithermal-like.

In 2014 a soil geochemistry survey, with a focus was on the central zone, was completed. This included a number of rock samples.

In 2015, Enerson Engineering and Geophysical Explorations Company carried out a gravity survey on the operating licence area. The purpose of the study was to delineate the border of buried mineralized rocks thought to have higher density than surrounding barren country rock. In this survey, gravity observations were made by using Scintrex CG-5 Autograv. Gravity observations were conducted at 267 stations. Stations were spaced 20 metres apart along eight profiles. The maps were plotted in accordance with ED1950 UTM Datum Zone 37 except where stated otherwise. No other geophysical methods have been utilised.

Drilling

All drilling prior to 2014 was not used in the Mineral Resource estimation and is not detailed within the Hod Maden Report.

All drilling during the period 2014 to 2018 was carried out by an independent contractor Geoteknik Drilling company. The initial drilling used a new track mounted wireline Hanjin D&B rig and a custom Turkish manufactured rig. The Turkish rig was swapped for another Hanjin D&B rig in June 2015.

All holes are either HQ or PQ in sized diamond drilling. A total of 190 holes were drilled including fifteen holes which were twinned due to problems with core recovery near the surface. The average length of the holes is 309 metres with a maximum length of 636 metres and minimum of 12 metres. The maximum vertical distance reached was approximately 570 metres below surface. Drilling is spaced on an approximate 45 metres x 30 metres grid, and most holes dip approximately 60°, either to the west or east.

Drillholes up to hole number HTD-007 were not down-hole surveyed. Holes HTD-008 to HTD-167A were down-hole surveyed using a Devico survey tool by Geoteknik. Surveys were taken whilst drilling and/or at the completion of drilling from bottom up or top down. The survey interval was 40 metres, starting at 10 metres below the collar. Drillholes were initially located using GPS or differential GPS. The final collar positions were located by a licenced surveyor. The drill core was collected and transported to the logging facilities where it was geologically logged, photographed and cut for sampling.

Sampling, Analysis and Data Verification

Since the commencement of drilling in 2014, Lidya has implemented QA/QC system utilising certified reference standards, blanks and field duplicate samples. The program included:

•	submission of one standard every 20th sample;
•	submission of two blanks in every assay batch; and
•	field duplicates every 40th sample.

All standards and blanks were certified and obtained from an independent third-party provider, Geostats Pty Ltd. Field duplicates consist of cutting the remaining half core into two with the core saw, resulting in a quarter core being submitted to the laboratory as the field duplicate and a quarter core being retained for reference.

Monitoring of standards, blanks and laboratory duplicates was undertaken by Lidya and Mariana Resources geologists. All blank values returned values of less than 0.1 grams per tonne gold. A small number of standards marginally fell outside the certified control limits, with the remaining standards in that batch passing. Most of the duplicate samples returned values within 10% of the original assay.

AMC considers the QA/QC results are satisfactory and the assay data is suitable for Mineral Resource estimation and reporting.

Two certified laboratories have been used for the primary sample analysis:

●	SGS Ankara received samples from June 14, 2014; and
●	ALS Chemex in Ankara received samples from April 28, 2015.

Drillhole samples were tested at ALS Chemex. Rock, soil and sediment samples were tested at SGS Ankara. Core samples were cut in half at site by the Artmin geology department and sent directly to the laboratory. Necessary grinding and other preparations were done at the related laboratory. Except for ALS Chemex and SGS Ankara, no other laboratory was used for sample preparation. The laboratory crushes and pulverising the sample to produce a 30 gram charge for fire assay for gold, in addition to a 33 element four acid digestion with ICP-AES analysis.

Normal security measures are undertaken throughout the sampling and shipping processes. Half core is placed in a numbered sample bag and the other half stored in the core box for reference. Collected samples are stored in an area of the camp at Yukarimaden that is separate from the rest of the camp facilities to minimize unnecessary traffic near the sample processing area. After the samples are placed in plastic bags and secured by ties, they are placed in sequence, inside a shelter constructed for that purpose. When sufficient samples are generated, they are placed in larger sacks that are labelled with the sample sequence they contain, and the sacks are then securely closed. Samples are then dispatched to SGS’s Ankara sample preparation laboratory. Currently the retained split core is stored on site at Yukarimaden.

Based on the results of the quality control, the Hod Maden Report considers the following:

●	the results from the blank assays indicate good equipment cleaning;
●	the laboratory has a low-grade bias for the two low grade gold standards (0.51 grams per tonne gold and 0.643 grams per tonne gold);
●	the copper, lead and zinc standard results appear to more variable than the gold standards; and
●	the drillhole sample assays are suitable for the estimation and reporting of the Mineral Resources under NI 43-101.

The SGS laboratory is accredited/certified to ISO 9001 and independent from Mariana Resources/Lidya and any relationship is commercial in nature.

Mineral Processing and Metallurgical Testing

SGS collected samples from 19 drillholes for metallurgical testing. The samples collected were all located within the main area. The samples were collected within the main lithological units containing the mineralization including the chlorite-andesite-breccia, andesite breccia, dacite breccia, massive sulphide and gypsum volcanosedimentary material. The Hod Maden Report concludes that the samples collected were appropriate to gain an understanding of the PFS level geometallurgy of the different rock types being mined and processed.

The Hod Maden deposit is characterised as relatively high sulphide (sulphide minerals represent about 25% of the material in the mineralised zones) epithermal veins where the gold and mineralization is associated with sulphides (pyrite, chalcopyrite and in the south zone some sphalerite) in brecciated veins set in a porphyritic andesite. Conventional ore processing techniques have been selected to be tested in the laboratory in order to understand the suitability of process selection and provide interpreted metallurgical data for subsequent metallurgical design.

The testing concept that has been applied was to understand ore breakage parameters to liberate economic minerals and assess the response of mineral processing concentration techniques to beneficiate the ore (froth flotation). There appears to be little gravity recoverable gold and the gold is essentially very fine in nature. As stated above, most gold is associated with sulphides. Gold that cannot be concentrated into a copper rich concentrate is quite refractory. Given social sensitivities, the use of cyanide in leaching or other processes has been discounted.

Key outcomes of the test work program and subsequent metallurgical interpretation include:

●	Ore types are moderately tough with an average unconfined compression strength (UCS) of 120 megapascals;
●	Ore types are moderate hardness with maximum Bond Ball Work indices of 16.7 kilowatt hours/tonne;
●	Gravity recovery to what is essentially a sulphidic concentrate has been found to average no better than 15%, and the concentrate realised was not upgradable to smelting feed;
●	Test work was conducted to investigate sequential flotation and bulk flotation followed by differential flotation. It was originally envisaged that a saleable pyrite concentrate could be produced from a copper concentrate tailing (or sequentially); however it was discovered that the gold grade in the pyrite itself is quite low, hence even with high sulphur content pyrite concentrates, the gold grades in such were quite low (i.e. the payability of gold in such and the NSR would be quite low after transport and treatment costs are applied; marketing opportunities also low);
●	Given these findings, focus was applied to maximising gold recovery to copper concentrate. It was found that the mill (to P80 106 microns) – bulk float – mill (to 38 microns) – bulk (scavenger) float, provided the highest net gold recovery to copper flotation feed, and once the bulk concentrate was reground to P80 30 microns that gold recovery could be maximised to a +20% Cu copper concentrate. Essentially the objectives in processing will be to capture the copper minerals, gold associated with copper minerals, fine gold liberated from pyrite and the pyrite containing higher concentrations of gold (essentially pyrite with gold on the surface of the crystals). Gold loss is essentially to the copper scavenger tailing, which can realise a high sulphur pyrite concentrate, however due to the questionable marketability of this material (the value as acid plant feed is similar to the transportation cost if sent to north-east Asia) if payable levels of gold concentration cannot be reached, a pyrite cleaning step has been excluded from the flow sheet at this stage. Interestingly, the gold in the copper concentrate can be considered free milling, whereas the gold in tailing refractory;

●	Although fine grinding maximises recovery, solid liquid separation of products is a challenge and will require larger equipment than would be benchmarked against a similar project. Given that the copper circuit tailing contains significant gold, it will be discharged into a conventional valley fill tailings storage facility for potential future exploitation. Low sulphide bulk flotation tailings will be used for paste backfill; hence a filtration application will be necessary. The fineness of the bulk tailing also causes high cement addition demand to reach target backfill strength;
●	Overall recovery is predicted at 77% for gold and 94% for copper to concentrate. There is potential to increase recovery (up to 93% for gold) by the application of a leach and recovery circuit to treat flotation tailings (which is subject to a deferred study/capital project).

Mineral Resource and Mineral Reserve Estimates

The following table sets forth the estimated Mineral Resources for the Hod Maden Project as of May 31, 2018. Only gold and copper are considered economic.

	Tonnes (000s)	Gold Equivalent (grams per tonne)	Gold Grade (grams per tonne)	Copper (%)	Silver Grade (grams per tonne)

Main Area
Measured	4,630	12.8	9.6	1.5	2.6
Indicated	4,507	14.0	9.8	2.0	5.1
Total Measured and Indicated:	9,137	13.4	9.7	1.8	3.9

South Area
Measured	0	0	0	0	0
Indicated	2,522	4.2	3.5	0.3	0.9
Total Measured and Indicated:	2,522	4.2	3.5	0.3	0.9

Total Main Area plus South Area
Measured	4,630	12.8	9.6	1.5	2.6
Indicated	7,029	10.5	7.6	1.4	3.6
Total Measured and Indicated:	11,659	11.4	8.4	1.5	3.2

Inferred
Main Area	447	3.7	1.6	1.0	1.6
South Area	416	3.6	3.0	0.3	0.7
Total Inferred:	864	3.7	2.3	0.7	1.2

(1)	All Mineral Resources conform to NI 43-101 and CIM definitions for Mineral Resources.
(2)	Mineral Resources are based on a cut-off grade of 2.0 grams per tonne gold equivalent.
(3)	Mineral Resources metal prices: $1,250 per ounce gold and $3.00 per pound copper.
(4)	Mineral Resources are total and inclusive of any Mineral Reserves.
(5)	Totals may not add up due to rounding.
(6)	No allowance has been made for any previous mining.
(7)	The gold equivalent formula is: AuEq = Au grams per tonne + [Cu % * (Metallurgical Recovery of Cu in % * Payable Cu in % * (Price of Cu in $/lb less realisation costs) less royalty * 22.046) / (Recovery of Au in % * Payable Au in % * (Price of Au in $ per gram less realisation costs) less royalty)].
(8)	The South Area is defined as being south of 4,542,025 mN.
(9)	Rodney Webster, M.AIG, Principal Geologist for AMC, a QP under NI 43-101, has reviewed and approved the Mineral Resources set forth above.

AMC has stated in the Hod Maden Report that they are not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other similar factors that could materially affect the stated Mineral Resource estimates set forth above.

The following table sets forth the estimated Mineral Reserves for the Hod Maden Project as of May 31, 2018.

Classification	Tonnes (000s)	Gold Grade (grams per tonne)	Copper (%)	Gold Equivalent (grams per tonne)	Contained Gold Ounces (000s)	Contained Copper (kt)
Proven	4,289	8.6	1.4	11.6	1,191	59
Probable	4,831	9.1	1.4	12.2	1,418	70
Total:	9,120	8.9	1.4	11.9	2,609	129

(1)	All Mineral Reserves conform to NI 43-101 and CIM definitions for Mineral Reserves.
(2)	The Mineral Reserves estimation was carried out using a cut-off grade of 2.6 grams per tonne gold equivalent and a mining recovery of 95%.
(3)	Mineral Reserve metal prices: $1,250 per ounce gold and $3.0 per pound copper.
(4)	Totals may not add up due to rounding.
(5)	The gold equivalent formula is: AuEq = Au grams per tonne + [Cu % * (Metallurgical Recovery of Cu in % * Payable Cu in % * (Price of Cu in $/lb less realisation costs) less royalty * 22.046) / (Recovery of Au in % * Payable Au in % * (Price of Au in $ per gram less realisation costs) less royalty)].
(6)	Silver is not included in the gold equivalent calculation. It contributes only about 0.1% to the ore value.
(7)	Mineral Reserves are reported on the basis of mined ore to be delivered to the plant as mill feed.
(8)	Processing recovery and payable factors used were 77.1% and 93.9% respectively for gold and 94.2% and 95.0% respectively for copper.
(9)	Average planned and unplanned dilution factors of 12% and 6% respectively for transverse stoping and 44% and 10% respectively for longitudinal stoping were assumed.
(10)	Mineral Reserves were defined within an underground mine plan generated considering diluted Measured and Indicated Mineral Resources.
(10)	Exchange rate used is 3.78 Turkish Lira = $1.00.
(11)	Andrew Hall, MAusIMM CP (Mining), Director/Principal Consultant for AMC, a QP under NI 43-101, has reviewed and approved the Mineral Reserves set forth above.

AMC is not aware of any mining, metallurgical, infrastructure, permitting or other issues above those discussed in the Hod Maden Report which could materially affect the stated Mineral Reserve estimates set forth above.

Permitting, Environmental and Social

Fundamental for advancing the Hod Maden Project will be a positive decision for its Environmental Impact Assessment (“EIA”). Artmin has completed most of the environmental base line studies and commenced activities related to the preparation of its EIA in the summer of 2018. The EIA will be submitted for approval to the General Directorate of Environmental Impact Assessment, Permit and Inspection (part of the Ministry of Environment and Urbanisation). To date, Artmin has obtained numerous permits to complete exploration activities on the Hod Maden Project, however the list of permits which will be required throughout the project cycle are numerous and these various permits will be applied for, as and when required, throughout the project life. The permitting approval process in Turkey for these required permits will range from two to twelve months, depending on the type of permit requested.

No endangered fauna species have been observed in the project area. Two endemic and critically endangered flora species have been identified, however these plants should be easily propagated by seed and a programme is being planned to nursery these plants. These plants do not actually occur in areas earmarked for disturbance/direct impact.

Detailed baseline studies have been completed to provide the required level of information for development and submission of the EIA with respect to air quality, noise, water quality, morphology, climate and soil. Surface water hydrology and hydrogeological studies are in progress. Traffic and socio-economic surveys are also planned; however preliminary data has been formulated.

As a result of the identification of the different activities carried out at the different stages of the Hod Maden Project (construction, operation, and closure) and the assessment of the various environmental impacts (physical, biotic, socioeconomic, and cultural), an environmental management strategy has been developed for the project. The environmental management strategy has been developed according to the following objectives:

●	ensuring that the operations developed by Artmin comply with the laws, regulations, ordinances, and environmental rules currently in force in Artvin province and Turkey;
●	preventing, controlling, minimising, and mitigating the negative environmental impact that may arise during the different project stages;
●	promoting the positive impact on the socioeconomic and technological areas, thus ensuring the participation of the local community in the achievements, under the concept of sustainable development.

Mining Operations, Infrastructure and Capital and Operating Costs

According to the Hod Maden Report, exploration, testwork and study work to date has indicated that the exploitation of the Hod Maden Project is potentially economically viable.

The Hod Maden Project is at an early development stage and a considerable number of tasks need to be completed before advancing the project to production. It is expected that 2018 and 2019 will be taken up with completing further field investigation work, more metallurgical testing and a definitive feasibility study. In parallel with this, environmental permitting will be applied for, take-off agreements discussed, and funding sought. It is projected that an early works programme will be able to commence in 2019, which will involve camp construction and tunnelling. If this starts in Q3 2019, first ore presentation is scheduled for Q4 2021 (Yr -1), with processing targeted at Q1 2022 (Yr 1).

The implementation schedule developed for the Hod Maden Project has been based on a 76- week plant and infrastructure design and construction period, with the requirement that first concentrate will be produced in Week 82 and full nameplate production capacity will be reached by Week 94. The project execution schedule reflects the work required from detailed engineering, through construction to commissioning. The schedule assumes that there is a seamless advancement of the project between the various phases of project development.

It is envisaged that Artmin will appoint an engineering and construction company to execute the project on an EPC or EPCM basis, except for the development of the portals and declines.

The Hod Maden Report contemplates the Hod Maden Project as an underground mine utilizing mechanized methods include transverse and longitudinal long hole open stoping with paste backfill. The main area will be mined from the bottom up in primary and secondary stopes with expected mine production of 900,000 tonnes per annum and a total of 9.1 million tonnes of ore produced during the eleven-year mine life at an average life of mine mill feed grade of 8.9 grams per tonne gold and 1.4% copper, realising 2,030,000 ounces of gold and 122,800 tonnes of copper contained in concentrate. Ore processing contemplates a single stage crush, various stages of milling, bulk foatation roughing, various stages of copper cleaning and regrind to produce a single copper concentrage containing gold. That concentrate will be transported to the Hopa port located on the Black Sea in Turkey for shipment to smelting facilities. The mill will be built in the nearby Saliçor Valley to avoid contact with existing roads and housing. A tailings storage facility and waste dumps will be located on surface as will a main office, 120-person camp, laboratory, storage and water treatment facilities. Grid power is available on site and some workforce can be based out of nearby Artvin city.

The initial capital cost for the Hod Maden Project has been estimated at $272.0 million, including VAT and contingency, comprised of: (i) $204.0 million for all plant, infrastructure, energy, tailings dam, engineering and construction contractors and ancillary equipment; and (ii) $68.0 million for mining costs. Including sustaining capital and closure, the total capital cost for the life of the Hod Maden Project has been estimated to be $394.0 million. These costs include allowance for working capital or pre-operating costs during the construction to cover pre-operation, start-up of the infrastructure and equipment under the scope of Artmin (owner’s costs). As mentioned above, the base case economic model assumes a gold price of $1,300 per ounce and a copper price of $3.00 per pound.

Mining capital costs are based on owner underground mining and owner management and technical services and are estimated at $162.0 million, comprised of $68.0 million for initial capital and $94.0 million sustaining capital. Underground mining capital costs include the purchase of the mining fleet, major overhauls of the fleet, capital lateral and vertical development and underground infrastructure. Based on the current mine plan: (i) underground mining operating costs have been estimated to average $27.50 per tonne of ore for the life of mine; (ii) process plant operating costs have been estimated at $23.20 per tonne of ore for the life of mine; and (iii) general and administration costs, which includes the accommodation camp for a limited number of employees have been estimated at $10.50 per tonne of ore.

The Hod Maden Project has an estimated internal rate of return of 60% (pre-tax), 50% (post-tax), and an estimated payback period of 18 months (post-tax) post ore processing commencement, using a gold price of $1,300 per ounce and a copper price of $3.00 per pound.

Exploration and Development

With the release of the Hod Maden Report, the Hod Maden Project moves into the next stage of development. The majority operator, Lidya, has commenced the permitting process and is currently working on a gap analysis and trade-off studies. Activities related to the preparation of a Feasibility Study began in Q4 of 2018. A total of 36 diamond drill holes containing 11,084 metres of drilling was completed at the Hod Maden Project in 2018.

Current activities at the Hod Maden Project include:

●	commencement of environmental studies as part of the EIA; and

●	Artmin has prepared and distributed a request for proposal for the preparation of the Hod Maden Feasibility Study.

DIVIDENDS

The Company currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on the Common Shares in the foreseeable future. Any determination to pay any future dividends will remain at the discretion of the Company’s Board of Directors and will be made taking into account its financial condition and other factors deemed relevant by the Board of Directors. The Company has not paid any dividends since its incorporation.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares. As of March 21, 2019, 179,629,255 Common Shares are issued and outstanding.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company’s Board of Directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

Publicly Traded

As of December 31, 2018 and as of the date hereof, the Company has a series of 4,965,400 warrants outstanding pursuant to which one (1) warrant entitles the holder to purchase one Common Share at a price of $4.00 until November 3, 2020 (the “2015 Warrants”) - the 2015 Warrants are listed and posted for trading on the TSX under the symbol “SSL.WT”.

The 2015 Warrants are governed by the terms of a warrant indenture (the “Warrant Indenture”) which provides for adjustment in the number of warrant shares issuable upon the exercise of the 2015 Warrants and/or the exercise price per warrant share upon the occurrence of certain events. From time to time, the Company and the warrant agent under the Warrant Indentures, without the consent of the holders of the 2015 Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of the 2015 Warrants. For further details, please refer to the full text of the Warrant Indenture which is filed on SEDAR at www.sedar.com.

Non-Publicly Traded

As of the date hereof, the Diavik Warrants and the Yamana Warrants are each outstanding.

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX under the symbol “SSL” and on the NYSE American under the symbol “SAND”. None of the Company’s above-mentioned publicly traded warrants (SSL.WT) are or were listed and posted for trading on the NYSE American.

Common Shares

The following table sets forth information relating to the trading of the Common Shares on the TSX for the most recently completed financial year.

Month	High (C$)	Low (C$)	Volume

January 2018	6.950	6.100	10,657,634
February 2018	6.470	5.660	9,081,240
March 2018	6.390	5.750	7,040,693
April 2018	6.460	5.780	4,845,139
May 2018	6.210	5.640	4,512,027
June 2018	6.070	5.710	3,933,895
July 2018	6.190	5.680	4,301,599
August 2018	5.800	4.620	6,630,941
September 2018	5.160	4.740	8,893,293
October 2018	5.470	4.750	9,048,906
November 2018	5.590	4.600	9,036,154
December 2018	6.320	5.530	8,295,967

The price of the Common Shares as quoted by the TSX at the close of business on December 31, 2018 was C$6.32 and on March 21, 2019 was C$7.71.

Warrants

SSL.WT

The following table sets forth information relating to the trading of the 2015 Warrants on the TSX for the months indicated during the most recently completed financial year.

Month	High (C$)	Low (C$)	Volume

January 2018	3.130	2.520	144,407
February 2018	2.780	2.050	238,205
March 2018	2.550	2.120	110,341
April 2018	2.520	2.100	65,535
May 2018	2.390	2.070	82,840
June 2018	2.170	1.970	99,782
July 2018	2.260	1.920	127,791
August 2018	2.010	1.140	182,319
September 2018	1.400	1.220	50,290
October 2018	1.550	1.040	152,751
November 2018	1.520	0.950	134,960
December 2018	1.800	1.420	61,650

The price of the 2015 Warrants as quoted by the TSX at the close of business on December 31, 2018 was C$1.75 and on March 21, 2019 was C$2.70.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with the Company and principal occupation of each person who is a director and/or an executive officer of the Company.

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation

Nolan Watson British Columbia, Canada	President, Chief Executive Officer and Director since September 2008; Chairman of the Board from January 2013 to March 2016	President and Chief Executive Officer of the Company.

David Awram British Columbia, Canada	Director since March 2007; Executive Vice President from July 2009 to January 2013; Senior Executive Vice President since January 2013	Senior Executive Vice President of the Company.

John P.A. Budreski (1) (2) (3) British Columbia, Canada	Director since June 2009	Executive Chairman of Morien Resources Corp.; Executive Chairman of EnWave Corporation.

David E. De Witt (1) (2) (3) British Columbia, Canada	Director since April 2008; Lead Independent Director from January 2013 to March 2016; Chairman of the Board since March 2016	Independent Businessman; Chairman of Pathway Capital Ltd. (“Pathway”).

Andrew T. Swarthout (1) (2) Arizona, United States	Director since March 2009	Executive Chairman of Bear Creek Mining Corporation.

Mary L. Little (2) (3) Colorado, United States	Director since June 2014	Independent geological consultant.

Vera Kobalia British Columbia, Canada	Director since June 2018	AsiaGlobal Fellow at the University of Hong Kong.

Erfan Kazemi British Columbia, Canada	Chief Financial Officer since August 2011	Chief Financial Officer of the Company.

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance & Nominating Committee.
(3)	Member of the Compensation Committee.

Each director’s term of office expires at the next annual meeting of shareholders of the Company or when his/her successor is duly elected or appointed, unless his/her term ends earlier in accordance with the articles or by-laws of the Company, he/she resigns from office or he becomes disqualified to act as a director of the Company.

The principal occupations, businesses or employments of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set forth below.

Nolan Watson – President and Chief Executive Officer. Mr. Watson has been the President and Chief Executive Officer of the Company since September 2008 and was its Chairman from January 2013 to March 2016. From May 2010 to May 2014 (when Sandstorm Metals was acquired by the Company), Mr. Watson was President and Chief Executive Officer of Sandstorm Metals and its Chairman from January 2013 to May 2014. From July 2008 to September 2008, Mr. Watson was an independent businessman. From April 2006 to July 2008, Mr. Watson was the Chief Financial Officer of Wheaton Precious Metals Corp. (formerly known as Silver Wheaton Corp., “Wheaton”). Mr. Watson is a Chartered Financial Analyst Charterholder, a Fellow of the Chartered Professional Accountants of British Columbia (Valedictorian), and he holds a Bachelor of Commerce degree (with honours) from the University of British Columbia. Mr. Watson’s leadership qualities and extensive financial, accounting and business experience are invaluable to the Board of Directors and management in achieving success for the Company in its industry.

David Awram – Senior Executive Vice President and Director. Mr. Awram was Executive Vice President of the Company from July 2009 to January 2013 and has been its Senior Executive Vice President since January 2013. Mr. Awram was Executive Vice President of Sandstorm Metals from January 2010 to January 2013 and then its Senior Executive Vice President from January 2013 to May 2014. From July 2008 to July 2009, Mr. Awram was an independent businessman. From May 2005 to July 2008, Mr. Awram was the Director of Investor Relations for Wheaton. Prior to May 2005, he was Manager, Investor Relations with Diamond Fields International Ltd. from April 2004 to April 2005. He holds a Bachelor of Science degree (Honours) in Geology from the University of British Columbia in 1996. Mr. Awram’s experience evaluating hundreds of resource projects and completion of on-site due diligence on dozens of mines across the globe is invaluable to the Board of Directors and management in enhancing the Company’s Gold Stream and royalty portfolio.

John P.A. Budreski – Director. Mr. Budreski was President and Chief Executive Officer of Morien Resources Corp. from November 2012 to November 2018 and has been its Executive Chairman since November 2018. Mr. Budreski has been the Executive Chairman of EnWave Corporation since June 2014. He was a Managing Director and a Vice Chairman with Cormark Securities Inc. from 2009 to 2012. He was the President and Chief Executive Officer of Orion Securities Inc. from 2005 to 2007. Prior to this, he filled the roles of a Managing Director of Equity Capital Markets and Head of Investment Banking for Scotia Capital Inc. from March 1998 to February 2005 after starting out as a Managing Director of US Institutional Equity Group for Scotia Capital. He also held senior roles in investment banking and equity sales and trading for RBC Dominion Securities and worked for Toronto Dominion Bank. He holds an MBA from the University of Calgary and a Bachelor of Engineering from TUNS/Dalhousie. Mr. Budreski’s experience and financial expertise in the investment banking and natural resources industries, combined with his knowledge of commodities and securities markets, provides the Board with valuable insight and perspective on these issues.

David E. De Witt – Chairman of the Board. Since October 2004, Mr. De Witt has been a co-founder and Chairman of Pathway, a Vancouver-based private venture capital company. Mr. De Witt graduated with a BComm/LLB from the University of British Columbia in 1978 and practiced corporate, securities and mining law until his retirement from the practice of law in January 1997. He currently holds directorships in a number of public companies involved in the natural resource field and has experience in resource projects located in Latin America, North America and Asia. Mr. De Witt’s intimate familiarity with all aspects of capital markets, financial transactions, mergers and acquisitions and restructuring provides value and informed perspective to management and the Board of Directors. His legal experience and work with the TSX and other forums also provides the Company with an enhanced perspective on governance issues.

Andrew T. Swarthout – Director. Mr. Swarthout has been the Executive Chairman of Bear Creek Mining Corporation since October 2017. He has been a director of Bear Creek Mining Corporation since 2003 and was its Chief Executive Officer from 2003 to September 2017. He was also its President until February 2011 and then again from August 2013 to September 2017. Mr. Swarthout was a Director of Rio Cristal Resources Corporation from December 2006 to September 2013 and he was a Director of Esperanza Resources Corp. from May 2012 to August 2013. Formerly he was an officer and member of the management committee of Southern Peru Copper Corporation from 1995 to 2000 where he participated in decision making during a dynamic period of corporate expansions, financing and project development. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist. Mr. Swarthout’s extensive experience in the mining industry, coupled with his background in precious metals exploration and project development, combine to provide valuable industry insight and perspective to the Board of Directors and management.

Mary L. Little – Director. Ms. Little has been an independent geological consultant since 2014. Formerly, she was a director, Chief Executive Officer, President and founder (from October 2003 to May 2014) of Mirasol Resources Ltd., a precious metals company focused on exploration in Latin America. On March 11, 2015, Ms. Little became a director of Pure Energy Minerals Ltd., on April 1, 2016, she became a director of Tinka Resources Ltd. and on May 14, 2018 she became a director of New Dimension Resources Ltd. Her industry experience includes 15 years in Latin America with major mining companies Newmont, Cyprus Amax and WMC Ltd., where she held management positions including Business Development Manager and Country Manager. Ms. Little has also served as trustee for the Society of Economic Geologists Foundation from 2010 to 2014. She holds a M.Sc. degree in Earth Sciences from the University of California and an MBA from the University of Colorado and is a Qualified Person under NI 43-101. Ms. Little’s extensive experience in the exploration and evaluation of epithermal precious metals deposits, as well as porphyry and sediment-hosted mineral environments provides the Board and management with valuable industry insight.

Vera Kobalia – Director. Ms. Kobalia is currently an AsiaGlobal Fellow at the University of Hong Kong. Formerly, she was an International Doing Business Advisor for the Australia Indonesia Partnership for Economic Governance in Jakarta, Indonesia from January 2016 to February 2018. From February to July 2015, she was the Deputy Chair of the Board for the Astana Expo 2017 National Company in Astana, Kazakhstan. From October 2012 to November 2013, Ms. Kobalia was Advisor to the President of Georgia on issues of economic and foreign policy in Tbilisi, Georgia. Prior to this appointment, she held the government position of Minister for the Ministry of Economy and Sustainable Development of Georgia in Tbilisi, Georgia for the period from June 2010 to October 2012. Ms. Kobalia has been a visiting lecturer at the European Academy of Diplomacy in Warsaw, Poland for the period from June 2015 to present. Ms. Kobalia is the founder of the “Coalition for Justice”, a non-profit organization which promotes the rights of internally displaced persons in Georgia through advocacy, education and research. She is fluent in English, Russian and Georgian and frequently speaks on public policy issues, fighting corruption in public and private institutions, sustainable development as economic growth tool and women leadership at international conferences and forums, including the Council of Europe’s World Forum for Democracy, the World Economic Forum, the Warsaw Security Forum and the International Transport Forum. She holds a diploma in Information Technology Management from the British Columbia Institute of Technology.

Erfan Kazemi – Chief Financial Officer. Since August 2011, Mr. Kazemi has been the Chief Financial Officer of the Company and he was the Chief Financial Officer of Sandstorm Metals from August 2011 to May 2014. Formerly, Mr. Kazemi was a Senior Manager at PricewaterhouseCoopers LLP where he worked commencing in January 2005 (as an Associate) until June 2011 and where he managed the audits of billion dollar multinational entities and co-authored several publications. On June 6, 2018, Mr. Kazemi became a director of Bear Creek Mining Corporation, a leading Peru-focused silver exploration and development company. In the community, Mr. Kazemi is a former member of the Vancouver Public Library Board and of the University of British Columbia Board of Governors. Mr. Kazemi is a Chartered Financial Analyst Charterholder, a Chartered Professional Accountant and he also holds a Bachelor of Science (Mathematics) from the University of British Columbia. Mr. Kazemi brings an important range of extensive financial, accounting and business experience to the Board of Directors which is vital in managing the Company’s business.

As at March 21, 2019, the directors and executive officers of Sandstorm Gold, as a group, beneficially owned, directly and indirectly, or exercised control or direction over, 2,884,894 Common Shares, representing approximately 1.6% of the total number of Common Shares outstanding before giving effect to the exercise of options, restricted share rights or warrants to purchase Common Shares held by such directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company, is, or within ten years prior to the date of this AIF has been, a director, chief executive officer or chief financial officer of any company (including Sandstorm Gold) that,

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company,

(i)	is, or within ten years prior to the date of this AIF has been, a director or executive officer of any company (including Sandstorm Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than John P.A. Budreski, who was a director of EarthFirst Canada Inc. (“EarthFirst”) until March 2, 2010. EarthFirst was engaged in the development of wind power and related generation facilities, when it obtained creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) on November 4, 2008. The CCAA process has now been completed and EarthFirst amalgamated with another entity and no longer exists as a separate entity. In addition, Mr. Budreski became a director of Colossus Minerals Inc. (“Colossus”) in late March of 2014 pursuant to the terms of, and upon the completion of, a Court supervised restructuring. Prior to Mr. Budreski joining the Board of Colossus, Colossus had failed to file its requisite disclosure materials with the applicable regulatory bodies and, on April 29, 2014, the Ontario Securities Commission issued a cease trade order against Colossus. As of the date hereof, the cease trade order remains in effect; or

(ii)	has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Sandstorm Gold’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential material conflicts of interest between Sandstorm Gold and any director or officer of Sandstorm Gold, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Sandstorm Gold and their duties as a director or officer of such other companies. See “Description of the Business - Risk Factors - Risks Relating to the Company - Conflicts of Interest”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below, no directors, executive officers or principal shareholders of Sandstorm Gold or any associate or affiliate of the foregoing have had any material interest, direct or indirect, in any transactions in which Sandstorm Gold has participated since January 1, 2016, which has materially affected or is reasonably expected to materially affect Sandstorm Gold.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States of America is Computershare Trust Company, N.A. in Golden, Colorado.

The warrant agent for the 2015 Warrants is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts entered into by the Company within the financial period ended December 31, 2018 or since such time or before such time that are still in effect, other than in the ordinary course of business, are as follows:

1.	The Santa Elena Gold Stream. See “General Development of the Business - Mineral Interests - Santa Elena Gold Stream” for further details.

2.	The Copper Purchase Agreement and the Silver Purchase Agreement. See “General Development of the Business – Mineral Interests – Multi-Asset Stream Transaction with Yamana Gold Inc.” for further details.

3.	The Houndé Royalty purchase agreement. See “General Development of the Business – Mineral Interests – Houndé Royalty” for further details.

INTERESTS OF EXPERTS

Qualified Persons Under NI 43-101

Ramon Mendoza Reyes, P. Eng., Vice President Technical Services for First Majestic, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Santa Elena Mine contained in this AIF.

Sébastien B. Bernier, MSc., PGeo., Senior Director, Geology and Mineral Resources for Yamana, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Chapada Mine contained in this AIF.

Keith Laskowski, MSc., Vice President Technical Services for the Company, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Houndé Mine contained in this AIF.

Rodney Webster, M.AIG, Principal Geologist for AMC, Andrew Hall, MAusIMM CP (Mining), Director/Principal Consultant for AMC, Paul Newling, FAusIMM CP (Metallurgy), Managing Director, NewPro Consulting & Engineering Services Pty Ltd and Zafir Ekmekҫi, SME RM, Principal, Hacettepe Mineral Teknolojileri Ltd Ști, prepared the Hod Maden Report and each a qualified person under NI 43-101. Each of Messrs. Webster, Hall, Newling and Ekmekҫi has reviewed and approved the scientific and technical disclosure relating to the Hod Maden Project contained in this AIF.

Each of the aforementioned firms or persons are independent of the Company (with the exception of Mr. Laskowski), and held either less than 1% of the outstanding Common Shares or no securities of the Company or of any associate or affiliate of the Company at the time of preparation of the respective reports and/or at the time of the preparation of the technical information contained in this AIF and did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company. None of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company, other than Mr. Laskowski who is an employee of the Company.

Auditors

The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated February 19, 2019 in respect of the Company’s consolidated financial statements as at December 31, 2018 and December 31, 2017 and for each of the years then ended and the Company’s internal control over financial reporting at December 31, 2018. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and within the meaning of Public Company Accounting Oversight Board (United States) (PCAOB) Rule 3520, Auditor Independence.

AUDIT COMMITTEE

The Company’s Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full Board of Directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s Board of Directors. A copy of the charter is attached hereto as Schedule “A” to this AIF.

The following are the current members of the Committee:

John P.A. Budreski	Independent (1)	Financially literate (1)
David E. De Witt	Independent (1)	Financially literate (1)
Andrew T. Swarthout	Independent (1)	Financially literate (1)

(1)       As defined by National Instrument 52-110 Audit Committees (“NI 52-110”).

Relevant Education and Experience

As noted above, each member of the Audit Committee is financially literate, i.e. has the ability to read and understand financial statements. Collectively, the Audit Committee members have the education and experience to fulfill their responsibilities as outlined in the Audit Committee Charter.

Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

John P.A. Budreski – Mr. Budreski has been involved in capital markets since 1987 and has acted as an advisor or consultant on a variety of capital markets matters. From 2009 to 2012, he was a Managing Director and a Vice Chairman with Cormark Securities Inc. He was the President and Chief Executive Officer of Orion Securities Inc. from 2005 to 2007. Mr. Budreski’s work has required extensive review and analysis of financial statements. He graduated in 1981 from TUNS/Dalhousie with a Bachelor of Engineering degree and then in 1986 from the University of Calgary with an MBA degree.

David E. De Witt – Mr. De Witt is a founding partner and the Chairman of Pathway Capital Ltd., a private venture capital company which was founded in October 2004. He has been a director and officer of numerous publicly traded companies since 1991 and his work has required extensive review and analysis of financial statements. Mr. De Witt graduated in 1975 from the University of British Columbia with a Bachelor of Commerce degree and then in 1978 with a Bachelor of Laws degree.

Andrew T. Swarthout – In addition to being a Director of the Company, Mr. Swarthout has been a Director and executive officer of Bear Creek Mining Corporation since 2003. He was a Director of Rio Cristal Resources Corporation from December 2006 to September 3013 and a Director of Esperanza Resources Corp. from May 2012 to August 2013. These are all publicly traded companies and Mr. Swarthout’s work has required extensive review of financial statements. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any exemption from NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Company.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two financial years are as follows:

Financial Year Ending	Audit Fees	Audit-Related Fees	Tax Fees (1)	All Other Fees (2)
2018 (December 31)	C$393,060	NIL	C$174,457	C$1,690
2017 (December 31)	C$370,900	NIL	C$18,870	C$1,690

(1)	Tax advisory fees relating to due diligence as to tax components of contemplated streams and royalties and other.
(2)	Fee for online IFRS accounting manual database.

ADDITIONAL INFORMATION

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company dated April 27, 2018 filed on SEDAR at www.sedar.com. This information will also be contained in the management information circular of the Company to be prepared in connection with the Company’s 2019 annual meeting of shareholders currently scheduled to be held in June 2019 which will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2018.

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as required under applicable Canadian and United States securities legislation (“Securities Legislation”). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2018, the Company’s disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in documents and reports that it files or submits to the regulators in Canada and the United States under applicable Securities Legislation was recorded, processed, summarized and reported within the time periods specified in such applicable Securities Legislation and designated forms; and (ii) material information required to be disclosed in the Company’s documents and designated forms filed under such Securities Legislation was accumulated and communicated to the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

SCHEDULE “A”

SANDSTORM GOLD LTD.

(the "Company")

AUDIT COMMITTEE CHARTER

I.           Mandate

The primary function of the Audit Committee (the “Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

•	Oversee the audit of the Company’s financial statements.

•	Review and appraise the performance of the Company’s external auditors.

•	Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

II.          Composition

The Committee shall be comprised of three or more directors as determined by the Board of Directors. Each of these directors shall be independent as required by the applicable rules of the Company’s regulators. No member of the Committee is permitted to have participated in the preparation of the financial statements of the Company or any current subsidiary at any time during the past three years.

If permitted by applicable stock exchange laws and regulations in effect from time to time, one director who (i) is not independent as defined and required under applicable stock exchange rules, and (ii) is not a current employee or an immediate family member (as defined under applicable stock exchange rules) of such employee, may be appointed to the Audit Committee if the Board, under exceptional and limited circumstances, determines that membership on the Audit Committee by the individual is required in the best interests of the Company and its stockholders. In such event, the Board will disclose in the Company’s next annual proxy statement the nature of that director’s relationship with the Company and the reasons for that determination. A director appointed to the Committee pursuant to this exception may not serve in excess of two consecutive years and may not chair the Committee.

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Each member of the Committee will be able to read and understand fundamental financial statements. At least one member of the Committee shall have accounting or related financial management expertise to qualify as a financial expert. A financial expert is a member who understands generally accepted accounting principles and financial statements; can assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities; understands internal control over financial reporting; and understands audit committee functions.

The members of the Committee shall be elected by the Board of Directors. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

III.         Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

IV.        Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

1.	Review and update this Charter annually.

2.	Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

3.	Review the expenses of the Chief Executive Officer on an annual basis.

External Auditors

4.	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

5.	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company.

6.	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

7.	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

8.	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

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9.	At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

10.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

11.	Review with management and the external auditors the audit plan for the year-end financial statements.

12.	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.	the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.	such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

13.	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

14.	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

15.	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

16.	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

17.	Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

18.	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements. Where there are significant unsettled issues, the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

19.	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

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20.	Solicit and review complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

21.	Review certification process.

22.	Allow for the solicitation of confidential and/or anonymous submissions by employees of the Company of concerns regarding questionable accounting or auditing matters.

23.       Review any related-party transactions.

General

24.	The Committee shall be empowered to retain independent counsel and other advisers as necessary to carry out its duties.

25.	The Committee shall be provided appropriate funding from the Company, as determined by the Committee, for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company, to any advisers employed by the Committee, and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

APPROVED by the Audit Committee of SANDSTORM GOLD LTD. on May 3, 2012.

APPROVED AND ADOPTED by the Board of Directors of SANDSTORM GOLD LTD. on May 3, 2012.

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